As confidentially submitted to the U.S. Securities and Exchange Commission on March 28, 2024.

This draft registration statement has not been publicly filed under the Securities Act of 1933, as amended and all information herein remains strictly confidential.

Registration No. 333-[      ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AoChuang Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	5511	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

No. 63-1, Nanhai Avenue, Longhua District

Haikou City, Hainan Province, China 570206

Telephone: +86 0898-66802667

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[  ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Anna J. Wang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th Floor New York, NY 10017 Tel: (212) 451-2942	Kevin Sun, Esq. Bevilacqua PLLC 1050 Connecticut Avenue NW, Suite 500 Washington, DC 20036 Tel: (202) 869-0888

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED March 28, 2024

AoChuang Holdings, Inc.

[        ] Ordinary Shares

This is the initial public offering on a firm commitment basis of [      ] Ordinary Shares, par value USD$0.0001 per share (each, an “Ordinary Share”, collectively, “Ordinary Shares”), of AoChuang Holdings, Inc. (the “Company” or “AoChuang”), a Cayman Islands exempted company with limited liability whose principal place of business is in the People’s Republic of China (the “PRC”).

We expect that the initial public offering price will be in the range of $[   ] to $[   ] per Ordinary Share. As of the date hereof, our authorized share capital is USD$50,000, divided into 500,000,000 Ordinary Shares. As of the date hereof, we have 34,000,000 Ordinary Shares issued and outstanding.

Upon the completion of this offering, we will have [   ] Ordinary Shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option, or [   ] Ordinary Shares issued and outstanding, assuming the underwriters exercise their over-allotment option. Mr. Yuan Liu, our Chairman of the board of directors, Chief Executive Officer and Chief Financial Officer, will beneficially own [   ]% of our total issued and outstanding Ordinary Shares, assuming the underwriters do not exercise their over-allotment option, or [   ]% of our total issued and outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full. As such, Mr. Liu will control matters subject to a vote by our shareholders, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 18 for additional information.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 17 for additional information.

No public market currently exists for our Ordinary Shares. We intend to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ]”. This offering is contingent upon the final approval from Nasdaq for our listing on Nasdaq Capital Market. We will not proceed to consummate this offering if Nasdaq denies our listing. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq Capital Market or that the offering will be closed.

AoChuang Holdings, Inc., which we refer to as “AoChuang”, the “Company”, or “Cayman Islands holding company”, is a holding company with no material operations of its own, and conducts substantially all of its operations through Hainan Aochuang New Energy Development Co., Ltd., which we will refer to as “Hainan Aochuang”, and its subsidiaries, which we will collectively refer to as “PRC subsidiaries”, “PRC operating entities”, or “PRC operating subsidiaries.” The Ordinary Shares offered in this offering are shares of AoChuang Holdings, Inc., our Cayman Islands holding company, instead of shares of any of the PRC operating subsidiaries. Investors in our Ordinary Shares should be aware that they may never hold equity interests in any of our PRC operating subsidiaries.

We indirectly hold 100% equity interests in our PRC subsidiary, Aomei (Hainan) New Energy Technology Co., Ltd. which we will refer to as “Aomei Hainan,” through our Hong Kong subsidiary, AoChuang Holdings (HK) Limited, which we will refer to as “Aochuang HK” or “HK subsidiary.” Aomei Hainan holds 99% equity interests in Hainan Aochuang, which holds the following equity interests in our other PRC operating entities: 70% in Hainan Xinzhiyi Auto Sales & Services Co., Ltd., which we will refer to as “Xinzhiyi Auto,” 100% in Hainan Aochuang Qiangsheng Auto Sales & Services Co., Ltd., which we will refer to as “Qiangsheng Auto,” 51% in Hainan Weilan Auto Management Co., Ltd., which we will refer to as “Weilan Auto,” and 100% in Hainan Dezhong Parallel Auto Sales & Services Co., Ltd. which we will refer to as “Dezhong Auto.” Our PRC operating entities were organized in the PRC and our corporate structure is governed by the PRC laws. We do not have a variable interest entity structure. As advised by our PRC legal counsel, King & Capital Law Firm, based on their understanding of current PRC laws and regulations, our corporate structure is not in violation of the applicable PRC laws.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into effect on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect. Since the New Administrative Rules Regarding Overseas Listings are newly promulgated, and the interpretation and implementation thereof involves uncertainties, we cannot assure that we will be able to complete the relevant filings in a timely manner or fulfil all the regulatory requirements thereunder. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting archives. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless. See more details under “Risk Factors — Risks Related to Doing Business in China — Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.” on page 30 of this prospectus and detailed discussion of legal uncertainties and jurisdictional limits in China under “Risk Factors — Risks Related to Doing Business in China —Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.” on page 33 of this prospectus. See “Risk Factor — Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or if the PRC government were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 32 of this prospectus.

Our Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), and on December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, TPS Thayer, LLC, is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis. TPS Thayer, LLC is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit TPS Thayer, LLC to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to Doing Business in China — Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 47 of this prospectus.

Neither AoChuang nor its subsidiaries have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. Each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities. As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends and our cash and financing requirement may not be fully satisfied.

As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between AoChuang and its subsidiaries. In the future, cash proceeds from overseas financing activities, including this offering, will be transferred by AoChuang to its subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to AoChuang, and no dividends or distributions have been made to any investors by AoChuang or any of its subsidiaries. We intend to keep any future earnings to re-invest in and finance the expansion of the business of our PRC subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC operating entities to the Hong Kong subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong, due to the interventions in or the imposition of restrictions and limitations by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Furthermore, if any of our PRC subsidiaries incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the economic, political and legal environment in Hong Kong and that the PRC government will not in the future exert influence over changes to laws and regulations of Hong Kong to impose restrictions on the transfer of capital within, into and out of Hong Kong.

See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Subsidiaries” on page 12 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.” on page 37 of this prospectus and “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 38 of this prospectus. For a summary of the condensed consolidated schedule and the consolidated financial statements, see page 20 of this prospectus for “Summary Consolidated Financial and Operating Data”; “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 39 of this prospectus; and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 40 of this prospectus.

We are a Cayman Islands company and conduct all of our operations in China and all of our assets are located in China. In addition, all of our directors and officers are nationals or residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. See “Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 42 of this prospectus.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per Share	Total
Initial public offering price (1)	$	$
Underwriting discounts and commissions (2)
Proceeds, before expenses, to us (3)	$	$

(1)	Initial public offering price per share is assumed as $[ ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The table above assumes that the underwriters do not exercise their over-allotment option.

(2)	An underwriting discount equal to eight percent (8%) of the gross proceeds of this offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company (including but without limitation EF Hutton LLC) will be provided to underwriters, and an underwriting discount equal to five percent (5%) of the gross proceeds of this offering raised from investors that are introduced by the Company will be provided to underwriters. The calculation above is based on the assumption that all Ordinary Shares sold in this offering were to investors introduced by the underwriters. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriters, or certain other expenses for which we have agreed to reimburse the underwriters. See “Underwriting” beginning on page 127 of this prospectus for additional disclosure regarding underwriting compensation payable by us.

(3)	The total estimated expenses related to this offering are set forth in the section entitled “Underwriting — Discounts, Commissions and Expenses” on page 127 of this prospectus.

We have granted the underwriters an option, exercisable for 45 days following the effective date of this prospectus, to purchase up to an additional 15% of the Ordinary Shares offered in this offering on the same terms to cover over-allotments, if any. See the section entitled “Underwriting” for additional information regarding total underwriting compensation.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Ordinary Shares against payment in USD to purchasers on or about [●], 2024.

EF HUTTON LLC

Prospectus dated               , 2024

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

We have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of this prospectus or any filed free writing prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

Until [__________], 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

●	“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

●	“Aochuang HK” or “HK subsidiary” refers to AoChuang Holdings (HK) Limited, a company organized under the laws of Hong Kong, which is wholly-owned by AoChuang Holdings, Inc.;

●	“Aomei Hainan” refers to Aomei (Hainan) New Energy Technology Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Aochuang HK;
●	“China” or the “PRC” refers to the People’s Republic of China. When used in the case of laws, regulations and rules, “China” or “the PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China” or “the PRC” or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China;

●	Depending on the context, “we”, “us”, “our company”, “our”, the “Company” and “AoChuang” refer to AoChuang Holdings, Inc., a Cayman Islands exempted company, and its subsidiaries, AoChuang Holdings (HK) Limited, Aomei (Hainan) New Energy Technology Co., Ltd., Hainan Aochuang New Energy Development Co., Ltd., Hainan Xinzhiyi Auto Sales & Services Co., Ltd., Hainan Aochuang Qiangsheng Auto Sales & Services Co., Ltd., Hainan Weilan Auto Management Co., Ltd., and Hainan Dezhong Parallel Auto Sales & Services Co., Ltd., unless the context otherwise indicates;

●	“Dezhong Auto” refers to Hainan Dezhong Parallel Auto Sales & Services Co., Ltd. a limited liability company organized under the laws of China;

●	“CAC” refers to the Cyberspace Administration of China;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Hainan Aochuang” refers to Hainan Aochuang New Energy Development Co., Ltd.

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

ii

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“NPC” refers to the National People’s Congress of China;

●	“Qiangsheng Auto” refers to Hainan Aochuang Qiangsheng Auto Sales & Services Co., Ltd., a limited liability company organized under the laws of China;
●	“RMB” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange in China;

●	“SAIC” refers to the State Administration for Industry and Commerce in China and is currently known as State Administration for Market Regulation;

●	“SAT” refers to the PRC State Administration of Taxation;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“USD” or “$” refers to the legal currency of the United States;

●	“Weilan Auto” refers to Hainan Weilan Auto Management Co., Ltd., a limited liability company organized under the laws of China; and

●	“Xinzhiyi Auto” refers to Hainan Xinzhiyi Auto Sales & Services Co., Ltd., a limited liability company organized under the laws of China.

AoChuang’s reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in RMB. This prospectus contains translations of certain foreign currency amounts into USD for the convenience of the reader. The Company’s assets and liabilities are expressed in USD at the exchange rate on the balance sheet date, which is 7.2960 and 7.1135 RMB to one (1) USD as of September 30, 2023 and 2022, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rates during the respective financial period, which is 7.0533 and 6.5532 RMB to one (1) USD for the years ended September 30, 2023 and 2022, respectively.  No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate. We are exposed to foreign exchange risk. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.” on page 40 of this prospectus.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Overview of Our Business

We are a passenger electric vehicles (EVs) retailer and comprehensive automobile service provider in Hainan Province, China. Leveraging the beneficial local government policy for EV promotion in Hainan Province, we strategically focus our operation on sales and services of EVs instead of internal combustion engine vehicles (ICEVs). We maintain dealership agreements with well-known EV manufacturers in China to operate our 4S dealership stores for a diversified portfolio of popular EV brands, consisting of Geely Geometry, Ora, Chery New Energy, and GAC Trumpchi. “4S” stands for four automobile-related business elements initiated by “S”: sales, spare parts, service and survey. We established our first 4S dealership store in Haikou, Hainan Province in 2016, and have since grown to a comprehensive automobile service provider in Hainan with four full-service 4S dealership stores under four PRC operating subsidiaries.

As of date of this prospectus, we operated through our four full-service dealership stores for which we obtained manufactures’ authorization. All our four 4S dealership stores are located in Haikou, the capital city and also the most populous city of Hainan province. We have established strong, long-term relationships with some leading automobile manufacturers. We have entered into contracts with them, which are renewed on a yearly basis. We also received sales awards from manufactures for consecutive years.

Our principal businesses are:

●	sale of new passenger vehicles as authorized by EV manufacturers;

●	after-sales services, including (i) repair services, (ii) sale of spare parts and accessories, and (iii) maintenance services; and

●	Vehicle-related finance and insurance services.

Principal Businesses

4S Dealership Stores

Through our four 4S dealership stores we sell new passenger vehicles, and engage in a variety of other automobile-related businesses, such as: (i) repair services, (ii) sale of spare parts and accessories, and (iii) maintenance services.

Our Existing Dealership Stores

The following table sets forth further details of our dealership stores that are in operation as of the date of this prospectus:

Dealership Store Operated By	EV Brand	Location	Year of Commencement of Operation	Expiry Date of Authorization
Weilan Auto	Geely Geometry	Haikou, Hainan	September 2018	June 30, 2024
Qiangsheng Auto	Ora	Haikou, Hainan	August 2021	December 31, 2024
Dezhong Auto	Chery New Energy	Haikou, Hainan	March 2016	For Chery New Energy: December 8, 2024
Xinzhiyi Auto	GAC Trumpchi	Haikou, Hainan	April 2020	April 2, 2025

Network Expansion

In terms of brand diversity, we expect to increase the number of brand 4S dealership stores in our network. As of the date of this prospectus, we have received manufacturer’s authorizations to open another two 4S dealership stores for Volkswagen Anhui (DSSO) and Honda eπ in Haikou City. We expect the new dealership stores for these brands will commence operation by the end of 2024.

Awards

Our 4S dealership stores have received numerous awards and accolades from manufacturers, industry trade associations and the media. In particular, we have obtained the followings major awards from manufacturers of passenger vehicle brands:

●	Weilan Auto was awarded by Hainan Automobile Circulation Industry Association (“HACIA”) as one of the “Top 10 dealers in Hainan Automobile Circulation Industry (Passenger Cars) in 2022”.

●	Weilan Auto was awarded the “Top 20 Awards for Online Car Sales Ranking in 2022, 2021 And 2020” from the Hainan Provincial Department of Commerce.

●	Qiangsheng Auto was awarded the “Top 20 Awards for Online Car Sales Ranking in 2022” from the Hainan Provincial Department of Commerce.

Sale of New Passenger Vehicles

We generate the majority of our revenue from the sale of new passenger vehicles. For the years ended September 30, 2023 and 2022, we generated $64.8 million and $72.5 million from vehicle sales, respectively, which primarily consisted of new passenger vehicle sales, accounted for approximately 95.1% and 94.3% of our total revenue, respectively.

After-Sales Services

Our 4S dealership stores provide comprehensive after-sales services to our customers. These services primarily consist of (i) repair services; (ii) sale of spare parts and accessories; and (iii) maintenance services. The repair and maintenance services are performed by our own technicians and third-party service providers.

Many of our after-sales service customers have previously purchased new vehicles from our dealership stores. We focus on providing high quality after-sales services to achieve a high degree of customer satisfaction. We believe this approach encourages customer retention and repeat purchases, as well as attracts new customers through referrals. The quality of our repair and maintenance services is also a factor considered by manufacturers in determining whether to enter into a new dealership agreement or to renew our existing dealership agreements.

We will continue to attract, train and retain experienced service representatives and technicians to implement the best service standards. To maintain sufficient and quality technician forces, we recruit and train automotive technicians with necessary qualification and experience, and provide onboarding and also periodic training to our technicians. Our training covers introduction of new vehicle models on market, and also provide updated knowledge on vehicle repair as necessary.

Vehicle-Related Finance and Insurance Services

As a value-add service, we provide vehicle-related finance and insurance services which accompany our sales of EVs. We have formed cooperation with local banks to recommend their vehicle financing product to our customers. In addition, our subsidiaries, Xinzhiyi Auto, Dezhong Auto and Qiangsheng Auto have entered into cooperation agreements with Hainan Aotong Insurance Representative Co., Ltd. (“Hainan Aotong”), a qualified insurance brokerage in Hainan Province of which our Chairman and CEO is the controlling shareholder, to provide vehicle insurance to our customers.

Surveys

Our large customer base is a valuable source of market intelligence. We conduct customer surveys to obtain feedback on our customer service and collect market information. The results of our customer surveys are processed, reviewed and sent to the relevant departments for market analysis and service improvement.

Based on our surveys, we offer targeted discount offers to our customers, so that our customers are incentivized to purchase our after-sale services, and even introduce us to their family and friends as trusted service provider. We also utilize the surveys to improve quality of our services. We value greatly opinion and suggestions given by customers, and adjust our service offerings accordingly.

Charging Stations

We are the only 4S dealership network within Hainan Province that partners with TELD New Energy Co., Ltd (“TELD”) to develop charging stations. TELD is the leader in EV charging in China market which provides customized charging solutions. As part of our strategy of promoting use of EVs in Hainan, we partnered with TLED to develop a charging station in Haikou City. The development of the charging station promoted our customers’ charging experience with wide geographical coverage and fast charging speed. In turn, the charging station also served as our marketing hubs, where we push new vehicle model marketing information onto the screens distributed at the charging station, to boost our sales efforts.

Vehicle Recall

Our 4S dealership stores and manufacturer-authorized service centers may be required to assist manufacturers in handling vehicle recalls. We believe we are not liable under PRC laws and regulations for any cost associated with vehicle recalls and are compensated by the manufacturers for providing our assistance. Manufacturers usually notify us prior to the commencement of a recall with, among other things, instructions for remedial repairs and responses to customer queries. After being notified of a recall, we typically contact affected customers and arrange for their vehicles to be inspected and repaired in our dealership stores according to the manufacturer’s instructions. We also service affected vehicles purchased from other dealership groups. Affected new passenger vehicles in our inventories will also be inspected and repaired prior to their sale. We are reimbursed by the relevant automobile manufacturers for our costs relating to vehicle recalls and these costs are generally reimbursed by the manufacturers within certain periods of time following the end of the vehicle recalls. See “Risk Factors—Risks Relating to Our Business—Product defects and vehicle recalls could materially and adversely affect our business” and “Regulatory Overview—Regulations relating to the PRC Passenger Vehicle Industry—Automobile Recalls.”

During the years ended September 30, 2023 and 2022, we were not affected by any recalls of passenger vehicles we sold.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	We are recognized as one of the top EV dealers in Hainan Province.

●	We have established strong, long-term relationships with many automobiles manufacturers.

●	We value the importance of good customer service and benefit from great review from our customers.

●	We maintain an established an online-offline hybrid sales model to effectively identify target customers and promote EVs.

●	We have a seasoned senior management team supported by experienced sales and repair team.

Our Growth Strategies

We intend to pursue the following strategies to strengthen our market position and further grow our business:

●	Further expand our network in Hainan Province and other select fast-growing regions in China.

●	Expand our network overseas.

●	Development and Construction of Automobile Development Town.

●	Build a Power Swap Station in Sanya City and numerous power charger within Hainan Province.

●	Provide more comprehensive automobile related services and products to increase loyalty of our customers.

Certain Risks and Limitations Related to Doing Business in China

Because all of our operations are in mainland China, our business is subject to the complex and rapidly evolving laws and regulations. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at anytime, which could result in a material change in our operations and/or the value of our Ordinary Shares. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to us and our investors. See “Risk Factors — Risks Related to Doing Business in China — Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.” on page 30, “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.” on page 33, “With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or if the PRC government were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” from page 32 to page 33, and “Changes in China’s economic, political or social conditions or government policies, which could occur quickly with little advance notice, could have a material adverse effect on our business and operations.” on page 36 of this prospectus.

There are significant enforcement risks related to our Ordinary Shares. It may be difficult for you to effect service of process or the judgments obtained in U.S. courts upon us or our directors and officers, none of whom are residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 42, and “Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 42 of this prospectus.

There are significant liquidity risks related to our Ordinary Shares and certain limitations on our ability to transfer cash between us or our subsidiaries. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC operating entities to the Hong Kong subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong, due to the interventions in or the imposition of restrictions and limitations by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution. See “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 38 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China —To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 38 of this prospectus. Furthermore, if any of our PRC subsidiaries incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Subsidiaries.” on page 12 of this prospectus, “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.” on page 37 of this prospectus. In addition, any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China, except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the economic, political and legal environment in Hong Kong and that the PRC government will not in the future exert influence over changes to laws and regulations of Hong Kong to impose restrictions on the transfer of capital within, into and out of Hong Kong.

Corporate History and Holding Company Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands on February 15, 2023 with operations conducted through our PRC operating subsidiaries, namely Hainan Aochuang, Xinzhiyi Auto, Qiangsheng Auto, Weilan Auto and Dezhong Auto. We do not have a variable interest entity structure.

The following diagram illustrates our current corporate legal structure.

AoChuang Holdings, Inc.
("AoChuang")
(Cayman Islands)
100%
AoChuang Holdings (HK) Limited
("Aochuang HK")
(Hong Kong)
Offshore
100%
Onshore
Aomei (Hainan) New Energy Technology Co., Ltd.
("Aomei Hainan")
(PRC)
Yuan Liu
99%
1%
Hainan Aochuang New Energy Development Co., Ltd.
海南奥创新能源发展有限公司
("Hainan Aochuang")
(PRC)
100%
100%
51%
70%
30%
Hainan Dezhong Parallel Auto Sales & Services Co., Ltd.
海南德众平行汽车销售服务有限公司
("Dezhong Auto")
(PRC)
Hainan Aochuang Qiangsheng Auto Sales & Services Co., Ltd.
海南奥创强盛汽车销售服务有限公司
("Qiangsheng Auto")
(PRC)
Hainan Weilan Auto Management Co., Ltd.
海南蔚蓝汽车管理有限公司
("Weilan Auto")
(PRC)
Hainan Xinzhiyi Auto Sales & Services Co., Ltd.
海南鑫之亿汽车销售服务有限公司
("Xinzhiyi Auto")
(PRC)

Approvals from PRC Authorities to Conduct Our Operations and Issue Ordinary Shares to Foreign Investors

Our operations in China are governed by PRC laws and regulations. Our PRC legal counsel, King & Capital Law Firm, has advised us that, as of the date of this prospectus, based on its understanding of the current PRC laws, regulations and rules, we have received all requisite permissions and approvals and required licenses such as Motor Vehicle Maintenance and Operation License from the PRC government authorities for our main business operations currently conducted in China. Neither have we received any denial of permissions for our main business operations currently conducted in China.

The following table provides details on the licenses, permissions or approvals held by us from the PRC government authorities for our main business operations currently conducted in China.

No.	Entity	Licenses/Permission/Approval	Validity Period/Filing Date	Authority
1	Hainan Aochuang New Energy Development Co., Ltd.	Business License	11/10/2022 to long-term	Hainan Administration of Market Regulation
		Value-Added Tax General Taxpayer	N/A	State Taxation Administration of PRC
2	Hainan Aochuang Qiangsheng Auto Sales & Services Co., Ltd.	Business License	05/28/2021 to long-term	Hainan Administration of Market Regulation
		National Automobile Circulation Information Management System Filing	N/A	Ministry of Commerce of PRC
		Motor Vehicle Maintenance Business Filing	05/25/2022 to long-term	Haikou Transportation and Port Waterway Administration
3	Hainan Xinzhiyi Auto Sales & Services Co., Ltd.	Business License	09/27/2018 to long-term	Hainan Administration of Market Regulation
		National Automobile Circulation Information Management System Filing	N/A	Ministry of Commerce of PRC
		Value-Added Tax General Taxpayer	N/A	Haikou Longhua District Tax Bureau, State Taxation Administration
4	Hainan Dezhong Parallel Auto Sales & Services Co., Ltd.	Business License	09/08/2015 to 09/06/2045	Hainan Administration of Market Regulation
		National Automobile Circulation Information Management System Filing	N/A	Ministry of Commerce of PRC
		Value-Added Tax General Taxpayer	N/A	Haikou Longhua District Tax Bureau, State Taxation Administration
		A-level Tax Credit Rating Taxpayer-the year of 2020	N/A	State Taxation Administration of PRC
		A-level Tax Credit Rating Taxpayer-the year of 2021	N/A	State Taxation Administration of PRC
		A-level Tax Credit Rating Taxpayer-the year of 2022	N/A	State Taxation Administration of PRC
5	Hainan Weilan Auto Management Co., Ltd.	Business License	09/13/2018 to long-term	Hainan Administration of Market Regulation
		National Automobile Circulation Information Management System Filing	Filed on 09/17/2023	Ministry of Commerce of PRC
		Value-Added Tax General Taxpayer	N/A	Haikou Xiuying District Tax Bureau, State Taxation Administration
		A-level Tax Credit Rating Taxpayer-the year of 2022	N/A	State Taxation Administration of PRC

On February 17, 2023, the CSRC issued the Trial Administrative Measures and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into effect on March 31, 2023, and the Notice on the Arrangement for Filing-based Administration of Overseas Offering and Listing by Domestic Companies, pursuant to which, a domestic company shall file with the CSRC within 3 working days after the relevant application with initial public offerings or listings in overseas markets is submitted overseas. We are required to file with the CSRC in accordance with the Trial Administrative Measures with respect the issuance of our Ordinary Shares to foreign investors, and the list and trading of our Ordinary Shares on Nasdaq in connection with this offering. Since the New Administrative Rules Regarding Overseas Listings are newly promulgated, and the interpretation and implementation thereof involves uncertainties, we cannot assure that we will be able to complete the relevant filings in a timely manner or fulfil all the regulatory requirements thereunder. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause our Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or if the PRC government were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 32 of this prospectus.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting archives. Further, we are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange and would likely cause the value of our securities to significantly decline or become worthless.

In recent years, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. See “Risk Factors — Risks Related to Doing Business in China —Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.” on page 33;

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review. Any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. Our PRC counsel, King & Capital Law Firm, is therefore of the opinion that we are not subject to a cybersecurity review under the Measures for Cybersecurity Review (2021). There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Risk Factors — Risks Related to Doing Business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.” on page 34 of this prospectus.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of China (the “MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules contain provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. As advised by our PRC counsel, King & Capital Law Firm, based on its understanding of the current PRC law, rules and regulations, and given that we are not an SPV which has acquired PRC domestic companies’ equities with its shares prior to the listing of its Ordinary Shares on the Nasdaq Stock Market, as of the date of this prospectus, the CSRC’s approval under the M&A Rules is not required for the listing and trading of our Ordinary Shares on Nasdaq in the context of this offering. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and the opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to overseas listing of SPVs like the Company. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

Dividend Distributions or Assets Transfer among the Holding Company and Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct all of our operations through our PRC operating entities. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” on page 39 of this prospectus.

Neither we nor our subsidiaries have cash management policies dictating how funds are transferred, and each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.

As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between our company and our subsidiaries, and there has been no dividend or distributions made between U.S. investors, other investors and the company’s entities.

Cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, will be transferred by us to HK subsidiary, and then transferred to PRC subsidiaries as capital contribution and/or shareholder loans as the case may be. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. Please see “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 38 of this prospectus. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from our Hong Kong subsidiary, which will be dependent on receipt of payments from PRC subsidiaries in accordance with the laws and regulations of the PRC and Hong Kong.

PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit PRC subsidiaries to pay dividends to HK subsidiary only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Each of such similar entity in China may also set aside a portion of its after-tax profits to fund an optional reserve, although the amount to be set aside, if any, is determined at the discretion of such entity’s shareholder. The reserves can be used to increase the registered capital, cover losses made in past years and enhance the company’s productivity and expand its business, however a company’s capital reserve shall not be used to cover the company’s losses.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Further, if any of our PRC subsidiaries incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments.

Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. As of the date of this prospectus, our PRC subsidiaries have not paid any dividends to the offshore companies.

Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China, except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the economic, political and legal environment in Hong Kong and that the PRC government will not in the future exert influence over changes to laws and regulations of Hong Kong to impose restrictions on the transfer of capital within, into and out of Hong Kong. Please see “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, political or social conditions or government policies, which could occur quickly with little advance notice, could have a material adverse effect on our business and operations.” on page 36 of this prospectus; “Risk Factors – Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 38 of this prospectus; “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 39 of this prospectus; and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 40 of this prospectus.

Cash dividends, if any, on our Ordinary Shares will be paid in USD. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we may rely on payments made from PRC subsidiaries and the distribution of such payments to HK subsidiary as dividends from PRC subsidiaries. Certain payments as dividends from PRC subsidiaries to HK subsidiary are subject to PRC taxes, including withholding taxes.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC company. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong company must be the beneficial owner of the relevant dividends; and (b) the Hong Kong company must directly hold no less than 25% of share ownership in the PRC company during the twelve (12) consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong company must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to its immediate holding company, HK subsidiary. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” on page 44 of this prospectus.

Implications of the HFCA Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the AHFCAA, and on December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. If our auditor cannot be inspected by the PCAOB for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Our auditor, TPS Thayer, LLC, an independent registered public accounting firm that issued the audit report for the years ended September 30, 2023 and 2022 included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer, LLC, is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis.

Our auditor is not identified in the report issued by the PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit TPS Thayer, LLC to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted by the exchange. Further, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 47 of this prospectus.

Impacts of COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has reached almost every country, resulting in the implementation of significant governmental measures from time to time, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The PRC government ordered quarantines, travel restrictions, and the temporary closure of stores and facilities from March 2020 to November 2022. Companies also took precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. The COVID-19 pandemic has negatively impacted our business operations and financial performance. In particular, we have experienced occasional delays, interruption, suspension and temporary closure for our showroom and service center operation, customer vehicle delivery, sales and marketing, manufacture order due to travel, workplace or social restrictions.

Our dealership stores were temporarily closed from August 21, 2022 to August 28, 2022 due to COVID-19 mandatory quarantine. From time to time, local authorities implemented many travel restrictions during COVID-19, which adversely affected our dealership store traffic and sales volumes.

Many of the quarantine and lockdown measures within China have been relaxed since November 2022. Nevertheless, relaxation of restrictions on economic and social activities potentially may lead to new cases which may result in the return of restrictions, which could potentially impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. Uncertainties remain as to whether and to what extent the market demand and the EV supply chain will be affected by the COVID-19 pandemic in the future. In light of the uncertainties in the economic conditions due to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of the pandemic on our financial condition and liquidity.

Summary of Significant Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below is a summary of the significant risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, beginning on page 22 of this prospectus, include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies. See a more detailed discussion of this risk factor on page 22 of this prospectus.

●	If we are unable to retain existing customers or attract new ones, or to attract sufficient spending from our customers, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page 22 of this prospectus.

●	If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 23 of this prospectus.

●	Our business is substantially dependent on our collaboration with our major vendors. Changes or difficulties in our relationships with our vendors may harm our business and financial results.

●	Our ability to generate meaningful product revenue will depend on consumer adoption of EVs.

●	Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would adversely affect our business, prospects, results of operations and financial condition.

●	Product defects and vehicle recalls could materially and adversely affect our business.

●	The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected. See a more detailed discussion of this risk factor on page 25 of this prospectus.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See a more detailed discussion of this risk factor on page 55 of this prospectus.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page 56 of this prospectus.

Risks Related to Doing Business in China

We are based in China and have all of our operations in China. We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. See a more detailed discussion of this risk factor on page 30 of this prospectus.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. See a more detailed discussion of this risk factor on page 33 of this prospectus.

●	With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or if the PRC government were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See a more detailed discussion of this risk factor on page 32 of this prospectus.

●	The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction. See a more detailed discussion of this risk factor on page 37 of this prospectus.

●	To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 38 of this prospectus.

●

We must remit the offering proceeds to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner. See a more detailed discussion of this risk factor from pages 37 to 40 of this prospectus.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus. See a more detailed discussion of this risk factor on page 42 of this prospectus.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See a more detailed discussion of this risk factor on page 42 of this prospectus.

Risks Related to Our Ordinary Shares and This Offering

Risks and uncertainties related to our Ordinary Shares and this offering, beginning on page 46 of this prospectus, include, but are not limited to, the following:

●	There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all. See a more detailed discussion of this risk factor on page 46 of this prospectus.

●	A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline. See a more detailed discussion of this risk factor on page 46 of this prospectus.

●	If we are listed on the Nasdaq Capital Market and our financial condition deteriorates, we may not meet the continued listing standards of the Nasdaq Capital Market. See a more detailed discussion of this risk factor on page 47 of this prospectus.

●	The market price for the Ordinary Shares may be volatile. See a more detailed discussion of this risk factor on page 49 of this prospectus.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. See a more detailed discussion of this risk factor on page 49 of this prospectus.

Compliance with Foreign Investment

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List (2021). The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities; and (ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List (2021). As of the date of this prospectus, we do not conduct any business that falls into the category of “restricted” industries or “prohibited” industries under the Negative List (2021).

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are incorporated in the Cayman Islands and more than 50% of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Yuan Liu, our Chairman, Chief Executive Officer and Chief Financial Officer, will beneficially own [   ]% of our total issued and outstanding Ordinary Shares immediately following the completion of this offering, assuming the underwriters do not exercise their over-allotment option, or [   ]% of our total issued and outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full. Accordingly, we may be deemed to be a “controlled company” under Nasdaq Marketplace Rule 5615(c). For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive offices are No. 63-1, Nanhai Avenue, Longhua District Haikou City, Hainan Province, PRC 570206. Our telephone number at this address is +86 0898-66802667. Our registered office in the Cayman Islands is currently located at the office of Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town Grand Cayman, KY1-9006, Cayman Islands, which may be changed from time to time at the discretion of our directors. Our agent for service of process in the United States is [  ], with the address at [  ].

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Notes on Prospectus Presentation

This prospectus contains translations of certain RMB amounts into USD amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	Year Ended September 30, 2023	Year Ended September 30, 2022
Period Ended USD to RMB exchange rate	7.2960	7.1135
Period Average USD to RMB exchange rate	7.0533	6.5532

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For clarification, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Yuan Liu,” even though, in Chinese, his name is presented as “Liu Yuan.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the sources listed above, our internal research and our knowledge of the PRC corporate business training industry and corporate consulting industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

THE OFFERING

Issuer	AoChuang Holdings, Inc.

Securities Being Offered	[ ] Ordinary Shares, par value USD $0.0001 per share, on a firm commitment basis.

Over-Allotment	We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [ ] additional Ordinary Shares.

Offering Price	We expect that the initial public offering price will be $[ ] to $[ ] per Ordinary Share.

Ordinary Shares Outstanding Immediately Before This Offering	34,000,000 Ordinary Shares

Ordinary Shares Outstanding Immediately After This Offering

[    ] Ordinary Shares (or [    ] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full). Our founder and Chief Executive Officer and Chief Financial Officer, Mr. Yuan Liu, will beneficially own [    ]% of our Ordinary Shares immediately following the completion of this offering assuming the underwriters do not exercise their over-allotment option, or [    ] % of our total issued and outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full.

Use of Proceeds	We estimate that we will receive net proceeds of approximately $[ ] from this offering (or $[ ] if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $[ ] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus).

We plan to use the net proceeds we receive from this offering for building charging stations, expansion of vehicle brands for additional dealership stores, and general corporate purposes and working capital. We have no agreements or understandings with regard to any investments or acquisitions. See “Use of Proceeds” on page 58 of this prospectus for additional information.

Lock-up	We, our directors and officers, and holders of 5% or more of our outstanding Ordinary Shares (and all holders of securities exercisable for or convertible into our Ordinary Shares) as of the effective date of the registration statement of which this prospectus forms a part, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares until 180 days after the closing of this offering, without the prior written consent of the Representative. See “Underwriting” beginning on page 127 and “Shares Eligible for Future Sale” beginning on page 117 of this prospectus for more information.

Risk Factors	Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. See “Risk Factors” beginning on page 22 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing	We have applied to list the Ordinary Shares for trading on The Nasdaq Capital Market under the symbol “[ ].” The Ordinary Shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and Settlement	The Ordinary Shares are expected to be delivered against payment on [●], 2024.

Transfer Agent	[ ]

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of net income for the years ended September 30, 2023 and 2022 and summary consolidated balance sheet data as of September 30, 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this “Summary Consolidated Financial Data and Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended September 30,
	2023	2022

Consolidated Statements of Operations and Comprehensive (Loss) Income Data:
Total sales	$68,133,620	$76,948,908
Cost of sales	(63,224,162)	(70,102,139)
Gross profit	4,909,458	6,846,769
Operating expenses	(4,837,415)	(5,658,568)
Income from operations	72,043	1,188,201
Other expense	(73,959)	(8,863)
Provision for income taxes	(5,899)	(229,749)
Net (loss) income	(7,815)	949,589
Other comprehensive (loss):
Foreign currency translation (loss)	(134,056)	(511,057)
Comprehensive (loss) income	$(141,871)	$438,532
(Loss) income per share – basic and diluted	$(0.00)	$0.01
Weighted average number of shares - basic and diluted	34,000,000	34,000,000

	September 30,	September 30,
	2023	2022
Current assets	$22,851,797	$23,622,853
Total non-current assets	8,079,034	5,137,705
Total assets	$30,930,831	$28,760,558
Total liabilities	$25,742,558	$23,728,047
Shareholders’ equity	5,188,273	5,032,511
Total liabilities and shareholders’ equity	$30,930,831	$28,760,558

	Years Ended September 30,
	2023	2022
Net cash (used in) operating activities	$(974,331)	$(915,703)
Net cash (used in) investing activities	(658,924)	(551,461)
Net cash provided by financing activities	2,539,907	1,311,776
Effect of exchange rate changes on cash	(266,153)	(983,834)
Net increase (decrease) in cash	640,499	(1,139,222)
Cash, beginning	9,434,702	10,573,924
Cash, ending	$10,075,201	$9,434,702

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

As a development-stage company, our business strategies and model are constantly being tested by the market and operating results, and we work to adjust our allocation of resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a development-stage business. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

●	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	our marketing and growth strategy may not be successful;

●	our business may be subject to significant fluctuations in operating results; and

●	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this prospectus. If we do not successfully address these risks, our business would be significantly harmed.

If we are unable to retain existing customers or attract new ones, or to attract sufficient spending from our customers, our business, results of operations and financial condition could be materially and adversely affected.

In order to increase our revenue and maintain our growth, we must retain existing customers and attract new ones, and encourage their usage of our services. Our success depends in large part on our ability to continue to offer high-quality products and services in a cost-effective manner. Customers may cease their usage of our products and services or may only be willing to purchase our products and services at reduced prices if we do not deliver products and services in an effective manner, or if they do not believe that their spending with us will generate a competitive return or effect as compared to alternative providers, which will adversely affect our business. Our ability to retain existing customers and attract new ones also depends on the following factors, some of which are out of our control:

●	our brand recognition and market presence;

●	the competitiveness of our pricing and payment terms for our customers, which may, in turn, be constrained by our capital and financial resources;

●	the market acceptance of new products and services and functionalities we may introduce; and

●	the effects of domestic and global economic conditions on the development of the automotive industry generally.

If we are unable to retain our existing customers and attracting new customers due to any of the foregoing factors, our business will be adversely affected. Further, if our existing customers decrease or cease their usage of our services, we may be unable to acquire new customers that spend similarly or even more for our services, and our ability to maintain and/or grow our revenue may be materially and adversely affected.

If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our future success depends on the continued service of our key executive officers and other key employees. We benefit from the leadership of a strong management team, rich professional work experience, and extensive knowledge of China’s automotive industry. We also rely on a number of key personnel for the development and operation of our business. In particular, the performance of showroom sales representatives directly affects the sales of new vehicles, which is a key contributor to our financial performance and profitability. Therefore, our sustainable growth and competitiveness in the long term is significantly dependent upon the retaining and acquisition of sales talents, and other skilled and experienced staff. If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be materially and adversely affected. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets and customers. If we lose the services of any of our key executive officers, senior management, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our business is substantially dependent on our collaboration with our major vendors. Changes or difficulties in our relationships with our vendors may harm our business and financial results.

For the year ended September 30, 2023, three vendors accounted for 40%, 24% and 19% of our total purchases. For the year ended September 30, 2022, three vendors accounted for 32%, 31%, and 16% of our total purchases. As of September 30, 2023, three vendors accounted for 43%, 15% and 10% of our prepayment for inventory purchase. As of September 30, 2022, two vendors accounted for 70% and 16% of our prepayment for inventory purchase.

Our vendors may fail to meet their contractual obligations, which may adversely affect our business. Failure to maintain existing relationships with the vendors or to establish new relationships in the future could negatively affect our ability to obtain products sold to customers in a price advantage and timely manner. If we are unable to obtain ample supply of products from existing vendors or alternative sources of supply, we may be unable to satisfy the orders from our customers, which could materially and adversely affect our business, results of operations and financial condition.

Our operations may be adversely affected if one or more of our manufacturer distribution agreements is terminated or not renewed. Each of our dealerships operates under a distribution agreement with the applicable automobile manufacturer or distributor. Without a distribution agreement, we cannot obtain new vehicles from a manufacturer. As a result, we are significantly dependent on our relationships with these manufacturers. Manufacturers exercise a great degree of control over the operations of our dealerships through the distribution agreements. The distribution agreements govern, among other things, our ability to purchase vehicles from the manufacturer and to sell vehicles to customers. Each of our distribution agreements provides for termination or non-renewal for a variety of causes. Actions taken by manufacturers to exploit their superior bargaining position in negotiating the terms of distribution agreements or renewals of these agreements or otherwise could also have a material adverse effect on our results of operations. We cannot assure you that any of our existing distribution agreements will be renewed or that the terms and conditions of such renewals will be favorable to us.

Our sales volume and profit margin on each sale may be materially and adversely affected if manufacturers discontinue or change their incentive programs. Our dealerships depend on the manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support dealerships’ new vehicle sales. Manufacturers routinely modify their incentive programs in response to changing market conditions. Some of the key incentive programs include: (1) customer rebates or below market financing on new vehicles; (2) dealer incentives on new vehicles; and (3) warranties on new and used vehicles. Manufacturers are currently offering very favorable incentives to potential customers. A reduction or discontinuation of a manufacturer’s incentive programs may materially and adversely affect our profitability.

Our ability to generate meaningful product revenue will depend on consumer adoption of EVs.

We are a EVs retailer and, accordingly, our ability to generate meaningful product revenue will highly depend on sustained consumer demand for EVs. If the market for EVs does not develop as we expect or develops more slowly than we expect, or if there is a decrease in consumer demand for EVs, our business, prospects, financial condition and results of operations will be harmed. The market for electric and other alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation (including government incentives and subsidies) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for EVs in general and our EVs in particular.

In addition, demand for EVs may be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles such as sales and financing incentives such as tax credits, prices of raw materials and parts and components, cost of fuel, availability of consumer credit, and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition and results of operations.

Other factors that may influence the adoption of EVs include:

●	perceptions about EV quality, safety, design, performance and cost;

●	perceptions about the limited range over which EVs may be driven on a single battery charge;

●	perceptions about the total cost of ownership of EVs, including the initial purchase price and operating and maintenance costs, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of EVs;

●	concerns about electric grid capacity and reliability;

●	perceptions about the sustainability and environmental impact of EVs, including with respect to both the sourcing and disposal of materials for EV batteries and the generation of electricity provided in the electric grid;

●	the availability of other alternative fuel vehicles, including plug-in hybrid EVs;

●	improvements in the fuel economy of the internal combustion engine;

●	the quality and availability of service for EVs, especially in international markets;

●	volatility in the cost of oil and gasoline;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	access to charging stations and cost to charge an EV, especially in international markets, and related infrastructure costs and standardization;

●	the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles; and

●	macroeconomic factors.

The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for EVs, which would materially and adversely affect our business, results of operations, financial condition and prospects.

Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would adversely affect our business, prospects, results of operations and financial condition.

A portion of the current and expected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as concerns about climate change resulting in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreases significantly, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy or there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for EVs, including our vehicles, could be reduced, and our business and revenue may be harmed.

Gasoline and other petroleum-based fuel prices have historically been volatile, and it is difficult to ascertain whether such volatility will continue to persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for EVs, including our vehicles, may decrease, which would have an adverse effect on our business, prospects, financial condition and results of operations.

The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected.

The automotive industry in China is highly fragmented and intensely competitive. Market players in automotive industry primarily include Hainan Hequn Automobile Group, Hainan Jiuxing Automobile Group, Hainan Zhongsheng Automobile Group, Hainan Expo Group and Hainan Gaoxin Automobile Group. Our ability to grow and stand out among our peers and competitors in this highly fragmented industry depends on many factors, including our ability to expand our geographical coverage in China and even locally within Hainan Province. We cannot assure you that we will achieve any of the foregoing goals, and the failure to achieve such goals could materially and adversely affect our business, results of operations and financial condition. Moreover, the highly fragmented market has presented significant likelihood for market consolidation. If one or more of our competitors, especially other top players in the market, were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively or may even cause us to lose our position in the market, which may in turn materially and adversely affect our reputation, business, results of operations and financial condition.

Increasing competition within our industries could have an impact on our business prospects.

We operate in an industry where new competitors can easily enter into since there are no significant barriers to entry. We also face many competitors in our industry where a number of competitors have been in business longer than us. Competing companies may have significantly greater financial and other resources than we have and may offer products and services that are more attractive to prospective customers; and increased competition would have a negative impact on both our revenues and our profit margins.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our brand is significant to the success of our business. Our operational and financial performance is highly dependent on the strength of our well-recognized brand, which is critical for forging long-term relationships in our industry. However, we cannot assure you that we will be able to maintain and enhance our brand and remain our position in the automotive industry of China or Hainan Province. In addition, negative publicity about us, our products and services, operations and our management could threaten the perception of our brand. We may receive negative publicity, including negative Internet and blog postings about our Company, our business, our management, our services or our affiliates. Such negative publicity may come from malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such negative publicity and may be required to spend significant time and incur substantial costs to defend ourselves, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and customer confidence can also arise for many other reasons, including misconduct of our employees or any third parties we conduct business with. As a result, our brand may suffer in the marketplace, our operational and financial performance may be negatively affected and the price of our Ordinary Shares may decline.

The implementation of our expansion plan may not be successful and may lead to increases in our costs and expenses, which may adversely affect our profitability, business, results of operations and financial condition.

As part of our growth strategies, we intend to, among others, expand our geographical coverage in Hainan Province and potentially to other provinces in the future. There is no assurance that we can successfully implement such strategies to capture the market demand or that such strategies can be implemented according to our proposed schedules and estimated costs, due to various factors, such as the sufficiency of financial resources, and our ability to employ sufficient and competent personnel. In addition, benefits to be generated from such expansion plan, such as increase in revenue, may not be as expected due to factors beyond our control, such as changes in general market conditions and customer demands, the economic and political environment in the areas where we intend to expand into. Furthermore, in carrying out our expansion plan, we expect to incur additional costs and expenses, such as employee benefit expenses, selling and marketing expenses, rental expenses and depreciation and amortization. Such factors may cause a delay in realizing the benefits of our expansion plan and an increase in our overall costs and expenses, or even prevent us from generating sufficient earnings to cover the costs and hence, our results of operations, in particular our profitability, may be adversely affected.

The continued expansion of our business may also place significant strain on our managerial, operational, technological, financial and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, and enhance our ability to recruit, train and retain additional qualified personnel. All of these endeavors will require substantial attention and time from management and may incur significant additional expenditures. We cannot assure you that we will be able to manage our future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition and prospects.

In view of the above-mentioned uncertainties, there is no assurance that our expansion plan will materialize, or be completed by the predetermined timeframe, or that our objectives will be fully or partially achieved. In the event that we fail to implement our expansion plan as planned, or our expansion plan fails to achieve expected benefits, our profitability, results of operations and financial condition may be materially and adversely affected.

Third parties may claim that we infringed their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

Third-party right holders may assert intellectual property infringement or other related claims against us. Defending against these claims is costly and can impose a significant burden on our management and resources. Such claims may harm our reputation. Any liability or expenses resulting from such claims, or necessary changes to our services to reduce the risk of future liability, may have a material adverse effect on our business, results of operations and financial condition.

Non-compliance with law on the part of any third parties with which we conduct business could disrupt our business and adversely affect our results of operations and financial condition.

Third parties with which we conduct business may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationships with third parties, and use our best efforts to take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. We cannot assure you that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputations, and may in turn affect our business, results of operations and financial condition.

We may be involved in legal proceedings or arbitration claims, and the court ruling or arbitration award may not be favorable to us.

We currently are not involved in any litigation or arbitration proceedings pending or, to our knowledge, threatened against us or any of our directors that could have a material and adverse effect on our reputation, business, financial condition or results of operations. Therefore, no provision was made for legal proceedings or arbitration claims. However, we cannot assure you that there will not be such proceedings or claims in the future or any proceedings or claims during the ordinary course of our business (including but not limited to those in relation to contract disputes between us and our customers). We may also bring legal proceedings against others. We may incur enormous legal costs and, if the outcomes of these legal proceedings or arbitration claims are unfavorable to us, we may be confronted with significant legal liabilities, waste enormous legal costs incurred, and/or suffer financial or reputational damages, which may materially and adversely affect our business, financial condition, and results of operations.

Product defects and vehicle recalls could materially and adversely affect our business.

Under current PRC regulation, the production and sale of products within the territory of the People's Republic of China must abide by the Product Quality Law. The manufacturers and sellers shall bear the responsibilities for repair, replacement, return, compensation for losses, etc. for defective products. Those who produce or sell defective products or products that do not meet national and industry standards will be liable for administrative penalties or even be investigated for criminal liabilities. If there are quality problems with the automobile products we sell, we may be ordered by the authorities to stop selling and pay a fine for the defective products we sell. If there are any illegal gains, the illegal gains may be confiscated concurrently.

Under current PRC regulation, vehicle recall is the responsibility of the automobile product manufacturer. The seller shall take reasonable measures to ensure the quality of the vehicle sold, report to the General Administration of Market Supervision the relevant information they have learned about possible defects in auto products, and immediately notify the manufacturers. The seller shall also take remedial measures such as stopping sales, providing warnings, or helping recall the product in a timely manner when needed. If a vehicle sold by us is recalled by the manufacturer, as a seller, we have the obligation to assist with the vehicle recall.

Immediate impact on global economy caused by the ongoing Russian invasion of Ukraine and any other conflicts could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our own business, the impact of higher energy prices and higher prices for certain goods and services resulting in higher inflation and disruptions to financial markets across the globe may impact our business in the future.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

We are exposed to risks associated with outbreaks of epidemics, infectious diseases and other disease outbreaks, including the recent COVID-19 outbreak.

In March 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has reached almost every country, resulting in the implementation of significant governmental measures from time to time, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The PRC government ordered quarantines, travel restrictions, and the temporary closure of stores and facilities from March 2020 to November 2022. Companies also took precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. Therefore, like many others, our business was temporarily and adversely impacted by the COVID-19 coronavirus outbreak to a certain extent from March 2020 to November 2022.

Many of the quarantine and lockdown measures within China have been relaxed since November 2022. Nevertheless, relaxation of restrictions on economic and social activities potentially may lead to new cases which may result in the return of restrictions, which could potentially impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

In addition, an infectious disease outbreak on a global scale could affect the investment climate and lead to intermittent volatility in global capital markets, which could also adversely affect global economies and therefore could have a material adverse effect on our business, financial condition, results of operations and prospects.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business, results of operations, financial condition and prospects.

The global macroeconomic environment is facing challenges, including the US-China trade war, the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the Russian Federation’s invasion of Ukraine. The Chinese economy has shown slower growth since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. In addition, the recent market panics over the global outbreak of COVID-19 and the drop in oil prices materially and negatively affected the global financial markets, which may cause slowdown of the global economy. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in Chinese or the global economy may materially and adversely affect our business, results of operations, financial condition and prospects.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We may require additional capital from time to time beyond those generated by this offering to grow our business. Accordingly, we may need to sell additional equity or debt securities. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Ordinary Shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the automotive industry;

●	our future profitability, overall financial condition, results of operations and cash flows; and

●	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth could be significantly impaired, and our business and prospects could be materially and adversely affected.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruption.

We currently carry insurance covering risks, including loss, theft and damage of property, such as our fixed assets and inventories in most of our dealership stores, and losses due to fire, flood and a broad range of other natural disasters excluding earthquakes and tsunami, but we do not carry liability insurance that extends coverage to all potential liabilities that may arise in the ordinary course of our business, nor do we maintain any insurance coverage for business interruption due to the limited coverage of any business interruption insurance in China. We might, in the future, decide to maintain more insurance policies to cover our business operations. However, insurance companies in China generally do not offer as extensive an array of insurance products as insurance companies do in countries with more developed economies. Consequently, we might not maintain sufficient business interruption insurance, business liability insurance or key man life insurance, which are not mandatory under PRC laws.

We cannot assure you that our current insurance coverage will be sufficient or adequate. Any business disruption, litigation or natural disasters, or any significant damages to our equipment or facilities may still cause to incur substantial costs and divert our resources, and we may have no insurance to cover such losses. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to follow the extended transition period, and as a result, we will delay adoption of certain new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We may undertake mergers, acquisition or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and service diversification strategy, we may evaluate opportunities to acquire or invest in other business in the industry. Mergers, investment or acquisitions that we may enter in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business;

●	diversion of management’s time and attention from our core business;

●	adverse effect on our existing business relationships with customers;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and customers of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions; the value of your Ordinary Shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Risks Related to Doing Business in China

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in the PRC, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measure or actions may have material adverse effects on the offering of our securities to investors, our proposed listing in the U.S. or our business operation, for example in the event that it is required that we should obtain permission from the Chinese government to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to significantly decline or become worthless. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. In July 2021, the Chinese cybersecurity regulator launched the investigation on three Internet platforms.

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments) (the “Data Security Management Regulations Draft”), to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for approval for this offering.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into effect on March 31, 2023. According to the new administrative rules, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement thereof. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

On August 8, 2006, six Chinese regulatory agencies, including the MOFCOM, jointly issued the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules contain provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. As advised by our PRC counsel, King & Capital Law Firm, based on their understanding of the current PRC law, rules and regulations, and given that AoChuang is not a special purpose vehicle which has acquired PRC domestic companies’ equities with its shares prior to the listing of its shares on the Nasdaq Stock Market, the CSRC approval is not required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of this offering. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and the opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to overseas listing of SPVs like the Company. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

Given that the above mentioned laws, regulations and policies were recently promulgated or issued, we have still been observing what potential impact they will have on our daily business operations and the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. If any PRC regulatory approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the regulatory approval in the future, we may face regulatory actions or other sanctions from the relevant Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or if the PRC government were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

According to the Trial Administrative Measures, our offering will be identified as an indirect overseas issuance and listing by the CSRC, we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. If the filing materials are incomplete or do not meet the requirements of the CSRC, we may not be able to complete the filing.

In the event of the increasing oversight of the PRC laws and regulations over offerings that are conducted overseas and foreign investment in China-based issuers, any action could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of such Ordinary Shares to significantly decline or become worthless.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

The interpretation and application of PRC laws and regulations which include, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances, are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations that are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it is of limited value. However, the PRC legal system is still developing, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. These uncertainties may affect our judgement on the relevance of legal requirements and our ability to enforce our rights or tort claims. We conduct our business primarily through our subsidiaries established in China.

Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the enforcement of these laws, regulations and rules may be subject to change. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over overseas listing of domestic enterprises, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”). The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, we cannot predict the outcome of administrative and court proceedings. These uncertainties may impede our ability to enforce the contracts we have entered into with our customers and vendors. As a result, such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation may be protracted and result in substantial costs and diversion of our resources and management attention.

Furthermore, if Chinese regulatory authorities adopt more stringent standards with respect to certain areas such as corporate social responsibilities, we may incur increased compliance costs or become subject to additional supervision in our operations. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our proposed offering.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Data Security Management Regulations Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Management Regulations Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Data Security Management Regulations Draft was December 13, 2021. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, or the Measures, which became effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Measures stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of one million people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

We believe that we are in compliance with the current data security, cybersecurity, and other regulations and policies issued by the CAC, and we have not received any inquiry, notice, warning, or sanctions from the CAC or other PRC governmental authorities for violation of those regulations or policies to date. However, since many of those regulations or policies are relatively new, there remains significant uncertainty as to their interpretation and implementation. If PRC governmental authorities interpret or implement those regulations or policies in a way different from us and conclude that there are violations by us in the future, or new laws, regulations, rules, or detailed implementation and interpretation are adopted that result in noncompliance by us, we may be subject to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position, operations and the value of our Ordinary Shares. As of the date of this prospectus, we have not received any notice from any authorities identifying our PRC subsidiaries as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our proposed listing in the U.S. will not be affected by the Cybersecurity Review Measures, Data Security Management Regulations Draft or the Measures, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for this offering, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future.. There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

Under the rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing in the PRC, any failure to comply with the applicable provisions could have a material adverse effect on our business, financial condition and results of operations, and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to securities companies, securities service institutions, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the secret protection administration at the same level.

The Confidentiality and Archives Administration Provisions expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies.” However, the provisions do not define the scope of such secrets, but merely provide that in case where it is unclear or disputed as to whether state secrets are involved, the relevant state secret protection regulator shall make final the determination; in case where it is unclear or disputed as to whether government work secrets are involved, the relevant government regulator shall make final the determination.

The Confidentiality and Archives Administration Provisions mandates that domestic enterprises needs to follow due procedures in compliance with applicable national regulations before furnishing “accounting records or copies of accounting records to relevant securities companies, securities service institutions, and overseas regulators.

Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

Since the Confidentiality and Archives Administration Provisions are newly promulgated, and the interpretation and implementation thereof may be subject to change, we cannot assure you that whether we will be required to undergo any approval, filing or other procedures in relation to the provision of auditing records and other materials in connection with this offering or our list on the Nasdaq or we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator requires that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently conclude that such approval or procedure is not required. If prior approval or procedure is required while we inadvertently conclude that such approval or procedure is not required or if applicable laws and regulations or the interpretation of such are modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also require us, or make it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may limit or hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

Changes in China’s economic, political or social conditions or government policies, which could occur quickly with little advance notice, could have a material adverse effect on our business and operations.

All of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange, monetary and tax policies, allocation of resources, and regulation of the growth of the general or specific market and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC, which may occur quickly with little advance notice, could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results. In addition, although these government involvements have been instrumental in China’s significant growth, if the PRC government’s current or future policies fail to help the Chinese economy achieve further growth, our growth rate or strategy, our results of operations could also be adversely affected as a result.

Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial condition and results of operation, and our business may be negatively affected by the potential obligations if PRC subsidiaries fail to comply with social insurance and housing provident fund related laws and regulations.

We have been subject to strict regulatory requirements in terms of entering into labor contracts with our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. We expect that our labor costs, including wages and employee benefits, will continue to increase. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. We may also be subject to late fees and fines in relation to the under-withheld individual income tax. In any of such events, our business, financial condition and results of operations could be materially and adversely affected.

Moreover, our PRC subsidiaries are required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of its employees and associates. In October 2010, SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance as well as housing provident fund to the extent required by law. Our PRC subsidiaries could be subject to orders by competent labor authorities for rectification if it fails to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Our PRC subsidiaries make contributions for the social insurance fund and housing provident fund for its employees based on the standards which are lower than the mandatory standards as required by law for all employees. We may be required to make up the underpaid contributions for the social insurance fund and housing provident fund as well as to pay late fees and fines. Although it has not received any order or notice from the local authorities nor any claims or complaints from its current and former employees regarding its non-compliance in this regard, we cannot assure you that it will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against it, or that it will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, our PRC subsidiaries may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect its business, financial condition and results of operations.

The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong for our cash and financing requirements.

As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between AoChuang and its subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this offering, will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by AoChuang to Aochuang HK, and transferred to Aomei Hainan, via capital contributions or shareholder loans, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future to our U.S. investors immediately following the consummation of this offering. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC operating entities to the Hong Kong subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident.

Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by SAFE on February 13, 2015 and most recently amended on December 30, 2019, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by the People’s Bank of China on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission of China (the “NDRC”), the MOFCOM and the SAFE.

Therefore, AoChuang and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

To the extent funds are generated in our PRC operating subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in mainland China or held by a mainland China entity, the assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The proceeds of this offering may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC.

We may make loans to our PRC subsidiaries or make additional capital contributions to our wholly foreign-owned subsidiary in China. However, any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially.

In addition, any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiary in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and the value of our Ordinary Shares.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, we may primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.

Our revenues and expenditures are denominated in RMB, whereas our reporting currency is the USD. As a result, fluctuations in the exchange rate between the USD and RMB will affect the relative purchasing power, in RMB terms, of our USD assets and the proceeds from our initial public offering. Our reporting currency is the USD, while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the USD value of our results of operations to vary with exchange rate fluctuations, and the USD value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the USD could reduce our profits from operations and the translated value of our net assets when reported in USD in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in USD. In the event that we decide to convert our RMB into USD to make payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the USD against the RMB will harm the USD amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the USD and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the USD, and the RMB appreciated more than 20% against the USD over the following three years. However, the People’s Bank of China, or PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Between July 2008 and June 2010, the exchange rate between the RMB and the USD had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the USD, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (“IMF”)’s basket of currencies that make up the Special Drawing Right (“SDR”) and includes the USD, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging USD and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the USD in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the USD in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in USD. For example, to the extent that we need to convert USD we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the USD would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the USD may significantly reduce the USD equivalent of our earnings, which in turn could adversely affect the price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Ordinary Shares.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. While shareholder claims are common in the United States, including class action securities law and fraud claims, shareholders are generally difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.

We conduct all of our operations in China, and all of our assets are located in China, which is an emerging market. In addition, all of our directors and officers are nationals or residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC.

It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Specifically, regarding judgment enforcement in the PRC, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (the “SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

To our knowledge, as of the date of this prospectus, our largest shareholder, Mr. Yuan Liu is subject to SAFE regulations, and has completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that such shareholder may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our future acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Notices No. 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common shareholders) and any gain realized on the transfer of the Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are enterprises outside of mainland China, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares. We intend to list our Ordinary Shares on the Nasdaq Capital Market. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially and adversely affected. Negotiations with the underwriters will determine the initial public offering price for our Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our Ordinary Shares will develop or that the market price of our Ordinary Shares will not decline below the initial public offering price.

The price of the Ordinary Shares and other terms of this Offering have been determined by us along with our underwriters.

If you purchase our Ordinary Shares in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our underwriters. The offering price for our Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Ordinary Shares.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares if the shares are successfully listed on Nasdaq or other stock markets, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 34,000,000 Ordinary Shares are outstanding before the consummation of this offering. All of the Ordinary Shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Ordinary Shares will be “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

All of our officers and directors and holders of 5% or more of our Ordinary Shares (and all holders of securities exercisable for or convertible into our Ordinary Shares) have agreed not to sell our Ordinary Shares until 180 days following the closing of the offering. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If we are unable to comply with certain conditions, our Ordinary Shares may not trade on the Nasdaq Capital Market.

If we are unable to meet these final conditions, our Ordinary Shares may not trade on the Nasdaq Capital Market. In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the Nasdaq Capital Market are “covered securities.” If we were unable to meet the final conditions for listing, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering until we have met the final conditions.

If we are listed on the Nasdaq Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Ordinary Shares are listed on the Nasdaq Capital Market but are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Ordinary Shares. In addition, if our Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Ordinary Shares are not so listed or are delisted at some later date, our Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Ordinary Shares might decline. If our Ordinary Shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or Non-Cooperating Jurisdictions (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. After we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NASDAQ Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Ordinary Shares trading in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, and on December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Our auditor, TPS Thayer, LLC, an independent registered public accounting firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. TPS Thayer, LLC, is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis.

TPS Thayer, LLC are not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit TPS Thayer, LLC to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act.  In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted by the exchange. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. If this were to happen, investors could find our Ordinary Shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

Furthermore, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards China-based companies listed in the United States in general, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers or our industry;

●	conditions in the financing advisory industry in China;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	investor perceptions about us, our business and in general companies with operations in China;

●	changes in the economic performance or market valuations of other financing advisory companies;

●	general economic and securities market conditions;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	the absence of cash dividends on our Ordinary Shares;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

●	the development and sustainability of an active trading market for our Ordinary Shares;

●	sales or perceived potential sales of additional Ordinary Shares; and

●	The COVID-19 pandemic, the ensuing economic recessions and deterioration in the credit market in many countries.

Other than the aforementioned potential factors that may affect the price and trading volume of our Ordinary Shares, there are no known factors particular to our offering that may add to this risk.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds” on page 58 of this prospectus.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Upon consummation of this offering, we will report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;

●	the last day of the fiscal year following the fifth anniversary of this offering;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and the trading price of our Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares.

Based on the anticipated market price of our Ordinary Shares in this offering and expected price of our Ordinary Shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “United States Federal Income Tax Considerations”) holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Prospective U.S. Holders should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. Holders who own our Ordinary Shares if we were determined to be a PFIC, see “United States Federal Income Taxation Considerations — Passive Foreign Investment Company (“PFIC”).”

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid per share by our existing shareholders for their Ordinary Shares. As a result, you will experience immediate and substantial dilution of approximately $[   ] per Ordinary Share, representing the difference between the initial public offering price of $[   ] per Ordinary Share (midpoint of the price range set forth on the cover page of this prospectus) and our net tangible book value per Ordinary Share as of September 30, 2023 after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our Ordinary Shares are issued upon the exercise of any share options. See “Dilution” on page 61 for a more complete description of how the value of your investment in the Ordinary Shares will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we had been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the preparation of our combined and consolidated financial statements as of and for the years ended September 30, 2023 and 2022, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to (i) lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge, and (ii) lack of formal risk assessment process over financial reporting.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: (i) we will hire additional competent and qualified accounting and reporting professionals with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen the financial reporting function; (ii) we are in process of developing a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies that are applicable to our business; and (iii) we provided and will provide internal training programs for our accounting and financial personnel to our current accounting team on U.S. GAAP knowledge. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our Company and the market price of our listed shares may be adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market to regulatory investigations and to civil or criminal sanctions.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Yuan Liu, our Chairman of the board of directors, Chief Executive Officer and Chief Financial Officer, will beneficially own [   ]% of our total issued and outstanding Ordinary Shares immediately following the completion of this offering, assuming the underwriters do not exercise their over-allotment option, or [   ]% of our total issued and outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full. As such, Mr. Liu will control matters subject to a vote by our shareholders. Under Rule 4350I of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We may have conflicts of interest with Mr. Yuan Liu, our Chairman of the board of directors and our Chief Executive Officer and Chief Financial Officer, and, because of Mr. Liu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

We may have conflicts of interest with Mr. Yuan Liu, our Chairman of the board of directors, Chief Executive Officer and Chief Financial Officer, and, because of Mr. Liu’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us. Conflicts of interest may arise between Mr. Liu and us in certain areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Agreements with Hainan Aotong and loans to companies controlled by Mr. Liu. Our subsidiaries, Xinzhiyi Auto, Dezhong Auto and Qiangsheng Auto have entered into cooperation agreements with Hainan Aotong, a qualified insurance brokerage in Hainan Province of which Mr. Liu is the controlling shareholder, to provide vehicle insurance to our customers. In addition, we have provided loans to companies controlled by Mr. Liu, which have not been fully repaid as of the date of this prospectus. Mr. Liu may use his control over us to prevent us from bringing a legal claim (1) against Hainan Aotong for any disputes related to the operation agreements, in the event of a contractual breach by Hainan Aotong, notwithstanding our contractual rights under these agreements, and/or (2) against the companies controlled by Mr. Liu if such companies fail to repay the loans in a timely manner.

●	Developing business relationships with Aotong’s competitors. So long as Mr. Liu remains as our controlling shareholder, we may be limited in our ability to do business with Hainan Aotong’s competitors. This may limit our ability to serve the best interests of our company and our other shareholders.

●	Our directors may have conflicts of interest. As of the date of this prospectus, all of our directors were ultimately appointed by Mr. Liu. This relationship could create, or appear to create, conflicts of interest when these directors are faced with decisions with potentially different implications for Mr. Liu and us.

●	Sales of shares in our company. Mr. Liu may decide to sell all or a portion of our shares that he holds to a third party, including our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

For more information on related party transactions involving the Company, please see the section titled “Related Party Transactions” beginning on page 103. Once we become a stand-alone public company, Mr. Liu may from time to time make strategic decisions that he believes are in the best interests of him or his other business. These decisions may be different from the decisions that we would have made on our own. Mr. Liu’s decisions with respect to us or our business may be resolved in ways that favor Mr. Liu or his other business. Although we will have an audit committee to review and approve all proposed related party transactions, including any transactions between us and Mr. Liu and/or his affiliates, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to do business on an arm-length term, the transaction may not meet the practical requirements of the arm’s length standard. Furthermore, if Mr. Liu were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum of association and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law” on page 112 of this prospectus.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven (7) days is required for the convening of our annual general meeting or any other general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing a majority of the paid up voting share capital in the Company.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 (As Revised) of the Cayman Islands, (the “ES Act”), that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our Ordinary Shares of approximately $[   ], (or up to $[   ] if the underwriters exercise the over-allotment option) based upon an assumed initial public offering price of $[   ] per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of Proceeds	Percentage of the Net Proceeds
Building charging stations	45%
Expansion of vehicle brands for additional dealership stores	20%
General corporate purposes and working capital	35%

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. The above expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly from the above depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If any unforeseen event occurs or the business conditions change, we may use the proceeds of this offering differently from that described in this prospectus.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. For those proceeds of this offering to be used in China, we will need to convert the proceeds from U.S. dollars to RMB by way of capital contributions or loans to our PRC subsidiaries. None of the proceeds of this offering can be loaned or contributed to our PRC subsidiaries without additional government registration or approval. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. The relevant registration or approval processes for capital contributions typically take around eight weeks to complete. The registration or approval processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the registration or approval procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there are no statutory limits on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for its initial registered capital and increased registered capital, provided that our PRC subsidiaries complete the relevant necessary filing and registration procedures in accordance with the applicable laws and regulations. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries are permitted by the competent governmental authorities to adopt the traditional foreign exchange administration mechanism, or the current foreign debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the Notice of the People’s Bank of China (“PBOC”) on Full-coverage Macro-prudent Management of Cross-border Financing (the “PBOC Notice No. 9”), the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiaries. [Based on the amount of net asset of our PRC subsidiaries as of September 30, 2023, the amount of loans we may provide for the PRC subsidiaries shall not exceed USD $10,376,546. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Therefore, we will adopt capital contributions or loans to our PRC subsidiaries in consideration of the available statutory limits set out above and other factors such as usage of the fund when using the proceeds to finance our business operations in the PRC.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely principally on transfer of funds, dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors – Risk Factors Related to Doing Business in China - The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.” on page 37 of this prospectus; and “Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 40 of this prospectus.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Taxation” beginning on page 118 of this prospectus for information on the potential tax consequences of any cash dividends. Our historical results are not necessarily declared.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2023:

●	on an actual basis; and

●	on an as-adjusted basis, based on the numbers of shares outstanding as of the date of this prospectus, to give effect to the issuance and sale of the [ ] Ordinary Shares by us in this offering at an assumed initial public offering price of $[ ] per share, the midpoint of the estimated public offering price range, after deducting the estimated underwriting commissions and estimated offering expenses.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our Ordinary Shares. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	September 30, 2023
	Actual	As adjusted (Over-allotment option not exercised)(1)
	(Presented in US$)
Total long-term debt	-	[	]
Ordinary Shares, par value USD$0.0001 per share, 500,000,000 shares authorized; 34,000,000 Ordinary Shares issued and outstanding	3,400	[	]
Subscription receivable	(3,400)	[	]
Additional paid-in capital	3,825,233	[	]
Statutory reserve	140,885	[	]
Retained earnings	41,250	[	]
Accumulated other comprehensive loss	(330,311)	[	]
Total shareholders’ equity of the Company	3,677,057	[	]
Total capitalization	3,677,057	[	]

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[ ] per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming the underwriters’ over-allotment option has not been exercised. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[ ] assuming the underwriters have not exercised the over-allotment option. The net proceeds of $[ ] are calculated as follows: $[ ] gross offering proceeds, less underwriting discounts and commissions of $[ ], underwriter non-accountable expense allowance of $[ ], accountable expense of $[ ] and estimated offering expenses of $[ ]. The as adjusted total shareholders’ equity of $[ ] is the sum of the net proceeds of $[ ] and the actual equity of $[ ].

DILUTION

Our net tangible book value as of September 30, 2023 was $5,064,265, or approximately $0.15 per Ordinary Share based on 34,000,000 Ordinary Shares outstanding. Net tangible book value per Ordinary Share represents the amount of our total consolidated assets, less the amount of our intangible assets, and total consolidated liabilities, divided by the number of Ordinary Shares outstanding.

Our as adjusted net tangible book value as of September 30, 2023 was $[   ] (or $[   ] if the over-allotment option is exercised in full), or approximately $[   ] per Ordinary Share (or $[   ] per Ordinary Share if the over-allotment option is exercised in full). The as adjusted net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, and total consolidated liabilities, divided by [   ] Ordinary Shares (or [   ] if the over-allotment option is exercised in full) outstanding as of such date, after giving effect to (i) the issuance and sale of [   ] Ordinary Shares (or [   ] if the over-allotment option is exercised in full) in this offering at an assumed initial public offering price of $[   ] per Ordinary Share, the midpoint of the estimated public offering price range, (ii) the deduction of underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the assumed public offering price per Ordinary Share. Our as adjusted net tangible book value as of [   ], 2023 would have been $[   ] per Ordinary Share (or $[   ] per Ordinary Share if the underwriters’ over-allotment option is exercised in full). This represents an immediate increase in net tangible book value of $[   ] per Ordinary Share (or $[   ] per Ordinary Share if the over-allotment option is exercised in full) to existing shareholders and an immediate dilution in net tangible book value of $[   ] per Ordinary Share (or $[   ] per Ordinary Share if the over-allotment option is exercised in full) to purchasers of Ordinary Shares in this offering. The following table illustrates such dilution:

	Offering without Over- allotment Option	Offering with Full Exercise of Over- allotment Option
Assumed initial public offering price per ordinary share	$	$
Net tangible book value per Ordinary Share as of September 30, 2023	$	$
Increase in as adjusted net tangible book value per ordinary share attributable to new investors purchasing Ordinary Shares in this offering	$	$
As adjusted net tangible book value per ordinary share after this offering	$	$
Dilution per Ordinary Share to new investors in this offering	$	$

A $1.00 change in the assumed public offering price of $[   ] per Ordinary Share would, in the case of an increase, increase and, in the case of a decrease, decrease our as adjusted net tangible book value after giving effect to the offering by $[* ]million, the as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[   ] per Ordinary Share and the dilution in as adjusted net tangible book value per Ordinary Share to new investors in this offering by $[   ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of [   ], 2023, the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid at an assumed initial public offering price of $[   ] per Ordinary Share before deducting estimated underwriting discounts and commissions and estimated offering expenses.

Average
	Ordinary Shares						Price Per
	Purchased			Total Consideration			Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
Existing shareholders	[ ]	[ ]	%	[ ]	[ ]	%	[ ]
New investors	[ ]	[ ]	%	[ ]	[ ]	%	[ ]
Total	[ ]	100%		[ ]	100%		[ ]

Average
	Ordinary Shares						Price Per
	Purchased			Total Consideration			Ordinary
Over-allotment exercised in full	Number	Percent		Amount	Percent		Share
Existing shareholders	[ ]	[ ]	%	[ ]	[ ]	%	[ ]
New investors	[ ]	[ ]	%	[ ]	[ ]	%	[ ]
Total	[ ]	100%		[ ]	100%		[ ]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”. See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS”. All amounts in annual financial statements included in the fiscal year ended September 30, 2023 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this prospectus. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

OVERVIEW

We are a recognized passenger electric vehicle retailer in the Hainan Province of China.    As of September 30, 2023, we operate four dealership stores, selling four popular domestic brands of EVs, including Geely, Ora, Chery, and GAC. Our stores offer an extensive range of automobile products and services, including new vehicles, parts, repair and maintenance services, financing (provided by third parties and sold through our dealerships), vehicle registration, license plate application, carwash, charging, and various related automobile services.

We generate revenues primarily from: (i) sale of new vehicles to individual retail customers; (ii) vehicle parts and automotive services including customer-paid repairs and maintenance, repairs and maintenance under manufacturer warranties and extended warranty program, and collision-related services; and (iii) the arrangement of third-party vehicle financing. We evaluate the results of our new vehicle sales based on unit volumes and gross profit of vehicles sold, our parts and service operations based on aggregate gross profit, and our financing business based on growth rate. For the years ended September 30, 2023 and 2022, new vehicle sales, repair and maintenance, and financing services represented 95%, 3%, 1% and 94%, 3%, 1% of our total revenue, respectively.

Our total gross profit margin is closely related to our new vehicle sales, which represent a dominant portion of our total revenue. Historically, the sales of new vehicles generally result in a lower gross profit margin than other business lines. As a result, an increase in parts and service, and financing service revenue as a percentage of total revenue would have a positive impact on our overall gross profit margin. We receive reimbursements from car manufacturers for meeting sales goals or certain service standards through various incentive programs, which are reflected as a reduction to cost of sales as the related vehicles are sold. Any changes to the manufacturer incentive policy would have a direct impact on our new vehicle sales margin and our overall margin. Our new vehicle gross profit margin in fiscal year 2023 is lower than fiscal year 2022 because of fierce competition in the EV market   in Hainan Province and we had to cut our new vehicle unit price in response.

Our continued organic growth is dependent upon the execution of our balanced automotive retailing and service business strategy, the continued strength of our brand mix, competitiveness of our selling models, and the production and allocation of vehicles from the automobile manufacturers. Our vehicle sales have historically fluctuated with product availability as well as local and national economic conditions, including consumer confidence, availability of consumer credit, electricity prices, and employment levels.

GENERAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our business and results of operations are affected by general factors, which include, among other things:

●	The growth of China’s passenger electric vehicle market, especially the economy class sector;

●	Penetration rate of EVs in China, which is further affected by the following factors relating to EVs, among others, (i) overall production costs and ownership costs, (ii) functionality, performance and user experience, (iii) development of technology and level of artificial intelligence on EV, and (iv) coverage of charging network;

●	Laws, regulations, and government policies for EVs and smart technology functions, including subsidies for consumer EV purchases, government grants for EV manufacturers, as well as infrastructure support on expansion of charging network;

●	Macro factors that influence material costs, manufacturing costs, delivery expense and MSRP of EVs;

●	Supply of key components, primarily including steel, chips and batteries used on EVs; and

●	The customers’ acceptance of new technologies and brands.

Changes in any of these general industry conditions could affect our business and results of operations.

SPECIFIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Besides the general factors affecting China’s EV market, our business and results of operations are also affected by company specific factors, including the following major factors.

Competitiveness and continued expansion of our dealership store

The EV retail and service industry is highly competitive with respect to price, service, location, and selection. For new vehicle sales, our dealerships compete with other brands of EV franchised dealerships. We also compete with traditional combustion engine vehicle dealerships, which offer PHEV (Plug-In Hybrid Electric Vehicle) selections to consumers. We rely on our advertising and merchandising, sales expertise, service reputation, strong local branding, and location of our dealerships to assist in the sale of new EVs.

We also compete with other EV dealerships to perform warranty, maintenance, and recall-related repairs and with other franchised dealerships and independent service centers for non-warranty repair and maintenance services. We compete with other automobile dealers, service stores, and auto parts retailers in our parts operations. We believe that we have a competitive advantage in parts and service sales due to our ability to use factory-approved replacement parts, our skilled manufacturer trained and certified technicians, our competitive prices, our familiarity with manufacturer brands and models, and the quality of our customer service.

Going forward, we target to roll out an expanded product portfolio, including adding Volkswagen EV to our network, to meet various customer demands and preferences. It is critical for us to work with manufacturers that offer the most competitive product portfolio.

Timely delivery and continuing support from EV manufactures

Our results of business operations and financial performance heavily rely on timely delivery and continuing incentive support from EV manufacturers. Any delay in EV production and delivery would have a negative impact on EV sales.

We also benefit from certain manufacture incentive programs that are intended to promote and support their respective new vehicle sales. Key incentive programs include customer rebates on new vehicles, dealer incentive on new vehicles sold, special financing terms, and extended warranty on new vehicles. The EV manufacturers often make many changes to their incentive programs. Any reduction or discontinuation of EV manufactures’ incentive programs for any reason may reduce our sales volume which, in turn, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to effectively grow sales by retaining talents and providing training programs

The performance of showroom sales representative directly affects the sales of new vehicles, which is a key contributor to our financial performance and profitability. Therefore, our sustainable growth in the long term is significantly dependent upon the retaining and acquisition of sales talents.

The EV industry is predicted to experience constant change over the long term. Technological advances are facilitating the development of new functionalities to EVs. It is critical for us to work together with manufactures to provide training programs to our sales representatives and deliver accurate and comprehensive product information to consumers during the sales process. Failing to do so could materially adversely affect our business, financial condition, results of operations and cash flows.

Our ability to improve operating efficiency

We will keep improving our operating efficiency in all of the key aspects of our business operations. Selling, general, and administrative (“SG&A”) expenses consist primarily of fixed and incentive-based compensation, advertising, rent, insurance, utilities, depreciation, and other customary operating expenses. A significant portion of our cost structure is payroll related expenses. As of September 30, 2023, we had a total of 157 employees, including 91 sales   personnels and 50 service technicians. We also spent heavily on advertising, which is a controllable expense and allows us to adapt to changes in the retail environment over the long-term.

IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE

The COVID-19 pandemic has negatively impacted our business operations and financial performance. In particular, we have experienced occasional delays, interruption, suspension and temporary closure for our showroom and service center operation, customer vehicle delivery, sales and marketing, manufacture order due to travel, workplace or social restrictions.

Our dealership stores were temporarily closed from August 21, 2022 to August 28, 2022 due to COVID-19 mandatory quarantine. From time to time, local authorities implemented many travel restrictions during COVID-19, which adversely affected our dealership store traffic and sales volumes.

Uncertainties remain as to whether and to what extent the market demand and the EV supply chain will be affected by the COVID-19 pandemic in the future. In light of the uncertainties in the economic conditions due to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of the pandemic on our financial condition and liquidity.

KEY COMPONENTS OF RESULTS OF OPERATIONS

The following section presents the key components of our results of operations by the nature of corresponding operating activities for the periods indicated. As we currently operate under one single reportable segment, we believe that using by-nature financial information facilitates your assessment of our operating and financial performance.

Revenues

Our revenues consist of (i) new vehicle sales, (ii) automobile parts, repairs, and maintenance services, (iii) finance facilitation services, and (iv) other related services.

Cost of revenues

For new vehicle sales, the cost of revenue consists primarily of the costs of vehicle purchase from manufacturers, deducted by incentives we receive from manufacturers. For parts, repairs, and maintenance services, the cost revenue consists of the costs of parts and compensation expenses paid to our service team.

Selling expenses

Our selling expenses consist primarily of (i) salary, commission, and reimbursements to our sales representatives (ii) rents (iii) depreciation of lease improvements, and (iv) advertising expenses.

General and administrative expenses.

Our general and administrative expenses consist primarily of (i) compensation for its management and administrative personnel, (ii) expenses in connection with its operation supporting functions such as legal, accounting, consulting and other professional service fees, and (iii) office rental, depreciation, and other administrative related expenses.

RESULTS OF OPERATIONS

The following table summarizes the results of our operations for the years ended September 30, 2023 and 2022 and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year Ended September 30,
	2023	2022	Change	Change %
	USD	USD
OPERATING REVENUES
Sale of vehicles, parts and automobile services	66,781,839	75,006,755	(8,224,916)	-11%
Other service income	1,351,781	1,942,153	(590,372)	-30%
Total Operating Revenues	68,133,620	76,948,908	(8,815,288)	-11%

COST OF REVENUES
Cost of vehicles, parts and automobile services	(62,993,174)	(69,783,276)	6,790,102	-10%
Other service cost	(230,988)	(318,863)	87,875	-28%
Total Cost of Revenues	(63,224,162)	(70,102,139)	6,877,977	-10%

GROSS PROFIT	4,909,458	6,846,769	(1,937,311)	-28%

OPERATING EXPENSES
Selling expenses	(4,126,283)	(4,990,190)	863,907	-17%
General and administrative expenses	(711,132)	(668,378)	(42,754)	6%
Total operating expenses	(4,837,415)	(5,658,568)	821,153	-15%

INCOME FROM OPERATIONS	72,043	1,188,201	(1,116,158)	-94%

OTHER INCOME (EXPENSE)
Interest expense	(132,803)	(97,699)	(35,104)	36%
Government subsidies	17,526	26,399	(8,873)	-34%
Other income, net	41,318	62,437	(21,119)	-34%
Total other income (expense), net	(73,959)	(8,863)	(65,096)	734%

(LOSS) INCOME BEFORE INCOME TAXES	(1,916)	1,179,338	(1,181,254)	-100%
PROVISION FOR INCOME TAX	(5,899)	(229,749)	223,850	-97%

NET (LOSS) INCOME	(7,815)	949,589	(957,404)	-101%

Revenues

Our total revenue decreased by $8.8 million, or 11%, from $76.9 million for the year ended September 30, 2022 to $68.1 million for the year ended September 30, 2023, which was primarily due to a decline of $7.7 million, or 11%, on vehicle sales revenue from $72.5 million to $64.8 million, as a result of 998 decrease on new vehicle units sold from 4,659 vehicles in 2022 to 3,661 vehicles in 2023. We have also experienced a decline of $0.5 million, or 19%, on parts, repair, and maintenance service revenue from $2.4 million to $1.9 million, and a decline of $0.6 million, or 45%, on other service revenue from $1.3 million to $0.8 million. The Chinese electric car manufacturers are revealing new EV models at a rapid pace and piling in a slew of features to attract consumers. The old models sitting in our inventory were also retiring at a rapid pace. In 2023, there was an oversupply of EVs in the market, putting significant downward pressure on our EV retail price. In addition, certain competitors of us offered significant price cut in early 2023 on their models to compete for market share and as a result, we lost certain orders to our competitors and had to cut our retail price, including service price, to compete, which lead to decline on revenue in 2023. Our financing business line, which represented a small portion of our revenue, grew by 5% to approximately $0.6 million in 2023.

	Years Ended September 30,
	2023	2022
Vehicle sales	$64,804,959	$72,571,376
Automobile parts, repairs, and maintenance services	1,976,880	2,435,379
Finance service	583,818	555,584
Others	767,963	1,386,569
Total revenues	$68,133,620	$76,948,908

Cost of revenues

Our cost of revenues decreased by $6.9 million, or 10%, from $70.1 million for the year ended September 30, 2022, to $63.2 million for the year ended September 30, 2023. This was primarily due to a decrease of $ 6.4 million, or 9% in cost of revenues from vehicles sales from $67.7 million in 2022 to 61.3 million in 2023, which was in line with the decreased vehicle sales volume. In addition, we received $2.8 million and $0.4 million dealer incentives from EV manufacturers for the year ended September 30, 2023, and 2022 respectively, representing $2.4 million or 594% increase. Competitions in the EV market reached an all-time high in 2023 and car manufacturers in China offered generous incentive policies to consumers and dealerships to stimulate sales, which is another important contributor to our decline in cost of revenues.

Gross profit and gross profit margin

Our gross profit decreased by $1.9 million or 28%, from $6.8 million in 2022 to $4.9 million in 2023, which was primarily due to (i) a decrease in gross profit of sale of vehicles by $1.4 million or 28%, from $4.8 million in 2022 to $3.4 million in 2023 and (ii) a decrease in gross profit from other services by $0.5 million or 50%, from $1.0 million in 2022 to $0.5 million in 2023.

Our gross profit margin decreased from 9% in 2022 to 7% in 2023, which was primarily attributable to the decrease in the gross profit margin of our dominant business line new vehicle sales, from 7% in 2022 to 5% in 2023 as a result of decreasing vehicle sales price, partially offset by increasing manufacturer incentives.

Selling, general and administrative expenses

Our selling expenses decreased slightly by $0.8 million or 17%, from $4.9 million in 2022 to $4.1 million in 2023. The decrease was primarily attributable to decreased in payroll related expenses, especially commission expenses to our sales personnel as a result of declining sales volume and revenue in 2023, partially offset by a slight increase in advertising expenses. There was no material change on our general and administrative expenses.

Income (loss) from operations

As a result of the foregoing, we incurred an income from operations of approximately $0.1 million in 2023 and $ 1.1 million in 2022.

Interest expense

We recorded interest expense of $132,803 in 2023, as compared to $97,699 in 2022, primarily due to the increase in use of credit facilities.

Government subsidies

We received government subsidies of $17,526 in 2023, as compared to $26,399 in 2022.

Other income (expenses), net

We recorded other income, net of $41,318 in 2023, as compared to $62,437 in 2022, primarily because of an increase in non-operating expenses in 2023.

Provision for income tax

Our provision for income tax decreased by approximately $0.2 million, from $229,749 in 2022 to $5,899 in 2023, as the result of a $1.18 million decrease in income before income taxes.

Net income (loss)

As a result of the foregoing, we incurred a net loss of $7,815 in 2023, as compared to a net income of $949,589 in 2022.

Seasonality

In general, demand for new vehicles typically declines over the winter season, especially during the Chinese New Year holiday, while sales are generally higher in September and October, a traditionally major selling season for the auto industry, mainly due to nationwide auto shows and increasing vehicle promotion activities near year end. Due to our limited operating history, there can be no assurance that we will not have seasonal trends in our future operating results.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity have been through the operation of our business, financial support from our controlling shareholder, bank borrowings and equity financing activities, which have historically been sufficient to meet our working capital, our business needs, as well as our capital expenditure requirements. As of September 30, 2023, and 2022, we had cash and cash equivalents and restricted cash of $1.5 million and $8.5 million, and $1.5 million and $7.9 million, respectively. As of September 30, 2023, we had a working capital deficit of $1.6 million, net cash used in operating activities of $1.0 million, and a net loss of $7,815.

Historically, we received financial support from our shareholders and certain affiliates in the form of loans, advances and capital injection. As of September 30, 2023, we have obtained conventional term loan credit facility in the total principal amount of $11.3 million from 4 financial institutions with $0.8 million remaining availability. Total drawdowns from the credit facilities amounted to $10.5 million as of September 30, 2023. We also obtained $33.5 million bank acceptance notes credit facilities from 4 commercial banks after pledging $8.5 million cash as collateral. As of September 30, 2023, we had $10.9 million note payable for bank acceptance notes with $22.6 million remaining availability, which can be used to issue bank acceptance notes or drawdown as borrowings. Each drawdown matures within a year from the date of drawdown. For more details on our outstanding credit facilities and bank acceptance drafts, please see Note 7 to our consolidated financial statements included elsewhere in this prospectus. Shareholders of the Company that are controlled by Mr. Yuan Liu, our Chairman, Chief Executive Officer and Chief Financial Officer, have agreed in writing to provide financial and liquidity support to fund our future operations if needed until at least one year from March 25, 2024. In addition, we plan to refinance outstanding loans, reduce certain operating expenditure, and raise additional capital from credit facilities and equity financing. We are also proactively seeking capital resources from other sources, such as independent financing from other financial institutions which we are able to obtain.

We believe that our existing cash and cash equivalents, cash flow we expect to generate from future operating activities, net proceeds we expect to receive from the issuance of ordinary shares through initial public offering in the United States, capital allocation strategy, financial support from shareholders and related parties, and supplemented with available credit facilities will be sufficient to meet our anticipated debt service, working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months.

We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain additional credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods presented.

	Years Ended September 30,
	2023	2022
Net cash (used in) operating activities	$(974,331)	$(915,703)
Net cash (used in) investing activities	(658,924)	(551,461)
Net cash provided by financing activities	2,539,907	1,311,776
Effect of exchange rate changes on cash	(266,153)	(983,834)
Net increase (decrease) in cash	640,499	(1,139,222)
Cash, beginning	9,434,702	10,573,924
Cash, ending	$10,075,201	$9,434,702

Operating Activities

Net cash used in operating activities was approximately $1.0 million for the year ended September 30, 2023, which was mainly attributable to our net loss of $0.007 million, the net adjustments deferred tax assets of $0.1 million, the increase of accounts receivable of $0.2 million and decrease of notes payable $3.0 million as our bank acceptance notes issued matured. Cash outflow was mainly offset by the adjustments from various non-cash items including $0.3 million of depreciation and amortization, $0.2 million of amortization of operating lease right-of-use assets, 0.1 million loss on disposal fixed assets, a decrease in prepayments of $0.9 million as we realize services and inventory purchases from third parties, and a decrease in inventory of $0.9 million as the increase of the sale of our cars and accessories.

Net cash used in operating activities was approximately $0.9 million for the year ended September 30, 2022, which was mainly attributable to the increase of inventory $4.7 million as we purchase more cars and accessories, the decrease of accounts payable of $0.1 million as we made payments to our major suppliers, and the decrease of advance from customers of $0.3 million as we realized the revenue from the advances. Cash outflow was mainly attributable to our net loss of $7,815, the adjustments from various non-cash items including $0.5 million of depreciation and amortization, $0.1 million   loss on disposal fixed assets, decrease of accounts receivable of $0.3 million as our efforts made on the cash collection process, a decrease in prepayments of $1.7 million as we realize services and raw material purchases from third parties and increase decrease of notes payable $0.5 million as we issued more bank acceptance notes to vendors and increase in tax payable $0.2 million   as the increase of the taxable income.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2023 and September 30, 2022 was $0.7 million and $0.6 million, respectively, which was primarily attributable to the purchases of property, plant and equipment.

Financing Activities

Net cash used in financing activities for the year ended September 30, 2023 was $2.5 million, which was primarily attributable to register capital contribution for subsidiaries in PRC $0.3 million, proceeds from related party loans and advance $5.8 million, repayment to related party loans and advance of $9.1 million, proceeds from bank loans $36.3 million and repayment for bank loan $30.8 million.

Net cash used in financing activities for the year ended September 30, 2022 was $1.3 million, which was primarily attributable to register capital contribution for subsidiaries in PRC $0.3 million, proceeds from related party loans and advance $4.7 million, repayment to related party loans and advance of $6.7 million, proceeds from bank loans $24.3 million and repayment for bank loan $21.3 million.

CAPITAL EXPENDITURES

We made capital expenditures of $0.7 million and $0.6 million during the years ended September 30, 2023 and 2022, respectively. In these periods, our capital expenditure was used primarily for our property and equipment, as well as facilities related to sales and marketing activities. Going forward, we expect to make capital expenditures primarily on properties and leasehold improvements for our retail stores. Other than what have been included in the capital commitments and contractual obligations discussed below, we do not expect to incur material costs to accomplish these goals.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We had no commitments and contractual obligations during any of the periods presented other than those disclosed in Note 10 “Lease Commitments” of the Company’s consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements during any of the periods presented.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our combined and consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets and liabilities at the dates of the balance sheets, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Revenue recognition

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 606 “Revenue from Contracts with Customers”. The core principle underlying ASC 606 is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

The Company are a passenger electric vehicles (EVs) retailer and comprehensive automobile service provider in Hainan Province, China. The Company generate our revenues primarily from 1) new vehicle sales 2) vehicle parts, repairs, and maintenance services 3) vehicle financing commissions, and 4) other miscellaneous auto related services.

New vehicle sales

The Company generates new vehicle sales revenue through its dealership network. The Company’s only performance obligation is to deliver new vehicles based on customers’ specifications. Revenue from the retail sale of new vehicles is recognized at a point in time when the control of the vehicle is transferred to the customers, which is normally at the time when vehicle is available for pick-up and customer performs a satisfactory inspection at the showroom along with invoicing. The fixed price for a retail vehicle sale is specified in contract with the customer and only includes cash consideration. Payment is generally received at the time of sale or from a third-party financial institution within a very short period following the sale of the vehicles. The Company does not allow the return of new retail vehicles.

Car manufacturers reimburse the Company for meeting certain sales goals or standards through certain incentive programs, which are reflected as a reduction in the carrying value of each vehicle purchased. The Company recognizes the incentives received from car manufacturers that are tied to specific vehicles as a reduction to cost of sales as the related vehicles are sold. Car manufacturers also provide our customers with standard new vehicle warranty program, which is considered a standalone performance obligation and categorized under Automobile Parts, Repairs, and Maintenance Service revenue.

The Company assesses itself as the principal for sales of new vehicle transactions because 1) the Company controls new vehicle inventory before it’s transferred to a customer and therefore has inventory risk; 2) the Company is primarily responsible for fulfilling the promise to deliver the vehicle. The customer does not have a contractual relationship with car manufacturers, who never interact directly with customers; 3) the Company has discretion in establishing the prices for vehicles. Car manufacturers generally provide MSRP (manufacturer’s suggested retail price), but it only serves as a base reference for dealership and the Company has final decision on pricing, which could differ from MSRP. As a result, the Company recognizes new vehicle sales revenue on a gross basis.

Automobile parts, repairs, and maintenance services

The Company provides vehicle parts and automotive services including customer-paid repairs and maintenance, repairs and maintenance under manufacturer warranties and extended warranty service, and collision-related repairs. Revenue from sale of parts and automobile services is recognized upon the transfer of control of the parts and/or services, and acceptance of customers upon satisfactory inspection.

An automotive repair and maintenance order usually includes both parts and labor. The Company has determined that parts and labor are not individually distinct in the context of a repair order and therefore treated as a single performance obligation. Payment for automotive service work is typically due upon completion of service, which is generally completed within a short period of time from contract inception. Depending on whether the service is covered under the manufacture warranty, we collect payments from either car manufacturers or individual customers. The transaction price for automotive repair and maintenance services is fixed and based on estimated parts and number of labor hours required to complete the work. The Company does not have an enforceable right to payment for performance completed to date since a satisfactory inspection by customer upon completion is required for payment. As a result, the Company recognizes revenue at a point in time when service has been completed, and the customer accepts the condition of the vehicle. The Company assesses itself as the principal for sales of automobile parts, repairs, and maintenance services as it controls the goods and services before transferring to a customer.

Finance service

The Company receives commissions from third-party financial institutions for arranging customer financing service contracts to end-users. These service contracts are sold through the Company’s automobile dealerships. The Company’s performance obligation is to arrange financing or facilitating the sale of a third party’s financial products or services to our customers. Finance commission revenue is recognized at the point of time when loan application is approved by a financial institution.

Within the context of these arrangements with the financing providers, the Company is not primarily responsible for fulfilling the promise to provide the financing services and has no pricing power. As a result, the Company does not obtain control of the service before it’s transferred to customers, and it has determined that it is an agent for the financing providers and recognizes revenue on a net basis.

Others

The Company also provides other miscellaneous automobile related services including car washing, EV charging, department of motor vehicle registration, license plate application, taxi operating license application, etc. Each service is determined a separate single performance obligation with a fixed service price and revenue is recognized at a point in time when service is rendered and accepted by customers.

Contract balance

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment. Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenues.

Cost of revenues

For new vehicle sales, cost of revenue consists primarily of purchase price of vehicles, write-downs of inventories, and incentives from manufacturers, which are treated as reduction in the purchase price and will be recorded as a reduction in cost of revenue when the vehicle is sold. For Automobile parts, repairs, and maintenance services, cost of revenue consists primarily of purchase price of parts, accessories, and payroll expenses of our service staff. For other services, cost of revenue consists primarily of utility expenses and regulatory surcharges.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax assets and liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. The net deferred tax asset is reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed for the years ended September 30, 2020 to 2022 are subject to examination by the applicable tax authorities.

INFLATION

To date, inflation in China has not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, cost of revenue and certain operating expenses, such as employee and office related expenses may increase as a result of higher inflation. Currently we are not able to hedge our exposure to higher inflation in China.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Prior to our initial public offering, we had been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the preparation of our combined and consolidated financial statements as of and for the years ended September 30, 2023 and 2022, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to (i) lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge, and (ii) lack of formal risk assessment process over financial reporting.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: (i) we will hire additional competent and qualified accounting and reporting professionals with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen the financial reporting function; (ii) we are in process of developing a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies that are applicable to our business; and (iii) we provided and will provide internal training programs for our accounting and financial personnel on U.S. GAAP knowledge.

We intend to complete our remediation plan by the end of 2024. The costs associated with our remediation plan comprise those for (i) engaging competent and qualified accounting personnel, (ii) holding internal training programs, (iii) internal accounting and financing personnel and (iv) developing accounting policies and procedures. We have not incurred and do not expect to incur any material costs related to our remediation plan.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our Company and the market price of our listed shares may be adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2 to our combined and consolidated financial statements included elsewhere in this prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Macroeconomy

China’s economy grew 5.2% in 2023, slightly more than the official target, but the post-COVID 19 recovery has been slow, with a deepening property crisis, deflationary risks, debt defaults, weakening consumer confidence, and tepid demand, the macroeconomy in China is showing early signs of deterioration, which could impact our results of operation adversely.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions, shareholders, and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of purchases, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs. Inflation generally affects us by increasing our cost of labor and purchase price of vehicles from manufacturers. Although China has not experienced inflation and thus inflation has not had a material impact on our results of operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs for labor and key materials to produce new vehicles and less demand for EVs. As a result, our results of operations may be adversely impacted.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn on interest-earning instruments and carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing RMB denominated bank borrowings, which is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China. An increase will raise the cost of these borrowings.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Most of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. RMB has been depreciating against the U.S. dollar since April 2022. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We were incorporated in the Cayman Islands on February 15, 2023, with limited liability under the Companies Act. Upon incorporation, the authorized share capital of our company was US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per ordinary share.

On February 15, 2023, we issued 1 ordinary share to Quality Corporate Services Ltd. and 33,999,999 ordinary shares to DaMei Holdings, Ltd. On the same day, Quality Corporate Services Ltd. transferred 1 ordinary share of the Company to DaMei Holdings, Ltd., after which DaMei Holdings, Ltd. owned 34,000,000 ordinary shares of the Company.

On March 15, 2023, we formed our wholly-owned subsidiary AoChuang HK under the law of Hong Kong, which in turn formed a wholly-owned PRC subsidiary, Aomei Hainan, on July 7, 2023. Subsequently, on August 11, 2023, Aomei Hainan purchased, respectively, from Mr. Yuan Liu, our Chairman of the board of directors, Chief Executive Officer and Chief Financial Officer, 94%, and Sali Jiang, 5%, of the outstanding equity interest of Hainan Aochuang, which holds the following equity interests in the following PRC operating entities: 70% in Xinzhiyi Auto, 100% in Qiangsheng Auto, 51% in Weilan Auto and 100% in Dezhong Auto. The remaining 1% equity interest of Hainan Aochuang is held by Mr. Yuan Liu. Following the acquisition of the 99% equity interest of Hainan Aochuang, Xinzhiyi Auto, Qiangsheng Auto, Weilan Auto and Dezhong Auto became our PRC operating entities.

Xinzhiyi Auto was formed on September 27, 2018 and its principal business is the sale of passenger vehicles and automotive spare parts. Qiangsheng Auto was formed on May 28, 2021 and its principal business includes the sale of passenger vehicles and spare parts and accessories, repair services, maintenance services and surveys. Weilan Auto was formed on September 13, 2018 and its principal business is the sale of passenger vehicles and spare parts and accessories. Dezhong Auto was formed on September 8, 2015 and its principal business is the sale of passenger vehicles.

On September 22, 2023, DaMei Holdings, Ltd. transferred 10,540,000 ordinary shares of the Company to HuiHaoXin Investment Holdings Ltd., 1,530,000 ordinary shares to YuanMuChun Investment Ltd., 1,530,000 ordinary shares to ZhongLianXin Investment Ltd., 1,530,000 ordinary shares to ShiLai Investment Ltd., 1,530,000 ordinary shares to MuCheng Investment Ltd., and 1,530,000 ordinary shares to QiGe Investment Ltd.

As of the date of this prospectus, AoChuang HK and Aomei Hainan do not have any substantive business operations. We treat the PRC operating entities as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

BUSINESS

“The Company”, “we”, or “us” in this Business section refers to AoChuang Holdings, Inc. and its subsidiaries, unless the context otherwise indicates.

OVERVIEW

We are a passenger electric vehicles (EVs) retailer and comprehensive automobile service provider in Hainan Province, China. Leveraging the beneficial local government policy for EV promotion in Hainan Province, the first province in China to propose a timetable for “banning the sale of fuel vehicles” by 2030, we strategically focus our operation on sales and services of EVs instead of internal combustion engine vehicles (ICEVs). We maintain dealership agreements with well-known EV manufacturers in China to operate our 4S dealership stores for a diversified portfolio of popular EV brands in China, consisting of Geely Geometry, Ora, Chery New Energy, and GAC Trumpchi. “4S” stands for four automobile-related business elements initiated by “S”: sales, spare parts, service and survey. We established our first 4S dealership store in Haikou, Hainan Province in 2016, and have since grown to a comprehensive automobile service provider in Hainan with four full-service 4S dealership stores under four PRC operating subsidiaries.

As of date of this prospectus, we operated through our four full-service dealership stores for which we obtained manufactures’ authorization. All our four 4S dealership stores are located in Haikou, the capital city and also the most populous city of Hainan province. We have established strong, long-term relationships with some leading automobile manufacturers. We have entered into contracts with them, which are renewed on a yearly basis. We also received sales awards from manufactures for consecutive years.

Our principal businesses are:

●	sale of new passenger vehicles as authorized by EV manufacturers;

●	after-sales services, including (i) repair services, (ii) sale of spare parts and accessories, and (iii) maintenance services; and

●	Vehicle-related finance and insurance services.

4S Dealership Stores

Through our four 4S dealership stores we sell new passenger vehicles, and engage in a variety of other automobile-related businesses, such as: (i) repair services, (ii) sale of spare parts and accessories, and (iii) maintenance services.

Our Existing Dealership Stores

The following table sets forth further details of our dealership stores that are in operation as of the date of this prospectus:

Dealership Store Operated By	EV Brand	Location	Year of Commencement of Operation	Expiry Date of Authorization
Weilan Auto	Geely Geometry	Haikou, Hainan	September 2018	June 30, 2024
Qiangsheng Auto	Ora	Haikou, Hainan	August 2021	December 31, 2024
Dezhong Auto	Chery New Energy	Haikou, Hainan	March 2016	For Chery New Energy: December 8, 2024
Xinzhiyi Auto	GAC Trumpchi	Haikou, Hainan	April 2020	April 2, 2025

Network Expansion

In terms of brand diversity, we expect to increase the number of brand 4S dealership stores in our network. As of the date of this prospectus, we have received manufacturer’s authorizations to open another two 4S dealership stores for Volkswagen Anhui (DSSO) and Honda eπ in Haikou City. We expect the new dealership stores for these brands will commence operation by end of 2024.

Based on our previous experience in expanding our network, we have developed a well-established internal procedure for site selection. We select new dealership store locations by taking into account manufacturers’ expansion plans, which identify their target markets for new dealership stores. Other major factors affecting our decision-making include the growth potential, consumption patterns, the passenger vehicle penetration rate, the competitive landscape, transportation convenience and the availability and price of land for dealership store construction. When a target location is identified, our project development department will conduct site visits and extensive statistical analysis of the target location based on a set of criteria including, among other things, convenience and ease of access, traffic flow and parking availability. Based on the site visits and statistical analysis, a preliminary business proposal will be prepared and submitted to our senior management for discussion.

If our assessment and analysis is favorable, a store proposal will be submitted to the relevant automobile manufacturer for approval. Following the manufacturer’s acceptance of our new store proposal, we will start construction in accordance with the manufacturer’s standards and requirements. Each completed store must pass the manufacturer’s inspection before it commences operation.

Awards

Our 4S dealership stores have received numerous awards and accolades from manufacturers, industry trade associations and the media. In particular, we have obtained the followings major awards from manufacturers of passenger vehicle brands:

●	Weilan Auto was awarded the “Top 20 Awards for Online Car Sales Ranking in 2022” from the Hainan Provincial Department of Commerce.

●	Qiangsheng Auto was awarded the “Top 20 Awards for Online Car Sales Ranking in 2022” from the Hainan Provincial Department of Commerce.

Sale of New Passenger Vehicles

We generate the majority of our revenue from the sale of new passenger vehicles. For the years ended September 30, 2023 and 2022, we generated $64.8 million and $72.5 million from vehicle sales, respectively, which primarily consisted of new passenger vehicle sales, accounted for approximately 95.1% and 94.3% of our total revenue, respectively.

Pricing for a particular new passenger vehicle is generally based on a variety of factors, including the manufacturer’s suggested retail price (“MSRP”), market demand for a particular model and the number of passenger vehicles of the same model in inventory. We usually retain some flexibility in determining the discounted retail prices of our new passenger vehicles, which allows us to adjust our pricing strategy according to the market environment. We enter into written contracts with our customers for the sale of new passenger vehicles. Upon signing sales contracts with us, our customers are typically required to pay a deposit or advance, the amount of which primarily depends on the brands and models. As a common market practice, the manufacturers often provide us with incentive rebates, which are generally determined with reference to our purchase volume, sales volume, customer satisfaction and other performance indicators set by the relevant automobile manufacturers, depending on their policies. As a market practice, instead of providing the incentive rebate rates in the dealership agreements, the automobile manufacturers generally determine their annual rebate policies and practices and inform us their basis for determining rebate amounts before each calendar year. From time to time, based on our past sales data, automobile manufacturers also offer special incentive rebates for particular models of passenger vehicles, the details of which are provided to us in advance. These rebate amounts are settled from time to time, typically on a quarterly or annual basis, according to the practices of different automobile manufacturers. A majority of our incentive rebates were paid in cash, while the balance was settled by deducting the amounts from the aggregate purchase price payable by us for subsequent passenger vehicle orders.

After-Sales Services

Our 4S dealership stores provide comprehensive after-sales services to our customers. These services primarily consist of (i) repair services; (ii) sale of spare parts and accessories; and (iii) maintenance services.

Many of our after-sales service customers have previously purchased new vehicles from our dealership stores. We focus on providing high quality after-sales services to achieve a high degree of customer satisfaction. We believe this approach encourages customer retention and repeat purchases, as well as attracts new customers through referrals. The quality of our repair and maintenance services is also a factor considered by manufacturers in determining whether to enter into a new dealership agreement or to renew our existing dealership agreements.

We will continue to attract, train and retain experienced service representatives and technicians to implement the best service standards. To maintain sufficient and quality technician forces, we recruit and train automotive technicians with necessary qualification and experience, and provide onboarding and also periodic training to our technicians. Our training covers introduction of new vehicle models on market, and also provide updated knowledge on vehicle repair as necessary.

The following is a detailed description of the types of after-sales services that we provide:

Repair Services

The repair services provided by the dealership store operated by Qiangsheng Auto are performed by our own technicians, and the repair services provided by the other three dealership stores are outsourced and performed by third-party service providers. Repair services are an integral part of our “one-stop shop” service offerings. Our repair services are generally charged based on the prices of the spare parts and accessories used, if any, and the hourly rates of our technicians. The spare parts and accessories we sell or use for our repair services are priced according to the manufacturers’ pricing guidelines and the hourly rates of our technicians which are determined by the manufacturers’ pricing guidelines and the applicable regulations issued by the local government authorities. Under applicable PRC laws, we are required to provide a service warranty for the repair services that we perform. The warranty period commences from the date on which the automobile leaves our store. Under Regulations on the Management of Motor Vehicle Maintenance issued by the Ministry of Transport, the warranty period for the first level maintenance such as minor repairs is the early of 2,000 kilometers of vehicle operation or 10 days after the automobile leaves our store; the warranty period for the second level maintenance such as inspecting and adjusting safety components such as brake shoes and suspension, inspecting and rotating tires, checking and adjusting engine operation and exhaust pollution control devices is the early of 5,000 kilometers of vehicle operation or 30 days after the automobile leaves our store; the warranty period for vehicle assembly repair such as changing whole cooling system, transmission system, suspension system, etc is 20,000 kilometers or 100 days after the automobile leaves our store.

In-warranty repair

We provide repair services under the warranties offered by certain manufacturers (Chery New Energy and GAC Trumpchi). New passenger vehicle warranties typically only cover defects in materials or workmanship. Accordingly, we examine each passenger vehicle brought to our dealership stores to determine the cause of the problem as well as any hidden defects before commencing repairs. Each of our 4S dealership stores is typically staffed with technicians who have received the manufacturer’s training to assess whether the defects fall within its warranty coverage or not. The manufacturers pay for the warranty services that we provide. Repairs covered by warranties are typically reimbursed by manufacturers within approximately two to three months following the submission of a claim form.

Out-of-warranty repair

We also provide out-of-warranty repair services, including the replacement of parts due to wear or the repair of damages resulting from collisions or other accidents. Out-of-warranty repair services are paid by the customers.

Sale of spare parts and accessories

Our 4S dealership stores sell spare parts and accessories mostly as part of our repair services. Very infrequently, we also sell these products directly to our customers. According to manufacturers’ requirements, we source our spare parts and accessories from the manufacturers or their authorized suppliers.

Maintenance Services

The maintenance services provided by the dealership store operated by Qiangsheng Auto are performed by our own technicians, and the maintenance services provided by the other three dealership stores are outsourced and performed by third-party service providers. We provide comprehensive maintenance services to satisfy our customers’ personalized needs and increase our revenue streams. Some manufacturers offer customers the initial maintenance check after purchase free of charge, the cost of which is borne by the relevant manufacturer. The subsequent regular maintenance is usually not covered under manufacturers’ warranties and has to be paid by the customers.

Our maintenance services primarily include changing antifreeze in EVs used to cool the motor, changing gear oil, checking the air conditioner, exterior inspections, checking function of lights, assessing the aging of components like wipers, inspecting the condition of tires, and other routine inspections. We can also provide detailing services such as lacquer coating and window tinting. The inspection also covers various transmission and suspension components for looseness or damage, as well as checking for rust on the chassis. Additionally, inspections inside the engine compartment include checking for aging or loose wiring. According to the manufacturers’ maintenance manuals, EV owners are typically recommended to schedule a maintenance check at each 5,000 to 10,000 kilometers driven, depending on the brand and model. Based on the manufacturers’ maintenance guidance and our customer records, we send periodic reminders of upcoming scheduled maintenance checks to our customers.

Whenever we start sales of new vehicle model, we provide targeted training to our technicians on how to perform inspection and maintenance work for the new vehicle model. The manufacturers also provide periodic training session to technicians within their network. Since maintenance of EVs requires specialized knowledge of high voltage electricity, we also provide targeted training periodically to ensure that we provide standardized and high quality services.

Vehicle-Related Finance and Insurance Services

As a value-add service, we provide vehicle-related finance and insurance services which accompany our sales of EVs. We have formed cooperation with local banks to recommend their vehicle financing product to our customers. In addition, to provide vehicle insurance to our customers, we have entered into cooperation agreements with Hainan Aotong Insurance Representative Co., Ltd., which is a qualified insurance brokerage in Hainan Province controlled by our Chairman and CEO, Mr. Yuan Liu.

Surveys

Our large customer base is a valuable source of market intelligence. We conduct customer surveys to obtain feedback on our customer service and collect market information. The results of our customer surveys are processed, reviewed and sent to the relevant departments for market analysis and service improvement.

Based on our surveys, we offer targeted discount offers to our customers, so that our customers are incentivized to purchase our after-sale services, and even introduce us to their family and friends as trusted service provider. We also utilize the surveys to improve quality of our services. We value greatly opinion and suggestions given by customers, and adjust our service offerings accordingly.

Charging Stations

We are the only 4S dealership network within Hainan Province that partners with TELD to develop charging stations. TELD is the leader in EV charging in China market which provides customized charging solutions. As part of our strategy of promoting use of EVs in Hainan, we partnered with TLED to develop a charging station in Haikou City. The development of the charging station promoted our customers’ charging experience with wide geographical coverage and fast charging speed. In turn, the charging station also served as our marketing hubs, where we push new vehicle model marketing information onto the screens distributed at the charging stations, to boost our sales efforts.

Vehicle Recall

Our 4S dealership stores may be required to assist manufacturers in handling vehicle recalls. We are not liable under PRC laws and regulations or under contracts with the manufacturers for any cost associated with vehicle recalls and are compensated by the manufacturers for providing our assistance. Manufacturers usually notify us prior to the commencement of a recall with, among other things, instructions for remedial repairs and responses to customer queries. After being notified of a recall, we typically contact affected customers and arrange for their vehicles to be inspected and repaired in our dealership stores according to the manufacturer’s instructions. Affected new passenger vehicles in our inventories will also be inspected and repaired prior to their sale. We are reimbursed by the relevant automobile manufacturers for our costs relating to vehicle recalls and these costs are generally reimbursed by the manufacturers within certain periods of time following the end of the vehicle recalls. [See “Risk Factors—Risks Relating to Our Business—Product defects and vehicle recalls could materially and adversely affect our business” and “Regulatory Overview—Regulations relating to the PRC Passenger Vehicle Industry—Automobile Recalls.”]

During the years ended September 30, 2023 and 2022, we were not affected by any recalls of passenger vehicles we sold.

SALES AND MARKETING

Our dealership stores are staffed with passenger vehicle sales professionals with strong communication skills and extensive sales experience. Through regular trainings, our sales staff have developed in-depth knowledge of the latest market trends and models and good capabilities of communicating with customers. To ensure the best shopping experience, our 4S dealership stores have dedicated sales professionals responsible for driving demonstration and technical consultations.

We market and promote our passenger vehicles through a variety of channels, such as marketing brochures and flyers, marketing event, new model shows, social media, television advertisement, short-video advertising, live demonstration, and our online sales platforms. Some of our marketing events are sponsored by automobile manufacturers, so that we are supported in our marketing effort with professionally designed sales strategy. For each brand, we usually negotiate with automobile manufacturers on the vehicle sales policy applicable for the year, such as pricing, customer benefit, sales discount, test driving policies. Based on the agreed sales policies, we, as the distributor, will enter into sales agreement with automobile manufacturers for the year, which provides yearly sales target.

CUSTOMER SERVICE

We are committed to providing quality customer service and support, which we believe is the key to cultivating long-term customer relationships and attracting new customers. We provide after sales services and other extensive customer services for all vehicles we sell, whether they are sold from our 4S dealership stores or through distributors.

Customer Relationship Management

We highly value our reputation among customers and potential customers, and the opinions of our customers determine our sales strategy and market focus. We have established a dedicated customer relationship department. To customize services for individual customers, we provide our customer relationship managers with access to our customer database that tracks their purchase patterns and preferences for services. We typically make courtesy calls to customers to remind them of their regular maintenance, expiry and renewal of insurance and automobile safety inspections and conduct satisfaction surveys after their initial purchase, maintenance and repair. We provide targeted training for our sales and customer relationship managers, so that they are able to provide our customer with consistently high-quality services.

OUR COMPETITIVE STRENGTHS

We are recognized as one of the top EV dealers in Hainan Province.

Provinces in China have set goals for promotion of EVs. As a pioneer, Hainan Province is the first province in China to set a phase-out date for pure combustion vehicles. In March 2019, Hainan government announced that it will ban the sale of combustion vehicles starting from 2030, and by that time, 45% of the vehicles in Hainan shall be electric. Leveraging the beneficial policy for EV promotion in Hainan Province, we strategically focus our operation on sales and services of EVs. We have a large market share in Hainan Province in terms of sales volume. According to the Hainan Bureau of Commerce which publishes statistics on vehicle sales, Qiangsheng Auto, one of our wholly-owned subsidiaries, was among the top 20 dealers in Hainan Province in terms of automobile sales in 2022, and Weilan Auto, a subsidiary of which we own 51% equity interest, was awarded by Hainan Automobile Circulation Industry Association (“HACIA”) as one of the top 10 dealers in Hainan Automobile Circulation Industry (Passenger Cars) in 2022.

In addition to sales of EVs, our 4S dealership stores also provide comprehensive automotive services, including (i) vehicle repair services, (ii) sale of spare parts and accessories, and (iii) maintenance services. As part of value-add services we provide to our customers, we also recommend and arrange financing and insurances for our customers in need. Our comprehensive and integrated scope of services enable us to provide satisfactory and one-stop experience for vehicle users.

Our 4S dealership stores have received accolades from automobile manufacturers, performance ranking organizations, and government authorities. Over the years, we received awards such as the “Top 10 National Sales in 2020” and “Top 5 National Sales in 2021” from the manufacturer of WM Motor, the “Top 20 Awards for Online Car Sales Ranking in 2020 And 2021” from the Hainan Provincial Department of Commerce, and the “Top 10 Dealers In Hainan Automobile Circulation Industry (Passenger Cars) In 2022” from the HACIA.

We have established strong, long-term relationships with many automobiles manufacturers

Since we opened our first 4S dealership store in 2016, we have established strong, long-term relationships with many automobile manufactures. Our first dealership store distributed the Chery New Energy brand, and thereafter and as of the date of this prospectus, we distributed mainly four new EV brands. Our existing dealership stores have established a strong track record of sales and have received numerous awards from automobile manufacturers, performance organizations, and government authorities for recognition of our business performance and quality of services, which has helped to strengthen our relationships with our existing manufacturer partners, as well as enhance our reputation for attracting new manufacturers.

We value the importance of good customer service and benefit from great review from our customers.

We have a dedicated customer relationship team that is in charge of targeted communication and promotional activities. Our customer relationship team reaches out to our customers with surveys, service hotline, and our service platform. By collecting feedbacks from our customers, we actively engage with customers, encourage customers to return for vehicle-related services and more new car purchases. By having active communications with customers, our customers are more likely to introduce friends and family to become our new customers. We also regularly review feedbacks from customers and use feedbacks as guidance book to continuously improve our services.

We maintain an established an online-offline hybrid sales model to effectively identify target customers and promote EVs.

For each EV brand, our sales and marketing team develop a customized sales and marketing plan based on the manufactures’ positioning of the products and our understanding of the Hainan market. We promote the vehicles with an “online-offline hybrid” sales model to effectively reach and engage our target customers. In our offline model, we strategically expand our customer base through physical storefronts and promote through major automotive exhibition conferences to harvest orders. On the online front, we collaborate with prominent domestic automotive platforms such as Autohome, Yiche.com, Dcar (dongchedi.com), and Toutiao, which are all well-known vehicle sales websites or information apps in China, to employ a cooperative approach for brand promotion. Our digital presence is further enhanced through new media operations on platforms like Douyin, a short-form video platform and Xiaohongshu, a social media and e-commerce platform, where we craft a matrix of marketing initiatives for each of our EV brands, creating an online customer acquisition channel. Additionally, we leverage a former customer base exceeding 100,000 individuals, and categorize them into distinct customer groups and direct them to specific brands. This segmentation allows us to introduce to a targeted audience new vehicle models and associated events, generating exposure and bolstering our local influence.

We have a seasoned senior management team supported by experienced sales and repair team.

We have a seasoned and stable senior management team, led by our Chairman CEO and CFO, Mr. Yuan Liu, with substantial experience and are well-regarded in the vehicle dealership industry in Hainan Province. Mr. Liu has over 27 years of experience in the 4S dealership industry and witnessed a series of developmental changes in this industry over the years. Mr. Liu currently also serves as the President of HACIA, Vice President of the Haikou City Federation of Industry and Commerce, and Vice President of Haikou Entrepreneurs Association.

In addition, we have experienced sales and repair staff. The majority of general managers at our 4S dealership stores have been promoted through the ranks internally. They have substantial experience in the management of 4S dealership stores and have a high degree of loyalty to us. On average, they have 12 years of experience in the PRC passenger vehicle dealership sector and have worked for us for more than 10 years. Our after-sales managers have an average of 13 years of experience in the PRC passenger vehicle dealership sector and have also worked for us for an average of 10 years. All our sales and repair staff accept regular training from vehicle manufacturers to provide standard and excelsior service experience to our customers.

OUR GROWTH STRATEGIES

Further expand our network in Hainan Province and other select fast-growing regions in China.

Our main growth strategy is to further expand our network in Hainan Province to strengthen our leading position in this growing market. According to the “14th Five-Year Plan for the Development of Public Services in Hainan” released by the Hainan local government, Hainan’s resident population is expected to reach 12.03 million in 2025, an increase of 17.14% from 2022, and will continue to grow in the future. We plan to utilize these significant growth opportunities to either open more dealership stores or acquire new distribution network in important strategic areas within the Hainan Free Trade Port, including in cities of Haikou, Yangpu, and Sanya. Leveraging our success story in Hainan Province, we also plan to gradually penetrate to other high-growth regions in southern China, where EV markets is growing fast, such as Guangdong, Guangxi, and Hunan provinces.

Expand our network overseas

Hainan Free Trade Port is viewed by Chinese government as an important regional port to link and facilitate economic ties with other countries and regions, including with New Zealand. Leveraging our existing connections with automobile manufacturers and our success stories in Hainan Province, we also plan to penetrate and provide automobile retail and comprehensive service to international market. We have been in contact with potential partners in New Zealand to establish a sales network. In addition to selling new vehicles, with the gradual implementation of Hainan’s policy of banning the sale of ICEVs, we plan to explore the possibility of selling used ICEVs to New Zealand market.

Build a Power Swap Station in Sanya City

As sales of EVs continue to grow in Hainan Province, we plan to start providing charging service in Hainan Province to serve our customers. In partnership with TLED, we are currently operating a charging station in Haikou City. As part of our strategy to provide more comprehensive service to our customers, we plan to build one power swap station in Sanya City, which will provide an ultimate and exclusive power service experience, taking only three minutes to swap a fully charged battery for an EV. We believe our strategy to provide charging service to our customers will give us the opportunity to become a strong participant for charging services in Hainan Province and power our subsequent revenue generation.

Provide more comprehensive automobile related services and products to increase loyalty of our customers

In addition to our traditional automobile retail business, we also provide repair services, sale of spare parts and accessories, maintenance services, as well vehicle related finance and insurance services. We also intend to further develop other value-add service offerings to car owners. We anticipate that as we expand our network in Hainan Province and other regions, we will be able to further promote our comprehensive services and products to our existing customers.

CUSTOMERS

Our customers mainly are individuals, and a small fraction of our customers are companies or governmental entities. For the years ended September 30, 2023 and 2022, no customer accounted for over 10% of the Company’s total revenues.

When placing orders, our customers are typically required to pay a deposit or advance, the amount of which primarily depends on the brands and models, and in most cases the balance due must be settled in cash or secured by an approved automobile financing loan before the automobile is collected by or delivered to the customer. The time required before we can deliver the automobile to the customer typically ranges from two to three weeks to, in extreme cases, two months depending on a number of factors, including primarily the current inventory level of the relevant dealership store and the availability of the specific model. We do not offer any credit to our individual customers for purchases of passenger vehicles. Customers must pay for out-of-warranty repairs. As agreed between certain insurance companies and us, we do not require payment from customers whose out-of-warranty repair costs are expected to be covered by a valid insurance policy and will instead seek reimbursement directly from the relevant insurance company. Such reimbursement claims are usually settled by such insurance companies within two to three months. Other insurance companies require their insurance policy holders to pay for our repair services first and then claim against them for the costs. We do not provide any credit term for out-of warranty repairs that are not covered by insurance.

KEY TERMS OF OUR DEALERSHIP AGREEMENTS

We entered into a dealership agreement for each of our four existing 4S dealership stores with the relevant manufacturer. Each 4S dealership store generally sells one brand of passenger vehicle and is typically only permitted to conduct sales within a designated region. The operations of each of our 4S dealership stores are governed primarily by its dealership agreement with the relevant manufacturer.

Under our dealership agreements, we are:

●	Prohibited from retailing passenger vehicle brands other than those authorized under the dealership agreement;

●	required to provide designated services to customers, including sale of new passenger vehicles and spare parts and after-sales services;

●	Required to pay certain guarantee payment;

●	allowed to sell spare parts that are not manufactured by the relevant manufacturer;

●	required to meet the layout and design standards for our 4S dealership stores and adopt relevant accounting and information technology systems designated by the manufacturer;

●	required to follow annual sales plans that are set by or pre-negotiated with the manufacturer; however, our dealership agreements typically do not provide any minimum purchase or sales requirements;

●	entitled to use the trade names, trademarks and other forms of branding, in a manner consistent with the standards set by the manufacturer, to promote the brand awareness of passenger vehicles sold through our 4S dealership stores;

●	responsible for arranging training for our employees; and

●	required to prepare and submit periodically financial, sales and market research reports to the relevant manufacturers.

Our dealership agreements are non-exclusive and typically have a term of three years, subject to renewal. Under these agreements, manufacturers may define and adjust the geographic coverage within which our 4S dealership stores operate as well as recommend price guidelines for new passenger vehicles and after-sales services. We are not subject to any minimum purchase requirements under these agreements, but if we meet certain minimum purchase requirements, the manufacturers would offer certain sales bonus. We are allowed to set retail price with reference to manufacturer’s suggested retail price (“MSRP”), with great discretion based on our judgment of the market. Moreover, manufacturers have the right to terminate our agreements by written notice for a variety of reasons, including, among other things, failure to rectify deficiencies, failure to abide by the agreements in any material aspect, unapproved business relationships with other automobile manufactures, loss of control over the site and facilities necessary for our operation of the dealership stores and unauthorized changes in our ownership or management structure that impair our ability to meet our contractual obligations.

VENDORS AND PROCUREMENT

Vendors

A predominant portion of our cost base relates to the purchase of passenger vehicles for our dealership business. Our top vendors are manufacturers of new passenger vehicles and spare parts. The chart below shows our top vendors based on our total purchase.

No.	Vendor	Proportion as of September 30, 2023	Proportion as of September 30, 2022
1	GAC Trumpchi Auto Sales Co., Ltd.	40.1%	31.0%
2	Zhejiang Geely Holding Group Automobile Sales Co., Ltd.	24.6%	32.1%
3	Great Wall Motor Company Limited, Chongqing Sales Branch	18.8%	-
4	Chongqing Haval Automobile Co., Ltd.	-	16.1%
Total		83.5%	79.2%

Procurement of New Passenger Vehicles, Spare Parts and Accessories

We procure new passenger vehicles, spare parts, and accessories directly from automobile manufacturers.

All of the passenger vehicles, spare parts, and accessories that we sell are purchased in the PRC. Since we do not import passenger vehicles from overseas directly, we are not required to pay any import or custom duties or tariffs for our passenger vehicles.

For spare parts and accessories, we estimate amounts needed based on sales data from each 4S dealership store, and prepare monthly procurement plan accordingly. Our purchasing team connect with automobile manufacturers to procure spare parts and accessories based on the monthly plan, and examine parts received once they are delivered. We are entitled to return passenger vehicles and spare parts with manufacturing defects to the suppliers. If the defects were caused during transport, we will usually claim damages from the logistics and transport companies.

INVENTORY MANAGEMENT

We actively monitor our inventories of passenger vehicles, spare parts and accessories at our dealership stores to ensure cost efficiency, quality control and timely distribution. Our average inventory turnover days were three months. We strive to maintain optimal inventory levels to meet customer demand while managing our working capital requirements to finance our inventories.

EMPLOYEES

We are committed to recruiting, training and retaining skilled and experienced people throughout our operations. We intend to achieve this by offering competitive remuneration packages as well as by focusing on training and career development.

As of September 30, 2023, 2022, and 2021, we had 157, 145 and 117 full-time employees, respectively. As of date of this prospectus, we had a total of 142 full-time employees. The following table sets forth the total number of our full-time employees by function:

Functions	Number of Employees
Executive Offices	3
Sales	73
Accounting	12
Customer Service	9
Marketing	5
After Sales	26
New Media	4
Insurance	4
Car Plate Management	4
General Administrative	2
Total	142

As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

INTELLECTUAL PROPERTY RIGHTS

Under a typical dealership agreement, we are entitled to use a manufacturer’s trade names, trademarks and other branding material in our promotional activities provided it is in a manner consistent with the standards set by the manufacturer. Apart from such right of use contained in dealership agreements, we do not own any patent or registered trademarks.

INSURANCE

We carry insurance covering risks, including loss, theft and damage of property, such as our fixed assets and inventories in most of our dealership stores, and losses due to fire, flood and a broad range of other natural disasters excluding earthquakes and tsunami. We do not carry liability insurance that extends coverage to all potential liabilities that may arise in the ordinary course of our business, nor do we maintain any insurance coverage for business interruption due to the limited coverage of any business interruption insurance in China. We consider our insurance coverage to be adequate and in line with industry practices in China.

For more information, see “Risk Factors—Risks Relating to Our Business— Our insurance coverage may not be adequate, which could expose us to significant costs and business disruption.”

FACILITY

Our headquarters and executive offices are located in No. 63-1, Nanhai Avenue, Longhua District, Haikou, Hainan province. We lease all our facilities and do not own any real property. The following table sets forth the location, approximate size, primary use, and lease term of our major leased facilities:

No.	Address	Approximate Size (Square Meters)	Primary Use	Lease Expiration Date
1.	Lingshan, Meilan District, Haikou	606	4S dealership store	September 30, 2028
2.	No.6 Nanhai Avenue, Xiuying District, Haikou	3,000	4S dealership store	June 1, 2028
3.	No.202 Nanhai Avenue, Xiuying District, Haikou	2,777.77	4S dealership store	April 30, 2030
4.	No.61 Nanhai Avenue, Longhua District, Haikou	1,365.53	4S dealership store	February 28, 2033

LEGAL PROCEEDINGS AND REGULATORY COMPLIANCE

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

INDUSTRY

The information that appears in this Industry Overview contains information and statistics on the industry in which we operate. We believe that the sources of information contained in this Industry Overview are appropriate sources for such information and have taken reasonable care in reproducing such information.

Overview of China’s EV Market and Overall Automotive Market

China is currently the world’s largest electric vehicles (EVs) market based on sales volume. According to Daxue Consulting, a market research and strategy consulting firm focusing on the Chinese market, sales of EVs in China have been growing dramatically, from $0.97 million in 2019 to $1.12 million in 2020, and $2.92 million in 2021. According to market research published by Canalys, a leading global technology market analyst firm, on March 15, 2023, China is by far the largest EV market, with 59% of global EV sales made in China in 2022, of a total of 5.9 million units. This represents 29% of all light vehicles sold in China, as compared to 15% of all light vehicles sold in China in 2021. As comparison, Europe is the second largest EV market, with a 26% share and 2.6 million units sold, and the US is accounts for 9% of global sales, with 920,000 EVs sold in 2022.

Source: Canalys

China’s EV market is in the stage of accelerated penetration, and the penetration rate has shown an accelerated upward trend since 2015. According to the China Association of Automobile Manufacturers (CAAM), in 2015, China’s total automobile sales were 24.6 million units, and total sales of EVs were 331,000 units, with a penetration rate of only 1.35%. By 2021 and 2022, the penetration rate of EVs in China had reached 13.4% and 25.6%, respectively. According to the data of the China Passenger Car Association (CPCA), the penetration rate of EV passenger cars is expected to reach 36% in 2023.

Sales volume of new energy vehicles (10,000 units) Permeability

Source： China Association of Automobile Manufacturers

Retail platforms in the Chinese automobile market

The dominant retail platform in the Chinese automobile market is the specialized automobile dealerships, known as the “4S dealership” where 4S refers to sales, spare parts, service and survey. Automakers generally enter into agreements with the dealers who run 4S dealerships, authorizing them to conduct marketing activities for specified automobile brands within a specified territory. Such agreements generally set forth the requirements with regard to sales and publicity formats, service standards, sales processes, and corporate identities.

Along with the rapid growth of vehicle sales, the number of 4S dealership stores in China has also increased significantly. According to data published by China Automobile Dealers Association, by the end of 2022, the number of 4S dealership stores in China was 33,594, with an annual store number growth rate of 6.3%. Among them, the main source of network growth is the expansion of Chinese domestic brands, especially EV 4S stores. In 2022, 3,738 new 4S stores were newly opened, with independent brands contributing most, while luxury brands such as BMW, Mercedes-Benz, and Audi showed only slight increased. Among the new dealership stores of Chinese domestic brands, brands such as BYD, Geely, Chery New Energy, and AION continued to expand their networks, while new brands such as Changan Deepal and AITO also demonstrated growth through the 4S dealership network.

EV Market in Hainan Province

Hainan Province is the first province in China to propose a timetable for “banning the sale of fuel vehicles” by 2030 after the official release of the “Clean Energy Vehicle Development Plan of Hainan Province” in 2019, and the first region in the country to propose clean energy targets and roadmaps for all vehicle segments. According to data published by Hainan New Energy Vehicle Promotion Center (HNNEVPC), a non-profit organization organized by Hainan Provincial Government, as of the end of 2023, Hainan had a permanent population of approximately 10.2 million, and the number of vehicles in the province was approximately 1.993 million, among which, approximately 293,000 were EVs. The number of vehicles owned per 1,000 persons was approximately 194. The percentage of EVs in the total number of vehicles owned was approximately 14.7%, which is about 2.5 times higher than the national average of 6%, ranking Hainan Province the second among all provincial regions in China in terms of EV ownership percentage. In 2023, approximately 103,400 EVs were sold in Hainan Province, exceeding the annual target of 70,000 EVs by 147%. The market penetration rate exceeded 50.8%, ranking the first among provincial-level regions in China. According to a report by Hainan Daily on October 21, 2022, the growth rate of EV ownership in Hainan Province in the first three quarters of 2022 steadily ranked first among all provincial regions in China.

Hainan is also the first island economy in the world to propose a region-wide clean energy vehicle development strategy. Hainan Province takes a comprehensive approach in the vehicle acquisition, infrastructure construction, parking, travel, after-market services, and other aspects, introducing nearly 30 supporting policy measures to build a EV full life cycle services. Hainan Province provides a comprehensive EV infrastructure to promote EV sales. As part of the national effort to build a platform to monitor and manage EVs, Hainan Province completed the development of its provincial-level EV data platform in 2022, which currently synchronizes data of approximately 300,000 EVs within the province. The data platform has the capability of synchronous monitoring and managing new energy vehicles, and can obtain the data related to the production, sales, purchase and service of EVs, providing data support for the R&D of EV models, industrial policy formulation, safety management, and financial subsidies to EVs provided by the government.

PRC REGULATION

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, the Ministry of Commerce, or MOFCOM, the National Development and Reform Commission, or NDRC, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was promulgated by the SCNPC on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013，October 26, 2018，and December 29, 2023. The December 29, 2023 revision, which will become effective on July 1, 2024, (i) improve the registered capital system, stipulating that the capital contribution subscribed by the shareholders of a limited liability company shall be paid in full within five years from the date of establishment of the company; (ii) strengthen the protection of shareholders’ rights; and (iii) strengthen the regulation of controlling shareholders and actual controllers. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List will replace the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serve as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2021 Negative List shall be classified as industries permitted for foreign investment. The negative List is subject to review and update by the PRC government from time to time. None of our businesses are on the 2021 Negative List. Therefore, the Company is able to conduct its business through its PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26,2019, the State Council promulgated Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest, which refers to the Catalogue of Industries for Guiding Foreign Investment (amended in 2017) (the “Catalogue”). Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue (the Special Administrative Measures for the Access of Foreign Investment specified in the Catalogue was replaced by the 2021 Negative List, and the Catalogue of Industries for Encouraged Foreign Investment specified in the Catalogue was replaced by the Catalogue of Industries for Encouraged Foreign Investment (2022 Version).

Regulation Relating to Wholly Foreign-owned Enterprises

The abovementioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the negative List. Since our current and planned business is not on the 2021 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to submission of information to and registration with certain PRC government authorities, including MOFCOM, SAMR, SAFE or their local counterparts. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE, or its local counterparts.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Measures for the Registration of Computer Software Copyright in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementing Regulations of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

Domain Names

In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”. The MIIT is in charge of the administration of PRC internet domain names and the domain name services follow a “first come, first file” principle.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, our PRC subsidiaries, as a foreign invested enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into effect March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect.

Under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, if documents and materials that, if leaked, will be detrimental to national security or public interest, are involved, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

As advised by our PRC legal counsel, King & Capital Law Firm, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the approval of the CSRC or the MOFCOM under the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the MOHRSS issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums and the Administrative Regulations on the Housing Provident Fund.

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined.

According to the Administrative Regulations on the Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship. Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the MOFCOM on April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days from the date of obtaining a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations Relating to the Recall of Defective Automobiles

On October 10, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and revised on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (“QSIQ”) on November 27, 2015 became effective on January 1, 2016, and revised on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the QSIQ. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

Regulations Relating to Auto Repair Business

Pursuant to the provisions of the Regulations on the Administration of Motor Vehicle Maintenance implemented by the PRC Ministry of Transport on August 1, 2005, and last amended on November 10, 2023, those who engage in motor vehicle maintenance and operation shall, after going through the relevant registration formalities with the market supervision and administration agency, file with the local county road transport administration agency for the record. Motor vehicle maintenance and operation shall be classified and recorded according to the type of maintenance model, service ability, and business items. Those who fail to make records according to regulations may be ordered to make corrections. Whoever refuses to make corrections may be fined not less than RMB 3,000 (approximately $471) but not more than RMB 10,000 (approximately $1,371).

Pursuant to the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, as adopted by the Standing Committee of the National People's Congress of the PRC on October 30, 1995, and last amended on April 29, 2020, entities that produce solid waste shall take measures to prevent environmental pollution. Entities that produce hazardous waste (i.e., solid waste with hazardous characteristics that is listed in the National List of Hazardous Waste) shall store, utilize, and dispose of hazardous waste in accordance with the relevant provisions of the state and the requirements of environmental protection standards. If an auto repair store with a business area of 5,000 square meters or more has body painting services, the auto repair shop shall get a pollutant discharge permit. Otherwise, the competent authorities may order them to make corrections, impose a fine not less than RMB 100,000 (approximately $13,706) and not more than RMB 1 million (approximately $137,061), and confiscate their illegal gains. Each of our dealership stores takes up an area less than 5,000 square meters.

Regulations Relating to Product Liability

Pursuant to the Product Quality Law of PRC promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, it is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the manufacturer   or the seller of the product. Manufacturers   and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Regulations Relating to Consumer Rights Protection

The PRC consumer Rights and Interests Protection Law, or consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value Added Tax

The PRC Provisional Regulations on Value Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value Added Tax, according to which for general VAT payers’ sales activities or imports that are subject to VAT at a current applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively, from April 1, 2019.

Regulations Relating to Leasing Property

Pursuant to the Law of the People’s Republic of China on the Administration of the Urban Real Estate, promulgated by the SCNPC on July 5, 1994 and last amended on August 26, 2019 and effective on January 1, 2020, in the lease of a house, the leaser and the lessee shall conclude a written lease contract defining such matters as the term, purpose and price of the lease, liability for repair, as well as other rights and obligations of both parties. They shall register the lease contract with the department of housing administration for the record. Pursuant to the Administrative Measures on Commodity Housing Leasing, issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and became effective on February 1, 2011, without the mentioned registration above, the leaser and the lessee may be imposed a fine by the development (real estate) department.

Government Policies Relating to New Energy Vehicles

Notice of the General Office of the State Council on Issuing the Development Plan for the New energy Automobile Industry (2021-2035) was ratified by the State Council in October 2020, which aimed at encouraging and supporting the development of the new energy industry through a series of measures, hoping that by 2025, China’s new energy vehicle market competitiveness can be significantly enhanced, key technologies such as power batteries, drive motors, and vehicle operating systems have made major breakthroughs, and the safety level has been comprehensively improved.

The 14th Five-Year Plan was ratified by the National People’s Congress in March 2021 to guide the development of the economy of China over the next five years. China will focus on the new generation of new energy vehicles and other emerging industries of strategic importance, and accelerate the innovation and application of core technologies in key fields to enhance the country’s capacity of ensuring supply of productive factors and foster new drivers for industrial development. The 14th Five-Year Plan targets the new energy vehicle industry as a strategic emerging industry.

Exemption of Vehicle Purchase Tax

On June 19, 2023, the Ministry of Industry and Information Technology of the General Administration of Taxation of the Ministry of Finance issued the Announcement on the Continuation and Optimization of the Purchase Tax Reduction and Exemption Policy for New Energy Vehicles. In order to support the development of the new energy vehicle industry and promote automobile consumption, new energy vehicles purchased between January 1, 2024 and December 31, 2025 are exempted from the vehicle purchase tax. Among them, the tax allowance for each new energy passenger car does not exceed 30,000 yuan; New energy vehicles purchased between January 1, 2026 and December 31, 2027 shall be subject to vehicle purchase tax halved, of which the tax reduction for each new energy passenger vehicle shall not exceed 15,000 yuan. The purchase date shall be determined according to the issuance date of valid documents such as the uniform invoice for motor vehicle sales or the special payment letter for customs duties.

Non-imposition of Vehicle and Vessel Tax

On July 10, 2018, the Ministry of Finance, General Administration of Taxation, Ministry of Industry and Information Technology, Ministry of Transport issued the Notice on the Preferential Policy of Vehicle and Vessel Tax for energy-saving and New energy Vehicles, which stipulates that the state shall levy vehicle and vessel tax in half on energy-saving vehicles. New energy vehicles and vessels are exempt from vehicle and vessel tax.

New Energy Vehicle License Plate

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for purchasers of NEVs   to obtain automobile license plates.

Government Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

On January 10, 2022, the National Development and Reform Commission and other departments issued the “Implementation Opinions on Further Improving the Service Support Capability of Electric Vehicle Charging Infrastructure”. According to these Opinions, in order to support the development of the new energy vehicle industry, break through the bottleneck of the development of charging infrastructure, promote the construction of a new power system, and help achieve the goal of carbon neutrality and carbon peak, a point in time in which carbon dioxide emissions stop growing and will shrink in each following year, until it reaches safe emissions levels, it is necessary to accelerate the construction and installation of charging facilities in residential communities, improve the capacity of charging and replacing power in urban and rural areas, optimize the construction and layout of urban public charging networks, and strengthen the layout of charging networks in counties and towns. By the end of the “14th Five-Year Plan”, China’s   EV charging support capacity should be further improved to form a moderately advanced, balanced, intelligent and efficient charging infrastructure system that can meet the charging needs of more than 20 million EVs.

On May 14, 2023, the National Development and Reform Commission and the National Energy Administration have formulated the Implementation Opinions on Accelerating the Construction of Charging Infrastructure to Better Support New Energy Vehicles to the Countryside and Rural Revitalization, which stipulates that the construction of centralized public charging stations should be rationally promoted. Priority is given to the allocation of public charging facilities in county and township enterprises and institutions, commercial buildings, transportation hubs (terminals), service areas (stations) along highways and other places, and support the purchase and use of new energy vehicles in rural areas by providing various guarantees and encouragement measures.

On June 8, 2023, The General Office of the State Council issued the Guiding Opinions on Further Building a High-Quality Charging Infrastructure System, stating that by 2030, a high-quality charging infrastructure system with extensive coverage, moderate scale, reasonable structure and perfect functions will be basically completed, which will effectively support the development of the new energy vehicle industry and effectively meet the people’s travel charging needs.

MANAGEMENT

The following individuals are members of the board of directors and management of the Company.

Name	Age	Position(s)
Yuan Liu	55	Chief Executive Officer, Chief Financial Officer, Chairman and Director
Daohong Tan	64	Chief Operating Officer
Guoan Hu	52	Director Nominee*
Yifu Fu	41	Independent Director Nominee*
Zhaolong Yan	45	Independent Director Nominee*
Chunyi Luo	54	Independent Director Nominee*

*	The appointment onto the board of directors as well as each of the committees of the board will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Mr. Yuan Liu has been serving as our director, Chairman of the board of directors, and Chief Executive Officer since February 15, 2023, and Chief Financial Officer since March 22, 2024. Mr. Liu has been serving as Chairman of our operating subsidiary, Hainan Aochuang, since November 2022. He has been serving as Chairman of Hainan Aochuang Holding Group Co., Ltd. since December 2013 and Hainan Chuangyi Automobile Sales and Service Co., Ltd. since December 2003. Mr. Liu served as the deputy general manager of Hainan Zhonglianxin Automobile Trading Co., Ltd. from September 1998 to November 2003. Mr. Liu holds a bachelor degree with a major in marketing from Xi’an Technological University and an MBA degree with a major in marketing from Brest Business School in France. We believe that Mr. Liu is qualified to serve as our director because of his experience in the automotive industry and his extensive knowledge of the Company.

Mr. Daohong Tan has been serving as our Chief Operating Officer since February 1, 2024. Mr. Tan served as the general manager of Hyundai Mobis from 2018 to 2020. Mr. Tan also served as the general manger from 2017 to 2018, and other various positions, of Hyundai Motor China Investment Company from 2000 to 2017. Mr. Tan holds a bachelor degree with a major in business management from Korea University.

Mr. Guoan Hu is a director nominee and will serve as a director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Hu has been serving as Chairman of the following companies: Zhongtian Hongxin (Hainan) Cross-border E-Commerce Co., Ltd. since 2023, Hainan Huihaoxin Investment Co., Ltd. since 2018, Hainan Huihaoxin Asset Management Co., Ltd. since 2015, Hainan Huihaoxin International Trade Co., Ltd. since 2012, Hainan Runde Investment Co., Ltd. Mr. Hu has also been serving as the honorary president of Hainan Liaoshen Chamber of Commerce since 2023 and Director of Hainan Commodity Trading Center since 2012. Mr. Hu holds a bachelor degree with a major in finance from Dongbei University of Finance and Economics in China. We believe that Mr. Hu is qualified to serve as our director because of his experience in the automotive industry and in executive and operational management.

Mr. Yifu Fu is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Fu has been serving as the regional financial manager of Seres Co., Ltd. since 2023. He was also a partner of HuNan ZhenBang Certified Public Accountants’ Firm from 2021 to 2023, and served as the chief financial officer and director of auto finance division of Wuhan Taihe Xunjie Business Co., Ltd., from 2019 to 2021 and a regional director of Dongfeng Peugeot Citroën Auto Finance Co., Ltd. from 2006 to 2019. Mr. Fu is also an MBA mentor of the International Business School of Shaanxi Normal University, a think tank expert of China Academy of Management Sciences, and the vice president of Guangzhou New Energy Vehicle Association. Mr. Fu holds a bachelor degree with a major in communications engineering from the PLA Information Engineering University in China, and an MBA degree from Shaanxi Normal University in China. We believe that Mr. Fu is qualified to serve as our director because of his extensive experience in accounting and finance.

Mr. Zhaolong Yan is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Yan has been serving as the general manager of automotive division of Kandi Electric Vehicle Group since 2022. He was also the general manager of sales of Geely Maple Leaf Auto Sales Co., Ltd. from 2019 to 2022, and served as the general manager of sales of Geely Group Jihekang Electric Vehicle Sales Co., Ltd., from 2018 to 2019. Mr. Yan also served as the deputy general manager of Chongqing Lifan Automobile Co., Ltd. from 2006 to 2014, and the overseas director of Zhejiang Lingtian Automobile Co., Ltd. from 2000 to 2005 Mr. Yan graduated from Ningbo City College of Vocational Technology in China with a major in accounting in July 2023, and graduated from Sichuan Institute of Technology in China with a major in marketing in June 1999. We believe that Mr. Yan is qualified to serve as our director because of his experience in the automotive industry and his experience in executive management.

Mr. Chunyi Luo is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Luo has been serving as the vice general manager of Hainan Wensheng Zirconium and Titanium Industrial Co., Ltd. since March 2023. He also served as the executive director and Chief Executive Officer of China Pioneer Pharmaceutical Holdings Co., Ltd., from 2019 to 2022, and the branch bank manager of Shenzhen Development Bank Haikou Branch from 1995 to 2012. Mr. Luo holds a bachelor degree with a major in law from Hainan University in China. We believe that Mr. Luo is qualified to serve as our director because of his experience in executive management.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors have determined that each of our three independent director nominees satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors, which currently consists of Yuan Liu will also consist of one additional director and three independent directors whose appointments will be effective as of the effectiveness of the registration statement of which this prospectus forms a part, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part: an audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Chunyi Luo, Yifu Fu and Zhaolong Yan . Chunyi Luo will be the chairman of our audit committee. We have determined that each of Chunyi Luo, Yifu Fu and Zhaolong Yan will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Chunyi Luo qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Yifu Fu, Zhaolong Yan and Chunyi Luo. Yifu Fu will be the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Zhaolong Yan, Yifu Fu and Chunyi Luo. Zhaolong Yan will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board [has adopted] a code of business conduct and ethics that applies to our directors, officers and employees.

Clawback Policy

Our board [has adopted] a clawback policy which requires the Company to recover executive compensation previously awarded erroneously to its current or former executive officers.

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we currently intend to voluntarily follow all Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, we may in the future choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from the requirement that a majority of our board of directors consists of independent directors.

●	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).

●	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).

●	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

●	Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees and from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

●	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Furthermore, as a “controlled company” as defined under Nasdaq Marketplace Rule 5615(c), we are permitted to elect not to comply with certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

For the fiscal year ended September 30, 2023, we paid an aggregate of RMB 280,000 (approximately $39,000), which is the total amount of base salary plus bonus, in cash to our executive officers. The Company has not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Employment Agreements and Indemnification Agreements

We entered into one-year employment agreements with [    ] as CEO on [date], and [    ] as CFO on [date]. Pursuant to their respective employment agreements, we agreed to pay to each of them a monthly remuneration of $[    ]. Each of the employment agreement will be renewed automatically for additional one (1) year terms if neither the Company nor the executive officer provides a notice of termination of the employment to the other party within thirty (30) days prior to the expiration of the applicable term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the convictions or pleads guilty to certain criminal offenses, gross negligence, dishonesty, willful misconducts or willful disobedience of a lawful directive of the board. We may also terminate the employment without cause, at any time, upon thirty (30) days’ prior written notice to the executive officers. An executive officer may terminate his or her employment at any time with a thirty (30) days’ written notice for certain good reasons. Each executive has agreed at all times during the term of the employment and after its termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for twelve (12) months following termination of the employment. In addition, the executive officers are also eligible for cash bonus and equity incentives, as determined by the board.

In addition, we have also entered into an indemnification agreement with each of our directors and executive officers, pursuant to which we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors

For the fiscal year ended September 30, 2023, we did not compensate our directors.

PRINCIPAL SHAREHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our Ordinary Shares and as adjusted to reflect the sale of the Ordinary Shares offered by us in our initial public offering, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this prospectus. Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this prospectus, there were no Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of beneficial ownership owned prior to the Offering is based on 34,000,000 Ordinary Shares outstanding as of the date of this prospectus. Except as otherwise set forth in the footnotes to the table below, the percentage of beneficial ownership owned after the Offering is based on [ ] Ordinary Shares outstanding, assuming the full exercise of the over-allotment option by the underwriters.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Asia Leading Chambers, P. O. Box 986, Road Town, Tortola, British Virgin Islands.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
	Ordinary Shares		Ordinary Shares
Name and Address of Beneficial Owner	Shares	%	Shares	%

Directors and Executive Officers
Yuan Liu (1)	34,000,000	100%	—	—%
Daohong Tan	—	—%	—	—%
Guoan Hu	—	—%	—	—%
Yifu Fu	—	—%	—	—%
Zhaolong Yan	—	—%	—	—%
Chunyi Luo	—	—%	—	—%
All directors and executive officers as a group (seven persons)	34,000,000	100%
5% Beneficial Owner
DaMei Holdings, Ltd.(1)	15,810,000	46.5%
HuiHaoXin Investment Holdings Ltd.(1)	10,540,000	31.0%

(1)	Includes 34,000,000 Ordinary Shares in aggregate held by Mr. Yuan Liu via the following companies, in each of which Mr. Liu holds 100% equity interest and is the sole director with voting, dispositive or investment powers:

a.	15,810,000 Ordinary Shares via DaMei Holdings, Ltd., a company incorporated under British Virgin Islands laws;

b.	10,540,000 Ordinary Shares via HuiHaoXin Investment Holdings Ltd., a company incorporated under British Virgin Islands laws;

c.	1,530,000 Ordinary Shares via YuanMuChun Investment Ltd., a company incorporated under British Virgin Islands laws;

d.	1,530,000 Ordinary Shares via ZhongLianXin Investment Ltd., a company incorporated under British Virgin Islands laws;

e.	1,530,000 Ordinary Shares via ShiLai Investment Ltd., a company incorporated under British Virgin Islands laws;

f.	1,530,000 Ordinary Shares via MuCheng Investment Ltd., a company incorporated under British Virgin Islands laws; and

g.	1,530,000 Ordinary Shares via QiGe Investment Ltd., a company incorporated under British Virgin Islands laws.

None of our outstanding Ordinary Shares are held in the United States. None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

A related party is defined as any person who is or was (since the beginning of the last three fiscal years, even if such person does not presently serve in that role) (a) an enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company; (b) an associate, which is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company; (c) an individual owning, directly or indirectly, more than 10% of any class of the Company’s voting securities, and immediate family members of such individual; (d) an executive officer, director or nominee for director of the Company and immediate family members of such individual; and (e) an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence (which includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company).

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this prospectus.

Material Transactions with Related Parties

The following is a list of related parties which the Company has transactions with:

Related party name	Relationship
Yuan Liu	100% owner of Aochuan Cayman
Sali Qiang	Spouse of Yuan Liu
Hewei Qiang	Family of Sali Qiang
Yanjun Wang	Family of Yuan Liu
Yuxiao Peng	Noncontrolling shareholder of a subsidiary
Fuxing Peng	Family of Yuxiao Peng
Yuxia Wang	Spouse of Peng Fuxing
Faxing Peng	Family of Yuxiao Peng
Qiangxing Peng	Family of Yuxiao Peng
Hainan Chuangyi Auto Sales & Service Co.	An entity controlled by Yuan Liu
Haikou Zhichen Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Aochuang Zhida Auto Sales & Service Co.	An entity Yuan Liu
Hainan Meiliyuan Auto Service Co.	An entity controlled by Yuan Liu
Hainan Fengya Auto Sales & Service Co.	An entity controlled by Yuan Liu
Haikou Baiyunxiang Advertising Media Co.	An entity controlled by Yuan Liu
Hainan Baoli Auto Sales & Service Co.	An entity controlled by Yanjun Wang
Sanya Chuangzhixing Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Shangcheng Auto Sales & Service Co.	An entity controlled by Hewei Qiang
Hainan Aochuang Holding Group Co.	An entity controlled by Yuan Liu
Hainan Greyhound Network Technology Co.	Yuan Liu is a minority shareholder
Hainan Aotong Auto Insurance Agency Co.	An entity controlled by Yuan Liu
Hainan Little Donkey Auto Service Co.	An entity controlled by Yuan Liu
Hainan Aochuang Star Auto Sales & Service Co.	An entity controlled by Yuan Liu
Haikou Zhixing Aochuang Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Hanlong Baonuo Auto Sales Co.	An entity controlled by Yuan Liu
Hainan Aochuang Yuantong Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Yichuang Ronghui Investment Service Co.	An entity controlled by Yuan Liu
Hainan Wanshida Auto Sales & Service Co.	An entity controlled by Fuxing Peng
Haikou Jinhongcheng Taxi Co.	An entity controlled by Qiangxing Peng
Hainan Chuangyi Auto Sales & Service Co.	An entity controlled by Yuan Liu
Qingdao Weiwo Auto Sales Co.	An entity controlled by Faxing Peng
Hainan Huaren Auto Service Co.	An entity controlled by Yuan Liu
Hainan Luhua Auto Sales & Service Co.	Yuan Liu served as director
Sanya Chuangyuan Auto Sales & Service Co.	An entity controlled by Yuan Liu
Sanya Wanshida Auto Sales & Service Co.	An entity controlled by Faxing Peng
Sanya Chuangwei Auto Sales & Service Co.	Yuan Liu is a minority shareholder
Sanya Yaxing Auto Sales & Service Co.	An entity controlled by Yuan Liu

1) Related party balances

Due from related party consists of the following:

	September 30,
Related party name	2023	2022
Hainan Chuangyi Auto Sales & Service Co.*(1)	$2,286,624	$1,632,007
Hainan Wanshida Auto Sales & Service Co. (1)	1,041,912	840,019
Hainan Aochuang Yuantong Auto Sales & Service Co.(1)	530,688	172,080
Qingdao Weiwo Auto Sales Co.(1)	479,715	-
Hainan Fengya Auto Sales & Service Co.	141,044	-
Haikou Zhichen Auto Sales & Service Co.	111,812	111,950
Hainan Baoli Auto Sales & Service Co.	60,548	358,166
Hainan Aochuang Zhida Auto Sales & Service Co.	39,836	34,918
Hainan Aotong Auto Insurance Agency Co.	34,353	13,361
Hainan Aochuang Star Auto Sales & Service Co.	27,714	-
Haikou Zhixing Aochuang Auto Sales & Service Co.	16,188	-
Hainan Huaren Auto Service Co.	12,352	12,919
Hainan Shangcheng Auto Sales & Service Co.	10,698	6,067
Hainan Meiliyuan Auto Service Co.	9,624	9,801
Hainan Luhua Auto Sales & Service Co.	4,661	-
Hainan Little Donkey Auto Service Co.	2,927	12,424
Sanya Chuangyuan Auto Sales & Service Co.	822	240
Hainan Yichuang Ronghui Investment Service Co.	274	281
Haikou Jinhongcheng Taxi Co.	137	-
Hainan Greyhound Network Technology Co.	136	31,461
Hainan Aochuang Holding Group Co.	-	140,578
Sanya Wanshida Auto Sales & Service Co.	-	7,946
Sanya Chuangwei Auto Sales & Service Co.	-	9,209
	$4,812,065	$3,393,427

*	There are approximately $1,617,000 and $792,000 are loans to the related party with interest rate 3.60% to 3.85%.

(1)	Fully collected subsequently.

The remaining due from related party balance above are all due on demand interest free operating advance.

Due to related parties consists of the following:

	September 30,
	2023	2022
Hainan Chuangyi Auto Sales & Service Co.	$439,077	$499,041
Haikou Zhichen Auto Sales & Service Co.	351,266	1,117,390
Hainan Aochuang Zhida Auto Sales & Service Co.	285,841	12,298
Hainan Meiliyuan Auto Service Co.	179,162	393,547
Hainan Fengya Auto Sales & Service Co.	29,641	87,786
Haikou Baiyunxiang Advertising Media Co.	58,362	-
Hainan Baoli Auto Sales & Service Co.	49,774	51,806
Sanya Chuangzhixing Auto Sales & Service Co.	38,734	-
Hainan Shangcheng Auto Sales & Service Co.	30,880	54,284
Hainan Aochuang Holding Group Co.	9,315	33,756
Hainan Greyhound Network Technology Co.	8,791	4,916
Hainan Aotong Auto Insurance Agency Co.	4,231	247,506
Hainan Little Donkey Auto Service Co.	3,601	950
Hainan Aochuang Star Auto Sales & Service Co.	7,932	-
Haikou Zhixing Aochuang Auto Sales & Service Co.	2,695	1,220
Hainan Hanlong Baonuo Auto Sales Co.	2,436	1,667
Hainan Aochuang Yuantong Auto Sales & Service Co.	385	70
Peng Qiangxing	-	732,411
Total	$1,502,123	$3,238,648

The above are all due on demand interest free operating advance.

3) Guarantees

The following are guarantees for several bank loans of the Company made by certain related parties:

Bank name	Start date	Due date	Interest rate	Collateral	Third party Guarantee	Related party Guarantee*	September 30, 2023	September 30, 2022
Guangzhou Auto Finance Co./Guangzhou Automobile Group Finance Co.	12/20/2019	6/30/2024	Float	Inventory approximately $4,671,000		Yuan Liu, Sali Qiang,	$5,242,777	$1,754,155
China Postal Savings Bank Co.	6/24/2022	6/23/2023	3.85%	Inventory approximately $4,671,000	Haikou Financing Guarantee Co., Ltd.	Yuan Liu, Sali Qiang,	-	1,405,778
Haikou World Trade Sub-branch of China Postal Savings Bank Co.	8/22/2023	8/21/2025	3.60%	Inventory approximately $4,671,000		Yuan Liu, Sali Qiang,	1,370,614	-
Chery Huiyin Automobile Finance Co.	3/1/2020	9/22/2024	8.00%	Inventory approximately $1,196,000		Yuan Liu	1,198,302	760,283
Reeford Auto Finance Co.	7/1/2021	12/1/2022	7.20%	Inventory approximately $1,196,000		Yuan Liu, Yanjun Wang	-	35,791
Bank of China-Haide Road Sub-branch	3/18/2021	3/18/2022	3.85%	Yuxia Wang’s real property		Qiangxing Peng; Fuxing Peng, Yanjun Wang	-	-
Bank of China-Haide Road Sub-branch	6/21/2022	6/21/2023	3.95%	Yuxia Wang’s real property		Qiangxing Peng; Fuxing Peng, Yanjun Wang	-	702,889
Bank of China-Haide Road Sub-branch	2/23/2022	2/23/2023	3.70%	Yuxia Wang’s real property		Qiangxing Peng; Fuxing Peng, Yanjun Wang	-	702,889
Haikou Road branch of Bank of China Limited	2/27/2023	2/27/2024	3.90%	Yuxia Wang’s real property		Qiangxing Peng ;Yuan Liu ;Yuxiao Peng ;Yuxia Wang ;	685,307	-
Haikou Road branch of Bank of China Limited	5/23/2023	5/23/2024	3.80%	Yuxia Wang’s real property		Qiangxing Peng ;Yuan Liu ;Yuxiao Peng ;Yuxia Wang ;	685,307	-
Haikou Branch of China Postal Savings Bank Co.	6/30/2023	6/29/2024	3.70%	Sali Qiang’s real property		Yuan Liu, Sali Qiang,	685,307	-
Haikou Branch of China Postal Savings Bank Co.	6/29/2023	6/28/2024	3.70%	Sali Qiang’s real property		Yuan Liu, Sali Qiang,	685,307	-
Total							$10,552,921	$5,361,785

2) Related party transactions

	Year ended September 30,		Year ended September 30,		Year ended September 30,		Year ended September 30,
	Products or service purchase from related party		Revenue from related party		Lease from related party		Lease to related party
Related party name	2023	2022	2023	2022	2023	2022	2023	2022
Hainan Meiliyuan Auto Service Co.	$-	$-	$-	$-	$-	-	$-	$4,433
Hainan Shangcheng Auto Sales & Service Co.	6,463	1,445	468	2,059	-	19,966	-	-
Hainan Fengya Auto Sales & Service Co.	96,956	191,318	10,346	-	48,840	54,935	-	-
Hainan Baoli Auto Sales & Service Co.	14,878	13,987	398	571	9,924	-	62,852	51,217
Hainan Chuangyi Auto Sales & Service Co.	130,994	141,466	5,560	2,556	119,571	157,177	-	-
Hainan Aochuang Holding Group Co.	4,043	4,731	-	-	-	-	-	-
Hainan Aochuang Yuantong Auto Sales & Service Co.	3,734	551	-	53	-	4,603	-	-
Hainan Aotong Auto Insurance Agency Co.	2,462	1,831	-	-	-	-	-	-
Hainan Little Donkey Auto Service Co.	714	2,325	-	1,427	-	-	5,104	-
Hainan Hanlong Baonuo Auto Sales Co.	1,081	130	-	-	-	-	-	-
Hainan Greyhound Network Technology Co.	48,818	8,876	4,652	-	-	-	-	-
Haikou Zhichen Auto Sales & Service Co.	542,116	588,683	7,547	17,123	35,771	-	5,436	14,370
Hainan Wanshida Auto Sales & Service Co.	15,241	-	87,207	-	48,151	51,826
Haikou Zhixing Aochuang Auto Sales & Service Co.	537	-	-	-	-	-	-	-
Hainan Aochuang Zhida Auto Sales & Service Co.	255	-	485	-	-	-	4,302	3,510
Sanya Chuangzhixing Auto Sales & Service Co.	59,233	-	-	9,439	-	-	-	-
Hainan Aochuang Holding Group Co.	138	-	-	-	-	-	-	-
Hainan Aochuang Star Auto Sales & Service Co.	227	-	-	-	-	-	-	-
Total	$927,890	$955,343	$116,663	$33,228	$262,257	$288,507	$77,694	$73,530

ROU assets and operating lease liabilities recognized from related party under ASC 842

	September 30, 2023			Lease expense
	ROU	Operating lease liabilities		recognized under
	Assets	Current	Non-current	ASC 842
Hainan Fengya Auto Sales & Service Co.	$139,276	$115,115	$89,482	$70,453
Hainan Chuangyi Auto Sales & Service Co.	$850,540	$193,744	$733,006	$105,770
Hainan Wanshida Automobile Sales & Service Co.	$199,762	$39,794	$148,331	$48,151

Employment Agreements

See “Executive Compensation—Employment Agreements and Indemnification Agreements”.

Compensation of Directors and Officers

See “Executive Compensation—Employment Agreements and Indemnification Agreements”.

Share Issuances

Name of Purchaser	Date of Issuance	Number of Shares	Consideration
Quality Corporate Services Ltd. (1)	February 15, 2023	1	$0.0001
DaMei Holdings, Ltd. (2)	February 15, 2023	33,999,999	$3,399.9999

(1)	On February 15, 2023, Quality Corporate Services Ltd. transferred 1 ordinary share of the Company to DaMei Holdings, Ltd.

(2)	On September 22, 2023, DaMei Holdings, Ltd. transferred 10,540,000, 1,530,000, 1,530,000, 1,530,000, 1,530,000, and 1,530,000 ordinary shares, respectively, to HuiHaoXin Investment Holdings Ltd., YuanMuChun Investment Ltd., ZhongLianXin Investment Ltd., ShiLai Investment Ltd., MuCheng Investment Ltd. and QiGe Investment Ltd. Mr. Liu holds 100% equity interest in and is the sole director with voting, dispositive or investment powers of each of the foregoing companies.

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee, upon the effectiveness of the registration statement of which this prospectus forms a part, which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum of association (“Memorandum”) and articles of association (“Articles”), as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of the prospectus, the authorized share capital of the Company is USD$50,000, divided into 500,000,000 Ordinary Shares, par value USD$0.0001 each. As of the date of this prospectus, 34,000,000 Ordinary Shares are issued and outstanding. Immediately upon the completion of the Offering assuming no exercise of the over-allotment option by the underwriters, there will be [ ] Ordinary Shares (which will be [ ] Ordinary Shares assuming the full exercise of the over-allotment option).

As of the date of the prospectus, we have not granted any options to purchase our ordinary shares.

Our Memorandum and Articles

The following are summaries of material provisions of our amended and restated Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our ordinary shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects of Our Company. Under our Memorandum and Articles, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our Memorandum and Articles. Our Articles provide that our board of directors may pay interim dividends or declare final dividends in accordance with the respective rights of the shareholders if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid. In addition, our shareholders may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders, but no dividend may exceed the amount recommended by our directors.

Voting Rights. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll which shall be taken at such time and in such manner as the Chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting.

No business shall be transacted at any general meeting unless a quorum of members is present in person or by proxy; if the Company has only one member, that member; or if the Company has more than one member, two members. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of at least two-thirds of such members as, being entitled to do so, vote in person or by proxy at a general meeting.

Election of directors. Directors may be appointed by an ordinary resolution of our shareholders or by a resolution of the directors of the Company, in the case of the letter, either to fill a casual vacancy or as an addition to the existing directors.

Meetings of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director for more than one director, shall be entitled to a separate vote in right of each director for whom he has been appointed as an alternate. A director who also acts as an alternate director shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his, its or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Shares whether or not it is fully paid up to the total consideration paid for such shares.

If our directors refuse to register a transfer, they shall, within one months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended for more than 30 days in any calendar year as our board may determine.

Winding-Up/Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), a liquidator may be appointed to determine how to distribute the assets among the holders of the Ordinary Shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately; a similar basis will be employed if the assets are more than sufficient to repay the whole of the capital at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares. The Companies Act and our amended and restated articles of association permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our amended and restated memorandum and articles of association and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share capital account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, subject to certain conditions, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the amended and restated memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares. The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue. We may from time to time by resolution of shareholders:

●	increase the authorized share capital of our Company;

●	subdivide our shares into shares of an amount smaller than that fixed by the Memorandum of Association; and

●	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

●	cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Issuance of Additional Shares. Our Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional shares may dilute the voting power of holders of Ordinary Shares. However, our Memorandum provides for authorized share capital comprising Ordinary Shares and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in the Memorandum and Articles relating to variations to rights of shares.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise:

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Preferred Shares

As at the date of this prospectus, we have not issued any preferred shares.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. The directors may call a general meeting at any time. At least seven clear days’ notice of an annual general meeting or any other general meeting must be given to the shareholders. But a meeting may be convened on shorter notice with the consent of the shareholders who collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles provide that our directors must call a general meeting if there is a requisition in writing given by shareholders who together hold at least 10% of the rights to vote at such general meeting. Should the directors fail to call a general meeting within 21 clear days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period. The requisition must specify the purpose of the meeting; be signed by or on behalf of each requisitioner; and be delivered in accordance with the notice provisions in our Articles. Otherwise, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before any general meetings not called by such shareholders.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	an exempted company may not issue negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiaries or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Those provisions provide that if a majority in number representing 75% in value of the creditors or class of creditors (as the case may be) present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Grand Court of the Cayman Islands, be binding on all the creditors or the class of creditors, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company. Alternatively, if 75% in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Grand Court of the Cayman Islands, be binding on all the members or the class of members, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of our directors and officers for costs, charges, expenses, losses, or damages incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that, on the requisition of any shareholders who hold not less than 10 percent of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested, our board of directors shall convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, any of our directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Memorandum and Articles may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our Memorandum and Articles, our board of directors is empowered to issue or allot shares or grant options over or otherwise deal with any unissued shares of the Company to such persons, at such times and on such terms and conditions as they may decide. Our board of directors may so deal with the unissued shares of the Company with or without preferred, deferred or other special rights or restrictions.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, [ ] Ordinary Shares will be outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of Ordinary Shares in the public market could adversely affect prevailing market prices of the Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares. While we intend to list the Ordinary Shares on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

We, our directors, officers and any holder of five percent (5%) or more of the Company’s outstanding Ordinary Shares (and all holders of securities exercisable for or convertible into our Ordinary Shares) are expected to enter into lock-up agreements with the underwriter to agree not to sell, transfer or dispose of any Ordinary Shares or securities exercisable for or convertible into Ordinary Shares, without the underwriter’s prior written consent, for a period of 180 days from the closing of the offering. See “Underwriting—Lock-up Agreements.”

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

●	1% of the then outstanding Ordinary Shares, which will equal approximately Ordinary Shares immediately after this offering; or

●	the average weekly trading volume of our Ordinary Shares on the Nasdaq Capital Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares except those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the PRC EIT Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. We will continue to monitor our tax status. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” on page 44 of this prospectus.

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to person in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperative;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC for our current taxable year under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If you hold Ordinary Shares in any taxable year in which we are a PFIC (regardless of whether you make a mark-to-market election as described above), you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete U.S. Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926, or other applicable forms as a result of an investment in our Ordinary Shares.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of other our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. Our CEO and CFO, Yuan Liu, Director nominee, Guoan Hu, and our three independent director nominees are all nationals of the PRC, and our COO, Daohong Tan is a Taiwan citizen. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons who are not nationals of or located in the United States, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed [  ] to receive service of process with respect to any action brought against us in the United States.

Service of Process and Enforceability of Civil Liabilities in Cayman Islands

Conyers Dill & Pearman LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (a) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; or (b) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Conyers Dill & Pearman LLP that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re- examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained by fraud; and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Service of Process and Enforceability of Civil Liabilities in Hong Kong

We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may been forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or € the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Service of Process and Enforceability of Civil Liabilities in the PRC

King & Capital Law Firm, our counsel as to PRC law, has advised us that (1) there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (2) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

King & Capital Law Firm has advised us that the recognition and enforcement of foreign judgments are provided under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. King & Capital Law Firm has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest of the PRC may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

UNDERWRITING

We expect to enter into an underwriting agreement with EF Hutton LLC, as representative of the several underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. The underwriters may retain other brokers or dealers to act as sub-agents on their behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Ordinary Shares
EF Hutton LLC

Total

The Representative is offering the Ordinary Shares subject to its acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Representative to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The Representative is obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the Representative is not required to take or pay for the Ordinary Shares covered by the Representative’s option to purchase additional Ordinary Shares described below.

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the Representative to purchase up to an additional 15% of the total number of Ordinary Shares sold in this offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

Underwriting Discounts and Expenses

The underwriting discount is equal to (i) 8% per share for shares sold to investors that are introduced by any party or entity which is not the Company (including, without limitation, the Representative), or (ii) 5% per share for shares sold to investors that are solely introduced by the Company.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Total Without Over- Allotment Option	Total With Full Over- Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our Company before expenses	$	$	$

(1)	The Company has agreed to pay the Representative, an underwriting discount equal to (i) 8% per share for shares sold to investors that are introduced by any party or entity which is not the Company (including, without limitation, the Representative), or (ii) 5% per share for shares sold to investors that are solely introduced by the Company. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us.

We have agreed to pay to the Representative, by deduction from the gross proceeds of the offering, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of this offering.

We have agreed to pay expenses relating to the offering, including: (a) all filing fees and expenses relating to the registration of the Ordinary Shares to be sold in this offering with the SEC and the filing of the offering materials with the Financial Industry Regulatory Authority (“FINRA”); (b) all fees and expenses relating to the listing of the Ordinary Shares on the Nasdaq Capital Market; (c) all fees, expenses and disbursements relating to the registration or qualification of such Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Ordinary Shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of Ordinary Shares from the Company to the Representative; (g) the fees and expenses of the Company’s accountants; and (h) up to $250,000 for the Representative’s various out-of-pocket accountable expenses relating to the offering, including (i) up to $10,000 of the Representative’s actual accountable road show and due diligence expenses for the offering, (ii) the $29,500 cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering, (iii) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000, (iv) all fees and expenses relating to the background checks of the Company’s officers and directors in an aggregate amount not to exceed $10,000, and (v) the fees for the Representative’s U.S. legal counsel and PRC counsel, in an amount not to exceed $200,000. The Company will be responsible for the Representative’s external counsel legal costs irrespective of whether the offering is consummated or not, subject to a cap of $100,000 if there is not a closing. The Company has paid an expense advance of $75,000 to the Representative. Such advance shall be applied towards out-of-pocket accountable expenses incurred by the Representative and any portion of such advance will be returned to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The Representative may deduct from the net proceeds of the offering payable to the Company on the date of the closing of this offering, or the closing of the over-allotment option, if any, the expenses set forth herein to be paid by the Company to the Representative.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of 18 months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent at its sole discretion, for each and every future public equity and debt offering, including all equity linked financings (each a “Subject Transaction”), during such 18-month period, of our Company, or any successor to or any current or future subsidiary of our Company, on terms and conditions customary to the Representative for such Subject Transaction. The Representative’s right of first refusal shall be subject to FINRA Rule 5110(g), including that the right of first refusal may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement. During such 18-month period, the Representative shall have the sole right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation, and we shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of the Representative.

Tail Financing

We have agreed that the Representative shall be entitled to a cash fee equal to eight percent (8%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to us during the engagement period (being that period commencing from August 6, 2023, the date we engaged the Representative, or the “Engagement Date,” to the earlier of (i) eighteen (18) months from the Engagement Date, or (ii) the final closing, if any, of the offering, the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated during the Engagement Period or within the eighteen (18) month period following the expiration or termination of the Engagement Period, provided that such Tail Financing is by a party actually introduced to us by the Representative in an offering in which the Company has direct knowledge of such party’s participation. Such right shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ].” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative may be required to make for these liabilities.

Lock-Up Agreements

We have agreed not to, during the Engagement Period, and for a period of 180 days from the closing of the offering (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of our Ordinary or any securities convertible into or exercisable or exchangeable for our Ordinary Shares ; (iii) complete any offering of debt securities of our Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital shares of our Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of share capital of our Company or such other securities, in cash, or otherwise.

Furthermore, except as disclosed below, each of our officers, directors, and shareholders holding 5% or more of our outstanding Ordinary Shares (and all holders of securities exercisable for or convertible into our Ordinary Shares), as of the effective date of the registration statement of which this prospectus forms a part, shall agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise to transfer or dispose of, directly or indirectly, any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days from the closing of this offering, subject to customary exceptions, without the prior written consent of the Representative.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the Representative. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of Ordinary Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under the option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The Ordinary Shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Representative has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The Ordinary Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan. The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom. An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of Ordinary Shares being registered, other than the underwriting discounts and commissions, and accountable and non-accountable expenses reimbursable to the underwriters. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the Nasdaq Capital Market listing fee.

SEC registration fee	$
FINRA filing fee
Nasdaq Capital Market listing fee
Legal fees and expenses
Accounting fees and expenses
Transfer Agent fees
Financial printing
Miscellaneous expenses
Total	$	[ ]	*

LEGAL MATTERS

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Robinson & Cole LLP. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman LLP. Legal matters as to PRC law will be passed upon for us by King & Capital Law Firm. Robinson & Cole LLP may rely upon Conyers Dill & Pearman LLP with respect to matters governed by Cayman Islands law and King & Capital Law Firm with respect to matters governed by PRC law.

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Bevilacqua PLLC. Legal matters as to PRC law will be passed upon for the underwriters by Jincheng Tongda & Neal. Bevilacqua PLLC may rely upon Jincheng Tongda & Neal with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of AoChuang Holdings, Inc. as of and for the years ended September 30, 2023 and 2022 included in this prospectus have been included in reliance upon the report of TPS Thayer, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The main office of TPS Thayer, LLC is located at 1600 Hwy. 6, Suite 100, Sugar Land, TX 77478.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including relevant exhibits, with the SEC under the Securities Act with respect to the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AoChuang Holdings, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Aochuang Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aochuang Holdings, Inc. and subsidiaries (the Company) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023 and 2022 and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/TPS Thayer, LLC

We have served as the Company’s auditor since 2023

Sugar Land, TX

March 28, 2024

AOCHUANG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2023	2022
	USD	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,516,335	1,527,013
Restricted cash, current	8,558,866	7,907,689
Accounts receivable, net	376,578	232,030
Prepayments and other current assets	3,467,284	3,919,226
Inventories, net	8,932,734	10,036,895
Total current assets	22,851,797	23,622,853

PROPERTY AND EQUIPMENT, NET	1,261,310	1,094,366

OTHER ASSETS
Prepayment and deposits, net	177,435	499,264
Right-of-use assets-related party, net	1,189,578	-
Right-of-use assets, net	392,651	-
Deferred tax assets	224,749	128,720
Investments in unconsolidated entities	21,246	21,928
Due from related parties	4,812,065	3,393,427
Total non-current assets	8,079,034	5,137,705

Total assets	30,930,831	28,760,558

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	44,481	43,044
Advance from customers	209,207	261,887
Notes payable	10,990,858	14,205,370
Other payables and accrued liabilities	343,124	278,410
Due to related parties	1,502,123	3,238,648
Operating lease liabilities related party- current	348,653
Operating lease liabilities - current	147,890	-
Loan payable - current	10,552,921	5,361,785
Taxes payable	306,689	225,704
Total current liabilities	24,445,946	23,614,848

OTHER LIABILITIES
Operating lease liabilities related party - noncurrent	970,819
Operating lease liabilities - noncurrent	252,948	-
Other payables - deposit	72,845	113,199
Total other liabilities	1,296,612	113,199

Total liabilities	25,742,558	23,728,047

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 34,000,000 shares issued and outstanding at September 30, 2023 and 2022)	3,400	3,400
Subscription receivable	(3,400)	(3,400)
Additional paid-in capital	3,825,233	3,530,576
Retained earnings	41,250	146,408
Statutory reserves	140,885	108,632
Accumulated other comprehensive loss	(330,311)	(235,587)
Total Aochuang Holdings, Inc. shareholders’ equity	3,677,057	3,550,029
Non-controlling interest	1,511,216	1,482,482
Total equity	5,188,273	5,032,511
Total liabilities and shareholders’ equity	30,930,831	28,760,558

AOCHUANG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended September 30,
	2023	2022
	USD	USD

OPERATING REVENUES
Sale of vehicles, parts and automobile services	66,781,839	75,006,755
Other service income	1,351,781	1,942,153
Total Operating Revenues	68,133,620	76,948,908

COST OF REVENUES
Cost of vehicles, parts and automobile services	(62,993,174)	(69,783,276)
Other service cost	(230,988)	(318,863)
Total Cost of Revenues	(63,224,162)	(70,102,139)

GROSS PROFIT	4,909,458	6,846,769

OPERATING EXPENSES
Selling expenses	(4,126,283)	(4,990,190)
General and administrative expenses	(711,132)	(668,378)
Total operating expenses	(4,837,415)	(5,658,568)

INCOME FROM OPERATIONS	72,043	1,188,201

OTHER INCOME (EXPENSE)
Interest expense	(132,803)	(97,699)
Government subsidies	17,526	26,399
Other income, net	41,318	62,437
Total other income (expense), net	(73,959)	(8,863)

(LOSS) INCOME BEFORE INCOME TAXES	(1,916)	1,179,338
PROVISION FOR INCOME TAX	(5,899)	(229,749)

NET (LOSS) INCOME	(7,815)	949,589
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	65,090	514,258
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	(72,905)	435,331

OTHER COMPREHENSIVE (LOSS)
Foreign currency translation adjustment	(134,056)	(511,057)
LESS: OTHER COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(39,332)	(145,452)
OTHER COMPREHENSIVE (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	(94,724)	(365,605)

TOTAL COMPREHENSIVE (LOSS) INCOME	(141,871)	438,532
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	25,758	368,806
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	(167,629)	69,726

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Weighted average number of ordinary shares outstanding-Basic and diluted	34,000,000	34,000,000

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS
(Loss) earnings per ordinary share - Basic and diluted	(0.00)	0.01

AOCHUANG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Additional	(Accumulated deficit) Retained earnings		Accumulated other	Non
		Par	Subscription	paid-in	Statutory		comprehensive	controlling
	Shares	value	receivable	capital	reserves	Unrestricted	income	Interest	Total
		USD	USD	USD	USD	USD	USD	USD	USD
BALANCE, September 30, 2021	34,000,000	3,400	(3,400)	3,219,456	41,980	(222,271)	130,018	1,110,533	4,279,716
Capital contribution	-	-	-	311,120	-	-	-	3,143	314,263
Net income	-	-	-	-	-	435,331	-	514,258	949,589
Statutory reserve	-	-	-	-	66,652	(66,652)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(365,605)	(145,452)	(511,057)
BALANCE, September 30, 2022	34,000,000	3,400	(3,400)	3,530,576	108,632	146,408	(235,587)	1,482,482	5,032,511
Capital contribution	-	-	-	294,657	-	-	-	2,976	297,633
Net (loss) income	-	-	-	-	-	(72,905)	-	65,090	(7,815)
Statutory reserve	-	-	-	-	32,253	(32,253)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(94,724)	(39,332)	(134,056)
BALANCE, September 30, 2023	34,000,000	3,400	(3,400)	3,825,233	140,885	41,250	(330,311)	1,511,216	5,188,273

AOCHUANG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(7,815)	949,589
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	339,762	519,887
Amortization of operating lease right-of-use assets	208,868	-
Deferred tax assets	(102,664)	(13,010)
Loss on disposal fixed assets	118,157	122,269
Loss on investments in unconsolidated entities	139	8,393
Change in operating assets and liabilities:
Restricted cash	-	-
Accounts receivable	(155,526)	272,330
Prepayment and other current assets	686,071	1,651,715
Operating lease liabilities	(66,036)	-
Inventories, net	882,456	(4,696,130)
Accounts payable	2,597	(126,577)
Notes payable	(2,957,566)	520,341
Advance from customers	(47,716)	(270,833)
Other payables and accrued liabilities	74,144	(94,834)
Other payables-deposit	(38,813)	6,256
Taxes payable	89,611	234,901
Net cash (used in) operating activities	(974,331)	(915,703)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(658,924)	(551,461)
Net cash (used in) investing activities	(658,924)	(551,461)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	299,151	305,194
Proceeds from related party	5,836,513	4,707,624
Repayments to related parties	(9,104,249)	(6,691,561)
Proceeds from short term loan	36,323,366	24,296,539
Repayments for short term loan	(30,814,874)	(21,306,020)
Net cash provided by financing activities	2,539,907	1,311,776

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(266,153)	(983,834)

CHANGE IN CASH AND CASH EQUIVALENTS	640,499	(1,139,222)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	9,434,702	10,573,924

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	10,075,201	9,434,702

RECONCILATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year
Cash, cash equivalents	1,527,013	1,007,688
Restricted cash	7,907,689	9,566,236
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	9,434,702	10,573,924

RECONCILATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year
Cash, cash equivalents	1,516,335	1,527,013
Restricted cash	8,558,866	7,907,689
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	10,075,201	9,434,702

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	14,291	24,323
Cash paid for interest expense	124,025	109,687

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use assets	1,845,540	-
Initial recognition of operating lease liabilities	1,845,540	-

The accompanying notes are an integral part of these consolidated financial statements.

AOCHUANG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 1 – Nature of business and organization

Nature of business

Aochuan Holdings,Inc. (“Aochuang Cayman” or the “Company”) is a holding company incorporated in the Cayman Islands on February 15, 2023 under the laws of the Cayman Islands. Aochuang Cayman has no substantive operations other than holding all of the outstanding share capital of AoChuang Holdings (HK) Limited (“AoChuang HK”) established under the laws of Hong Kong on March 15, 2023. Aochuang HK is a holding company holding all of the outstanding equity of Aomei (Hainan) NewEnergy TechnologyCo. Ltd. (“Aochuang WFOE”), a wholly foreign-owned enterprise incorporated in China on July 7, 2023.

The Company is a passenger electric vehicles (EVs) retailer and comprehensive automobile service provider. For the years ended September 30, 2023 and 2022, its primary operations are conducted in the People’s Republic of China (“PRC”).

Reorganization

A reorganization of the Company’s legal structure was completed on August 11, 2023. The reorganization involved the incorporation of Aochuang Cayman, and its wholly-owned subsidiaries, AoChuang HK, and Aochuang WFOE; and the transfer of 99% equity ownership of Hainan Aochuang New Energy Development Co. Ltd. (“Hainan Aochuang”) to Aochuang WFOE from the former shareholders of Hainan Aochuang.

On August 11, 2023, the former shareholder transferred his 99% ownership interest in Hainan Aochuang to Aochuang WFOE, which is 99% owned by Aochuang Cayman through Aochuang HK. After the reorganization, Aochuang Cayman owns 99% equity interests of Hainan Aochuang. The controlling shareholder of Aochuang Cayman is same as of Hainan Aochuang prior to the reorganization.

Hainan Aochuang was incorporated on November 10, 2022 in Haikou, Hainan under the laws of the PRC. Hainan Xinzhiyi AutoSales & Services Co., Ltd. (“Xinzhiyi Auto”), Hainan Aochuang Qiangsheng Auto Sales & Services Co., Ltd. (“Qiangsheng Auto”), Hainan Weilan AutoManagement Co., Ltd.(“Weilan Auto”) and Hainan Dezhong Parallel AutoSales & Services Co.. Ltd. (“Dezhong Auto”) were incorporated in Haikou, Hainan under the laws of the PRC. Prior to the reorganization, Hainan Aochuang, Xinzhiyi Auto, Qiangsheng Auto, Weilan Auto and Dezhong Auto were under common control. For the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Qiangsheng Auto   and Dezhong Auto and 70% equity interest of Xinzhiyi Auto and 51% equity interest of Weilan Auto was transferred to Hainan Aochuang.

These two transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling of interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

Since the Company and its subsidiaries are effectively controlled by the same shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Note 2 – Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Aochuang Holdings (HK) Limited (“Aochuang HK”)	A Hong Kong company Incorporated on February 15, 2023 A holding company	100% directly owned by Aochuang Cayman
Aomei (Hainan) New Energy Technology Co., Ltd. (“Aomei Hainan” or “Aochuang WFOE”)	A PRC limited liability company Incorporated on July 7, 2023 A holding company	100% directly owned by Aochuang HK
Hainan Aochuang New Energy Development Co., Ltd. (“Hainan Aochuang”)	A PRC limited liability company Incorporated on November 10, 2022 A holding company	99% directly owned by Aochuang WFOE
Hainan Xinzhiyi Auto Sales & Services Co., Ltd. (“Xinzhiyi Auto”)	A PRC limited liability company Incorporated on September 27, 2018 Providing automobile dealership services	70% directly owned by Hainan Aochuang
Hainan Aochuang Qiangsheng Auto Sales & Co., Ltd. (“Qiangsheng Auto”)	A PRC limited liability company Incorporated on May 28, 2021 Providing automobile dealership services	100% directly owned by Hainan Aochuang
Hainan Weilan Auto Management Co., Ltd. (“Weilan Auto”)	A PRC limited liability company Incorporated on September 13, 2018 Providing automobile dealership services	51% directly owned by Hainan Aochuang
Hainan Dezhong Parallel Auto Sales & Service Co., Ltd. (“Dezhong Auto”)	A PRC limited liability company Incorporated on September 8, 2015 Providing automobile dealership services	100% directly owned by Hainan Aochuang

Liquidity and going concern

The Company incurred a net loss of approximately $74,000 for the year ended September 30, 2023. In addition, the Company had approximately $0.9 million net cash used in operating activities, and a net working capital deficit of approximately $1.6 million for the year ended September 30, 2023.However, Management of the Company has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents, cash generated from operations, issuance of shares and available credit facilities will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these combined and consolidated financial statements. Accordingly, the Company’s combined and consolidated financial statements are prepared on going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

These financial statements do not include any adjustments to the recoverability and   classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include   the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, inventory reserve and revenue recognition. Actual results could differ from these estimates.

Cash

Cash comprises cash at banks and on hand, and it is held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of September 30, 2023 and 2022, the Company had cash equivalents amounting to $181,889 and $45,797, respectively.

Restricted cash

Restricted cash represents amounts required to be deposited with banks as margin deposit for the issuance of notes payable. The obligation to maintain such margin deposits is expected to be relieved within the next twelve months. As a result, these deposits are classified as current assets included in “Restricted cash” in the consolidated balance sheets.

Accounts receivable, net

Accounts receivables are stated at their original invoiced amount. Accounts are considered overdue after 180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the credit history and financial condition of the customer. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable. As of September 30, 2023 and 2022, there was no allowance for doubtful accounts.

Inventories

Inventories of purchased vehicles are stated at the lower of cost or estimated realizable value. Cost includes the Company’s cost of acquiring ownership of the vehicle. The cost of vehicles sold is charged to cost of vehicle sales as sold on a specific identification basis. Management periodically compares the cost of inventories with its net realizable value, and will establish an allowance to adjust its inventories to their respective net realizable value (“NRV”) if NRV is lower than cost. As of September 30, 2023 and 2022, there was a $189,309 and $187,475 allowance for inventory, respectively.

Prepayments and other assets

Prepayments are cash deposited or advanced to suppliers for purchasing goods or services that have not been received or provided. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2023 and 2022, the Company made no allowance for impairment.

 Value added tax

The Company is subject to VAT and related surcharges on revenue generated from services provided or products sold. The Company records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Company to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 6% for taxpayers providing services and 13% for products sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

Property and equipment

Property and equipment are stated at cost and consist of car repairing and maintenance equipment, transportation and office equipment and leasehold improvements. Equipment is depreciated over its estimated useful life and the related depreciation expense is computed using the straight-line method. Leasehold improvements are amortized over the lesser of their estimated useful lives or remaining lease terms, as appropriate.

The estimated useful lives are as follows:

Useful life
Transportation equipment	4–5 years
Repairing and maintenance equipment	3–5 years
Furniture and fixtures	3–5years
Office equipment	3–5 years
Leasehold improvements	Lesser of useful life or remaining lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the useful lives to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment, with finite lives and right-of-use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2023 and 2022, no impairment of long-lived assets was recognized.

Investments in unconsolidated entity

Investments in unconsolidated entities represents the Company’s investments in a privately-held companies for 43%. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment - Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of comprehensive income/(loss). When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Statutory reserves

The Company’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the Company Laws of the PRC, the Company’s entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of after tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of each Company’s board of directors.

The use of the statutory reserves fund are restricted to the off-setting of losses or increasing the capital of the respective entity. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Fair Value Measurement

US GAAP, regarding fair value of financial instruments and related fair value measurements, defines fair value and establishes a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of the hierarchy are defined as follows:

Level 1:	inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2:	inputs include quoted prices, other than those in level 1, for the same in inactive markets or similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3:	inputs are unobservable.

Financial instruments included in current assets and current liabilities – accounts receivable, accounts payable, notes payable, due to related parties, operating lease liabilities – current, loan payable - current are reported in the consolidated balance sheets at face value or cost, which approximates fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Notes payable

Notes payable are bank acceptance notes issued by financial institutions on the Company’s behalf to vendors with a specific due date usually for a period of within one year. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before maturity date. We had notes payable of $10.9 million and $14.2 million as of September 30, 2023, and 2022, respectively. As of September 30, 2023, we had approximately $22.6 million remaining availability, which can be used to issue bank acceptance notes or drawdown as borrowings. Each drawdown matures within a year from the date of drawdown.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 606 “Revenue from Contracts with Customers”. The core principle underlying ASC 606 is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

The Company are a passenger electric vehicles (EVs) retailer and comprehensive automobile service provider in Hainan Province, China. The Company generate our revenues primarily from 1) new vehicle sales 2) vehicle parts, repairs, and maintenance services 3) vehicle financing commissions, and 4) other miscellaneous auto related services.

New vehicle sales

The Company generates new vehicle sales revenue through its dealership network. The Company’s only performance obligation is to deliver new vehicles based on customers’ specifications. Revenue from the retail sale of new vehicles is recognized at a point in time when the control of the vehicle is transferred to the customers, which is normally at the time when vehicle is available for pick-up and customer performs a satisfactory inspection at the showroom along with invoicing. The fixed price for a retail vehicle sale is specified in contract with the customer and only includes cash consideration. Payment is generally received at the time of sale or from a third-party financial institution within a very short period following the sale of the vehicles. The Company does not allow the return of new retail vehicles.

Car manufacturers reimburse the Company for meeting certain sales goals or standards through certain incentive programs, which are reflected as a reduction in the carrying value of each vehicle purchased. The Company recognizes the incentives received from car manufacturers that are tied to specific vehicles as a reduction to cost of sales as the related vehicles are sold. Car manufacturers also provide our customers with standard new vehicle warranty program, which is considered a standalone performance obligation and categorized under Automobile Parts, Repairs, and Maintenance Service revenue.

The Company assesses itself as the principal for sales of new vehicle transactions because 1) the Company controls new vehicle inventory before it’s transferred to a customer and therefore has inventory risk; 2) the Company is primarily responsible for fulfilling the promise to deliver the vehicle. The customer does not have a contractual relationship with car manufacturers, who never interact directly with customers; 3) the Company has discretion in establishing the prices for vehicles. Car manufacturers generally provide MSRP (manufacturer’s suggested retail price), but it only serves as a base reference for dealership and the Company has final decision on pricing, which could differ from MSRP. As a result, the Company recognizes new vehicle sales revenue on a gross basis.

Automobile parts, repairs, and maintenance services

The Company provides vehicle parts and automotive services including customer-paid repairs and maintenance, repairs and maintenance under manufacturer warranties and extended warranty service, and collision-related repairs. Revenue from sale of parts and automobile services is recognized upon the transfer of control of the parts and/or services, and acceptance of customers upon satisfactory inspection.

An automotive repair and maintenance order usually includes both parts and labor. The Company has determined that parts and labor are not individually distinct in the context of a repair order and therefore treated as a single performance obligation. Payment for automotive service work is typically due upon completion of service, which is generally completed within a short period of time from contract inception. Depending on whether the service is covered under the manufacture warranty, we collect payments from either car manufacturers or individual customers. The transaction price for automotive repair and maintenance services is fixed and based on estimated parts and number of labor hours required to complete the work. The Company does not have an enforceable right to payment for performance completed to date since a satisfactory inspection by customer upon completion is required for payment. As a result, the Company recognizes revenue at a point in time when service has been completed, and the customer accepts the condition of the vehicle. The Company assesses itself as the principal for sales of automobile parts, repairs, and maintenance services as it controls the goods and services before transferring to a customer.

Finance service

The Company receives fees from third-party financial institutions for arranging customer financing service contracts to end-users. These service contracts are sold through the Company’s automobile dealerships. The Company’s performance obligation is to arrange financing or facilitating the sale of a third party’s financial products or services to our customers. Finance revenue is recognized at the point of time when loan application is approved by a financial institution.

Within the context of these arrangements with the financing providers, the Company is not primarily responsible for fulfilling the promise to provide the financing services and has no pricing power. As a result, the Company does not obtain control of the service before it’s transferred to customers, and it has determined that it is an agent for the financing providers and recognizes revenue on a net basis.

Others

The Company also provides other miscellaneous automobile related services including car washing, EV charging, department of motor vehicle registration, license plate application, taxi operating license application, etc. Each service is determined a separate single performance obligation with a fixed service price and revenue is recognized at a point in time when service is rendered and accepted by customers.

Contract balance

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment. Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenues. The Company’s disaggregate revenue streams are summarized and disclosed in Note 13.

Contract cost

Contract cost represents costs to obtain a contract with a customer. Incremental costs that the Company expects to recover are recognized as an asset. Costs of obtaining a contract that are not incremental are expensed as incurred.

Cost of revenues

For new vehicle sales, cost of revenue consists primarily of purchase price of vehicles, write-downs of inventories, and incentives from manufacturers, which are treated as reduction in the purchase price and will be recorded as a reduction in cost of revenue when the vehicle is sold.

For Automobile parts, repairs, and maintenance services, cost of revenue consists primarily of purchase price of parts, accessories, and payroll expenses of our service staff.

For other services, cost of revenue consists primarily of utility expenses and regulatory surcharges.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

Advertising costs

Advertising costs amounted to $1,150,374 and $1,019,435 for the years ended September 30, 2023 and 2022, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax assets and liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. The net deferred tax asset is reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed for the years ended September 30, 2020 to 2022 are subject to examination by the applicable tax authorities.

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 1% of Hainan Aochuang, Dezhong Auto and Qiangsheng Auto and 30.7% of Xinzhiyi Auto, and 49.51% of Weilan Auto.   The noncontrolling interests are presented in the consolidated balance sheets separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statement of income as allocations of the total income or loss for year ended September 30, 2023 and 2022 between noncontrolling interest holders and the shareholders of the Company.

Foreign currency translation

The functional currencies of the Company are the local currency of the country in which the entities operate. The reporting currency of the Company is the United States Dollar (“USD”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies are translated at the historical rates of exchange at the time of the capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity.

The functional currency of Aochuang Cayman is the USD. The functional currency of Aochuang HK is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in the PRC use the local currency, Renminbi (“RMB”), as their functional currency. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these consolidated financial statements of the subsidiaries using the RMB as their functional currency, the Company’s assets and liabilities are expressed in USD at the exchange rate on the balance sheet date, which is 7.2960 and 7.1135 to one USD as of September 30, 2023 and 2022, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rates during the period, which is 7.0533 and 6.5532 to one USD for the years ended September 30, 2023 and 2022, respectively.

For the purpose of presenting these consolidated financial statements of the subsidiary using the HKD as its functional currency, the Company’s assets and liabilities are expressed in USD at the exchange rate on the balance sheet date, which is 7.8308 and 7.8498 to one USD as of September 30, 2023 and 2022, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.8310 and 7.8228 to one USD for the years ended September 30, 2023 and 2022, respectively.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023 and 2022, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using the USD as its functional currency.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare programs, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were approximately $391,884 and $385,249 for the years ended September 30, 2023 and 2022, respectively.

Leases

Effective October 1, 2022, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On October 1, 2022, the Company recognized approximately $2 million of right of use (“ROU”) assets and operating lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 3.7%.

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

When determining the lease payments for an operating lease transitioning to ASC 842 using the effective date, it’s based on future payments at the transition date, based on the present value of lease payments over the remaining lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company used its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows.

Recent accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning October 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-10.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other business entities, the amendments are effective for fiscal years beginning after December 15, 2021. Early adoption of the amendments is permitted, including adoption in any interim period for (i) public business entities for periods for which financial statements have not yet been issued and (ii) all other entities for periods for which financial statements have not yet been made available for issuance. The adoption of this standard did not have a material impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification which reduces the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 was effective for the Company for annual and interim reporting periods beginning October 1, 2022. The adoption of this standard did not have a material impact on the consolidated financial statements.

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

Note 3 – Prepayments and other assets

Prepayments and other assets consisted of the following:

	September 30, 2023	September 30, 2022
Current:
Advance to inventory suppliers	$720,265	1,728,403
Rebate receivable	482,206	334,409
Employee advances	223,104	195,924
Deposit	542,948	274,339
Prepaid VAT tax	985,948	1,050,577
Other services	512,813	335,574
Total current prepayments and other assets	$3,467,284	3,919,226
Noncurrent:
Deposit	177,435	499,264
Total non-current prepayments and other assets	$177,435	499,264

Note 4 – Inventories, net

Inventories consisted of the following:

	September 30, 2023	September 30, 2022

Vehicle and accessories	$9,122,043	$10,224,370
Less: allowance for inventory to net realizable value	(189,309)	(187,475)
Total inventory, net	$8,932,734	$10,036,895

Movement of inventory reserve is as follows:

	Years ended September 30,
	2023	2022
Beginning balance	$187,475	$83,608
Provision for inventory reserve	195,824	203,504
Write off	(189,076)	(82,207)
Exchange difference	(4,915)	(17,430)
Ending balance	$189,309	$187,475

Note 5 – Property and equipment, net

Property and equipment   consisted of the following:

	September 30, 2023	September 30, 2022

Office equipment	$105,311	$97,167
Furniture and fixtures	1,971	2,022
Transportation equipment	699,449	505,526
Repair and maintenance equipment	69,320	31,691
Leasehold improvements	1,281,560	1,127,346
Total	2,157,611	1,763,752
Less: accumulated depreciation and amortization	(896,301)	(669,386)
Property and equipment, net	$1,261,310	$1,094,366

Depreciation and amortization expense for the years ended September 30, 2023 and 2022 was $339,762 and $519,887, respectively.

Note 6 – Investments in unconsolidated entities

As of September 30, 2023 and 2022, the carrying value of the Company’s investments in unconsolidated entity accounted for under the equity method were $21,246 and $21,928, respectively. The Company applies the equity method to account for its equity investments in Hainan Lvao New Energy Vehicle Sales Service Co., LTD, over which it has significant influence but does not own a majority equity interest or otherwise control.

The consolidated financial statements of the Company’s equity investments accounted for under the equity method were summarized below in accordance with Rule 4-08 of Regulation S-X:

	September 30, 2023	September 30, 2022
Total assets	17,000	10,931
Total liabilities	3,015	-
Paid in capital-Company	33,367	33,367
Paid in capital-other equity holders	3,639	-
Accumulated deficit	(21,289)	(20,967)
Accumulated other comprehensive loss	(1,732)	(1,469)

	For the year ended September 30,
	2023	2022
Operating expense	$(309)	$(19,515)
Net (loss)	(323)	(19,519)
Net (loss)/income attributable to the equity-method investees	$(139)	$(8,393)

Note 7 – Short-term loans

The Company obtained various credit facilities from the following financial institutions. Each drawdown matures within a year from the date of drawdown.

Bank name	Start date	Expiration date of credit facility	Interest rate	Collateral	Third party Guarantee	Related party Guarantee*	September 30, 2023	September 30, 2022

Guangzhou Auto Finance Co./Guangzhou Automobile Group Finance Co.	3/10/2022	6/30/2024	Float	Inventory approximately $4,671,000		Yuan Liu, Sali Qiang,	$5,242,777	$1,754,155
China Postal Savings Bank Co.	6/24/2022	6/23/2023	3.85%	Inventory approximately $4,671,000	Haikou Financing Guarantee Co., Ltd.	Yuan Liu, Sali Qiang,	-	1,405,778
Haikou World Trade Sub-branch of China Postal Savings Bank Co.	8/22/2023	8/21/2025	3.60%	Inventory approximately $4,671,000		Yuan Liu, Sali Qiang,	1,370,614	-
Chery Huiyin Automobile Finance Co.	9/26/2022	9/22/2024	8.00%	Inventory approximately $1,196,000		Yuan Liu	1,198,302	760,283
Reeford Auto Finance Co.	6/29/2021	6/28/2022	7.20%	Inventory approximately $1,196,000		Yuan Liu, Yanjun Wang	-	35,791
Bank of China-Haide Road Sub-branch	3/18/2021	3/18/2022	3.85%	Yuxia Wang’s real property		Qiangxing Peng; Fuxing Peng, Yanjun Wang	-	-
Bank of China-Haide Road Sub-branch	6/21/2022	6/21/2023	3.95%	Yuxia Wang’s real property		Qiangxing Peng; Fuxing Peng, Yanjun Wang	-	702,889
Bank of China-Haide Road Sub-branch	2/23/2022	2/23/2023	3.70%	Yuxia Wang’s real property		Qiangxing Peng; Fuxing Peng, Yanjun Wang	-	702,889
Haikou Road branch of Bank of China Limited	2/27/2023	2/27/2024	3.90%	Yuxia Wang’s real property		Qiangxing Peng ;Yuan Liu ;Yuxiao Peng ;Yuxia Wang ;	685,307	-
Haikou Road branch of Bank of China Limited	5/23/2023	5/23/2024	3.80%	Yuxia Wang’s real property		Qiangxing Peng ;Yuan Liu ;Yuxiao Peng ;Yuxia Wang ;	685,307	-
Haikou Branch of China Postal Savings Bank Co.	6/30/2023	6/29/2024	3.70%	Sali Qiang’s real property		Yuan Liu, Sali Qiang,	685,307	-
Haikou Branch of China Postal Savings Bank Co.	6/29/2023	6/28/2024	3.70%	Sali Qiang’s real property		Yuan Liu, Sali Qiang,	685,307	-
Total							$10,552,921	$5,361,785

*	See Note 8 for relationship with related parties.

Interest expense for the years ended September 30, 2023 and 2022 was $124,025 and $109,687, respectively.

Note 8 – Related party balances and transactions

The following is a list of related parties which the Company has transactions with:

Related party name	Relationship
Yuan Liu	100% owner of Aochuan Cayman
Sali Qiang	Spouse of Yuan Liu
Hewei Qiang	Family of Sali Qiang
Yanjun Wang	Family of Yuan Liu
Yuxiao Peng	Noncontrolling shareholder of a subsidiary
Fuxing Peng	Family of Yuxiao Peng
Yuxia Wang	Spouse of Peng Fuxing
Faxing Peng	Family of Yuxiao Peng
Qiangxing Peng	Family of Yuxiao Peng
Hainan Chuangyi Auto Sales & Service Co.	An entity controlled by Yuan Liu
Haikou Zhichen Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Aochuang Zhida Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Meiliyuan Auto Service Co.	An entity controlled by Yuan Liu
Hainan Fengya Auto Sales & Service Co.	An entity controlled by Yuan Liu
Haikou Baiyunxiang Advertising Media Co.	An entity controlled by Yuan Liu
Hainan Baoli Auto Sales & Service Co.	An entity controlled by Yanjun Wang
Sanya Chuangzhixing Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Shangcheng Auto Sales & Service Co.	An entity controlled by Hewei Qiang
Hainan Aochuang Holding Group Co.	An entity controlled by Yuan Liu
Hainan Greyhound Network Technology Co.	Yuan Liu is a minority shareholder
Hainan Aotong Auto Insurance Agency Co.	An entity controlled by Yuan Liu
Hainan Little Donkey Auto Service Co.	An entity controlled by Yuan Liu
Hainan Aochuang Star Auto Sales & Service Co.	An entity controlled by Yuan Liu
Haikou Zhixing Aochuang Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Hanlong Baonuo Auto Sales Co.	An entity controlled by Yuan Liu
Hainan Aochuang Yuantong Auto Sales & Service Co.	An entity controlled by Yuan Liu
Hainan Yichuang Ronghui Investment Service Co.	An entity controlled by Yuan Liu
Hainan Wanshida Auto Sales & Service Co.	An entity controlled by Fuxing Peng
Haikou Jinhongcheng Taxi Co.	An entity controlled by Qiangxing Peng
Hainan Chuangyi Auto Sales & Service Co.	An entity controlled by Yuan Liu
Qingdao Weiwo Auto Sales Co.	An entity controlled by Faxing Peng
Hainan Huaren Auto Service Co.	An entity controlled by Yuan Liu
Hainan Luhua Auto Sales & Service Co.	Yuan Liu served as director
Sanya Chuangyuan Auto Sales & Service Co.	An entity controlled by Yuan Liu
Sanya Wanshida Auto Sales & Service Co.	An entity controlled by Faxing Peng
Sanya Chuangwei Auto Sales & Service Co.	Yuan Liu is a minority shareholder
Sanya Yaxing Auto Sales & Service Co.	An entity controlled by Yuan Liu

Guarantees

Certain related parties above made guarantees for several bank loans of the Company (see Note 6).

Related party balances

Due from related party consists of the following:

	September 30,
Related party name	2023	2022
Hainan Chuangyi Auto Sales & Service Co.*(1)	$2,286,624	$1,632,007
Hainan Wanshida Auto Sales & Service Co. (1)	1,041,912	840,019
Hainan Aochuang Yuantong Auto Sales & Service Co.(1)	530,688	172,080
Qingdao Weiwo Auto Sales Co.(1)	479,715	-
Hainan Fengya Auto Sales & Service Co.	141,044	-
Haikou Zhichen Auto Sales & Service Co.	111,812	111,950
Hainan Baoli Auto Sales & Service Co.	60,548	358,166
Hainan Aochuang Zhida Auto Sales & Service Co.	39,836	34,918
Hainan Aotong Auto Insurance Agency Co.	34,353	13,361
Hainan Aochuang Star Auto Sales & Service Co.	27,714	-
Haikou Zhixing Aochuang Auto Sales & Service Co.	16,188	-
Hainan Huaren Auto Service Co.	12,352	12,919
Hainan Shangcheng Auto Sales & Service Co.	10,698	6,067
Hainan Meiliyuan Auto Service Co.	9,624	9,801
Hainan Luhua Auto Sales & Service Co.	4,661	-
Hainan Little Donkey Auto Service Co.	2,927	12,424
Sanya Chuangyuan Auto Sales & Service Co.	822	240
Hainan Yichuang Ronghui Investment Service Co.	274	281
Haikou Jinhongcheng Taxi Co.	137	-
Hainan Greyhound Network Technology Co.	136	31,461
Hainan Aochuang Holding Group Co.	-	140,578
Sanya Wanshida Auto Sales & Service Co.	-	7,946
Sanya Chuangwei Auto Sales & Service Co.	-	9,209
	$4,812,065	$3,393,427

*	There are approximately $1,617,000 and $792,000 are short term loans to the related party with interest rate 3.60% to 3.85%.
(1)	Fully collected subsequently.

The remaining due from related party balance above are all due on demand interest free operating advance.

Due to related parties consists of the following:

	September 30,
	2023	2022
Hainan Chuangyi Auto Sales & Service Co.	$439,077	$499,041
Haikou Zhichen Auto Sales & Service Co.	351,266	1,117,390
Hainan Aochuang Zhida Auto Sales & Service Co.	285,841	12,298
Hainan Meiliyuan Auto Service Co.	179,162	393,547
Hainan Fengya Auto Sales & Service Co.	29,641	87,786
Haikou Baiyunxiang Advertising Media Co.	58,362	-
Hainan Baoli Auto Sales & Service Co.	49,774	51,806
Sanya Chuangzhixing Auto Sales & Service Co.	38,734	-
Hainan Shangcheng Auto Sales & Service Co.	30,880	54,284
Hainan Aochuang Holding Group Co.	9,315	33,756
Hainan Greyhound Network Technology Co.	8,791	4,916
Hainan Aotong Auto Insurance Agency Co.	4,231	247,506
Hainan Little Donkey Auto Service Co.	3,601	950
Hainan Aochuang Star Auto Sales & Service Co.	7,932	-
Haikou Zhixing Aochuang Auto Sales & Service Co.	2,695	1,220
Hainan Hanlong Baonuo Auto Sales Co.	2,436	1,667
Hainan Aochuang Yuantong Auto Sales & Service Co.	385	70
Peng Qiangxing	-	732,411
Total	$1,502,123	$3,238,648

The above are all due on demand interest free operating advance.

Related party transactions

	Year ended September 30,		Year ended September 30,		Year ended September 30,		Year ended September 30,
	Products or service purchase from related party		Revenue from related party		Lease from related party (company is lessee)		Lease to related party (company is lessor)
Related party name	2023	2022	2023	2022	2023	2022	2023	2022
Hainan Meiliyuan Auto Service Co.	$-	$-	$-	$-	$-	-	$-	$4,433
Hainan Shangcheng Auto Sales & Service Co.	6,463	1,445	468	2,059	-	19,966	-	-
Hainan Fengya Auto Sales & Service Co.	96,956	191,318	10,346	-	48,840	54,935	-	-
Hainan Baoli Auto Sales & Service Co.	14,878	13,987	398	571	9,924	-	62,852	51,217
Hainan Chuangyi Auto Sales & Service Co.	130,994	141,466	5,560	2,556	119,571	157,177	-	-
Hainan Aochuang Holding Group Co.	4,043	4,731	-	-	-	-	-	-
Hainan Aochuang Yuantong Auto Sales & Service Co.	3,734	551	-	53	-	4,603	-	-
Hainan Aotong Auto Insurance Agency Co.	2,462	1,831	-	-	-	-	-	-
Hainan Little Donkey Auto Service Co.	714	2,325	-	1,427	-	-	5,104	-
Hainan Hanlong Baonuo Auto Sales Co.	1,081	130	-	-	-	-	-	-
Hainan Greyhound Network Technology Co.	48,818	8,876	4,652	-	-	-	-	-
Haikou Zhichen Auto Sales & Service Co.	542,116	588,683	7,547	17,123	35,771	-	5,436	14,370
Hainan Wanshida Auto Sales & Service Co.	15,241	-	87,207	-	48,151	51,826
Haikou Zhixing Aochuang Auto Sales & Service Co.	537	-	-	-	-	-	-	-
Hainan Aochuang Zhida Auto Sales & Service Co.	255	-	485	-	-	-	4,302	3,510
Sanya Chuangzhixing Auto Sales & Service Co.	59,233	-	-	9,439	-	-	-	-
Hainan Aochuang Holding Group Co.	138	-	-	-	-	-	-	-
Hainan Aochuang Star Auto Sales & Service Co.	227	-	-	-	-	-	-	-
Total	$927,890	$955,343	$116,663	$33,228	$262,257	$288,507	$77,694	$73,530

ROU assets and operating lease liabilities recognized from related party under ASC 842

	September 30, 2023			Lease expense
	ROU	Operating lease liabilities		recognized under
	Assets	Current	Non-current	ASC 842
Hainan Fengya Auto Sales & Service Co.	$139,276	$115,115	$89,482	$70,453
Hainan Chuangyi Auto Sales & Service Co.	$850,540	$193,744	$733,006	$105,770
Hainan Wanshida Automobile Sales & Service Co.	$199,762	$39,794	$148,331	$48,151

Note 9 – Income taxes

Cayman Islands

Aochuang Cayman was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Aochuang HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provision for the Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Aochuang HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis.

The Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on March 14, 2022 jointly issued Cai Shui 2022 No. 13. This clarified that from January 1, 2022 to December 31, 2024, eligible small enterprises whose first RMB 1,000,000 of annual taxable income is eligible for 75% reduction on a rate of 20% (i.e., effective rate is 5%) and the income between RMB 1,000,000 and RMB 3,000,000 is eligible for 50% reduction on a rate of 20% (i.e. effective rate is 10%). For the years ended September 30, 2023, Dezhong Auto was eligible to enjoy this policy. For the years ended September 30, 2022, Qiangshen Auto, Xinzhiyi Auto, and Dezhong Auto was eligible to enjoy this policy.

Provision for income taxes consisted of:

	Years Ended September 30,
	2023	2022
Current income tax expense	$108,562	$242,759
Deferred income taxes	(102,663)	(13,010)
Provision for income taxes	$5,899	$229,749

Significant components of net deferred tax assets and liabilities were as follows:

	September 30, 2023	September 30, 2022
Deferred tax assets
Net operating loss carryforwards in China	$177,422	$81,852
Allowance for inventory	47,327	46,868
Net deferred tax assets	$224,749	$128,720

As of September 30, 2023, the Company had approximately $710,000 of net operating losses from the PRC operations which can be carried forward for five years. FASB ASC Topic 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, the net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, the Company assessed that no valuation allowance needs to be made as of September 30, 2023.

The net operating tax loss carryforwards will begin to expire as follows:

2027	$54,967
2028	105,060
2029	549,660
$709,687

The Company evaluates the recoverable amounts of the net deferred tax asset and provides a valuation allowance to the extent that future taxable profits will not be available to utilize the net operating loss carryforwards and temporary differences. The Company considers both positive and negative factors when assessing the future realization of the net deferred tax asset and applies weight to the relative impact of the evidence to the extent it could be objectively verified.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2018 to 2022 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of September 30, 2023 and 2022.

Reconciliation of the effective income tax rate is as follows:

	Years Ended September 30,
	2023	2022
Tax at PRC statutory rate	25%	25.0%
Preferential tax rate reduction	-%	(6.5)%
Effect of non-deductible items on tax return, net	(333)%	1.0%
Effective tax rate	(308)%	19.5%

Taxes payable consisted of the following:

	September 30, 2023	September 30, 2022
VAT	$-	$9,111
Income tax payable	291,101	205,096
Other taxes	15,589	11,497
Total	$306,689	$225,704

Note 10 – Shareholders’ equity

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Company’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profits as reported in accordance with PRC accounting standards. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserve of the Company’s operating subsidiary in the PRC was $140,594 and $108,341 as of September 30, 2023 and 2022.

Capital contribution

During the year ended September 30, 2022, Qiangsheng Auto received $314,263 registered capital from prior shareholder.

During the year ended September 30, 2023, Hainan Aochuang received $297,633 registered capital from prior shareholder.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represents the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was approximately $5,194,000 and $4,850,000 as of September 30, 2023 and 2022, respectively.

Note 11 – Leases

The Company has several store lease agreements with lease terms ranging from two to seven years. Upon adoption of ASU 2016-02 on October 1, 2022, the Company recognized an approximately $1.8 million of right of use (“ROU”) assets and operating lease liabilities based on the present value of the remaining future minimum rental payments of leases, using an incremental borrowing rate of 3.70% to 4.0%.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

As of September 30, 2023, the Company’s operating leases had a weighted average remaining lease term of approximately 6.42 years.

Cash paid for amounts included in the measurement of operating lease liabilities are approximately $103,000.

For the year ended September 30, 2023, rent expense for the operating leases and short term leases (less than one year) were $246,573 and $320,142, respectively.

For the year ended September 30, 2022, rent expense for the operating leases were approximately $579,000.

The total future minimum lease payments under the non-cancellable operating leases as of September 30, 2023 are as follows:

Year ending September 30,	Minimum lease payments

2024	$551,824
2025	335,973
2026	268,157
2027	254,357
2028	132,004
Remaining	369,202
Total future lease payments	1,911,517
Less: Interest	(191,207)
Present value of lease liabilities	$1,720,310

Future amortization of the Company’s ROU assets is presented below:

Year ending September 30,

2024	$280,561
2025	287,930
2026	229,339
2027	221,333
2028	214,248
Remaining	348,818
Future amortization	$1,582,229

Note 12 – Risks and uncertainties

Foreign currency risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company’s its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rates between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and RMB. If the RMB depreciates against the U.S. dollar, the value of RMB revenues, earnings and assets as expressed in USD financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Credit risk

The Company is exposed to credit risk from its cash in bank, accounts receivable, other receivables, and prepayments.

As of September 30, 2023, the Company had approximately $722,000 was on deposit with a bank located in the PRC not covered by insurance. In China, the insurance coverage of each bank is RMB 500,000 (approximately $72,000). Management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

For the credit risk related to accounts receivable, other receivables, and prepayments, the Company performs ongoing credit evaluations of its customers and vendors.

Inflation risk

Increased inflation may have an adverse impact on the Company’s costs, as a result, on our results of operations. Inflation generally affects us by increasing our cost of labor and raw materials, and freight costs for our exported products. We source key materials from vendors in China. Although China has not experienced significant inflation and inflation has not had a material impact on our results of operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. As a result, our results of operations may be adversely impacted.

Significant customers

For the year ended September 30, 2023 and 2022, no customer accounted for over 10% of the Company’s total revenues.

As of September 30, 2023, three customers accounted for 15%, 11% and 10% of accounts receivable. As of September 30, 2022, one customers accounted for 17% of accounts receivable.

Vendor concentration risk

For the year ended September 30, 2023, three vendors accounted for 40%, 24% and 19% of the Company’s total purchases. For the year ended September 30, 2022, three vendors accounted for 32%, 31%, and 16% of the Company’s total purchases.

As of September 30, 2023, three vendors accounted for 43%, 15% and 10% of prepayment for inventory purchase. As of September 30, 2022, two vendors accounted for 70% and 16% of prepayment for inventory purchase.

Note 13 – Segments information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Disaggregated information of revenues by types are as follows:

	Years Ended September 30,
	2023	2022
Vehicle sales	$64,804,959	$72,571,376
Automobile parts, repairs, and maintenance services	1,976,880	2,435,379
Finance service, net	583,818	555,584
Others	767,963	1,386,569
Total revenues	$68,133,620	$76,948,908

Note 14 – Subsequent events

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were available to be issued on March 28, 2024 and determined that there were no such events requiring recognition or disclosure in the financial statements except the following.

From October 31, 2023 to March 28, 2024, the Company drew a total of approximately $ 10.4 million from the various credit line with the bank and repaid $ 12.6 million.

From October 31, 2023 to March 28, 2024, the Company obtained additional interest free operating proceeds from various related parties approximately $5.1 million and repaid approximately $3.9 million to those related parties.

Note 15 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Rule 4-08(e)(3) of Regulation S-X promulgated by the SEC, “General Notes to Financial Statements” and concluded that it was applicable, and the Company is required to disclose the required financial statement information for the parent company. The subsidiaries did not pay any dividends to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investments are presented on the separate parent only balance sheets as “investment in subsidiaries” and the income (loss) of the subsidiaries are presented as “share of income (loss) of subsidiaries” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or are not required.

PARENT COMPANY BALANCE SHEETS

	September 30,	September 30,
	2023	2022
ASSETS

Cash
Investment in subsidiaries	3,677,057	3,550,029
Total assets	3,677,057	3,550,029

LIABILITIES AND EQUITY

COMMITMENTS AND CONTINGENCIES

EQUITY

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 34,000,000 shares issued and outstanding at September 30, 2023 and 2022)	3,400	3,400
Subscription receivable	(3,400)	(3,400)
Additional paid-in capital	3,825,233	3,530,576
Retained earnings	41,250	146,408
Statutory reserves	140,885	108,632
Accumulated other comprehensive loss	(330,311)	(235,587)
Total equity	3,677,057	3,550,029
Total liabilities and equity	3,677,057	3,550,029

*	Shares and per share data are presented on a retroactive basis

PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended September 30,
	2023	2022
EQUITY (LOSS) INCOME OF SUBSIDIARIES	(72,905)	435,331

(LOSS) INCOME BEFORE INCOME TAXES	(72,905)	435,331

(LOSS) INCOME FROM OPERATION	(72,905)	435,331
PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS)	(72,905)	435,331

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(94,724)	(365,605)
COMPREHENSIVE LOSS	(167,629)	69,726

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(72,905)	435,331
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity income of subsidiaries	72,905	(435,331)

CHANGES IN CASH	-	-

CASH, beginning of period	-	-

CASH, end of period	-	-

Ordinary Shares

AoChuang Holdings, Inc.

PROSPECTUS

EF HUTTON LLC

[  ], 2024

Through and including          (the 25th day after the date of this prospectus), all dealers that effect transactions in our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Subject to the provisions of the Companies Act and in the absence of fraud or willful default, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, managing director, agent, auditor, secretary and other officer for the time being of the Company; or

(b)	is or was, at the request of the Company, serving as a director, managing director, agent, auditor, secretary and other officer for the time being of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Indemnification Agreements

We have also entered into indemnification agreements, the form of which will be filed as Exhibit [10.3] to this registration statement, with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Name of Purchaser	Date of Issuance	Number of Shares	Consideration
Quality Corporate Services Ltd. (1)	February 15, 2023	1	$0.0001
DaMei Holdings, Ltd. (2)	February 15, 2023	33,999,999	$3,399.9999

(1)	On February 15, 2023, Quality Corporate Services Ltd. transferred 1 ordinary share of the company to DaMei Holdings, Ltd.

(2)	On September 22, 2023, DaMei Holdings, Ltd. transferred 10,540,000, 1,530,000, 1,530,000, 1,530,000, 1,530,000, and 1,530,000 ordinary shares, respectively, to HuiHaoXin Investment Holdings Ltd., YuanMuChun Investment Ltd., ZhongLianXin Investment Ltd., ShiLai Investment Ltd., MuCheng Investment Ltd. and QiGe Investment Ltd. Mr. Liu holds 100% equity interest in and is the sole director with voting, dispositive or investment powers of each of the foregoing companies.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1.1*	Memorandum of Association of AoChuang Holdings, Inc., dated February 15, 2023
3.1.2*	Articles of Association of AoChuang Holdings, Inc., dated February 15, 2023
3.2.1*	Amended and Restated Memorandum of Association and Articles of Association of AoChuang Holdings, Inc., dated [*]
3.2.2*	Amended and Restated Articles of Association of AoChuang Holdings, Inc., dated [*]
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
8.1*	Opinion of King & Capital Law Firm regarding certain PRC tax matters (included in Exhibit 99.1)
10.1*	Employment Agreement between AoChuang Holdings, Inc. and its CEO, Yuan Liu, dated [ ]
10.2*	Employment Agreement between AoChuang Holdings, Inc. and its CFO, [ ], dated [ ]
10.3*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.4*	English Translation of Sales and Services Agreement with GAC Trumpchi Auto Sales Co., Ltd. dated April 3, 2020
10.5*	English Translation of Vehicle Sales Agreement with GAC Zhejiang Geely Holding Group Automobile Sales Co., Ltd. dated January 1, 2024
10.6*	English Translation of Sales Agreement with Great Wall Motor Company Limited, Chongqing Sales Branch, Ltd. and Chongqing Haval Automobile Co., Ltd. dated January 1, 2022, and an amendment dated October 3, 2022
14.1*	Code of Business Conduct and Ethics of the Registrant
21.1*	Subsidiaries of the Registrant
23.1*	Consent of TPS Thayer, LLC, an independent registered public accounting firm
23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3*	Consent of King & Capital Law Firm, PRC counsel to the Registrant (included in Exhibit 99.1)
99.1*	Opinion of King & Capital Law Firm, PRC counsel to the Registrant, regarding certain PRC law matters
99.2*	Clawback Policy
99.3*	Consent of Yifu Fu, Independent Director Nominee
99.4*	Consent of Zhaolong Yan, Independent Director Nominee
99.5*	Consent of Chunyi Luo, Independent Director Nominee
99.6*	Consent of Yifu Fu Director Nominee
107*	Filing Fee Table

*	To be filed via amendment

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [*], PRC, on [*], 2024.

AoChuang Holdings, Inc.

By:
	Name:	Yuan Liu
	Title:	Chief Executive Officer Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Chief Financial Officer, Chairman and Director	[ ]
Name: Yuan Liu	(Principal Executive Officer)	[ ]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in [   ], on [    ], 2024.

U.S. AUTHORIZED REPRESENTATIVE [ ]

By:
	Name:	[ ]
	Title:	[ ]